Exhibit 99.103

Coffey Mining Pty Ltd

DOCUMENT INFORMATION

Author(s):	Linton Kirk	Chief Mining Engineer	BE (Mining), FAuslMM

	Beau Nicholls	Associate Consultant	BSc (Geol.), MAIG

	Doug Corley	Associate Resource Geologist	BAppSc (Geol), BSc(Hons), MAIG

	Chris Witt	Senior Consultant, Metallurgy	BSc (Met), MAusIMM

Date:	28 October 2010

Project Number:	MINEWPER00640AB

Version / Status:	Final

Path & File Name:	F:\MINE\Projects\Rio Alto Minerals Ltd\MINEWPER00640AB_La Arenda Oxides\Report\CMWPR_640AB_Rio Alto_43-101_TechnicalReport_28Oct10.docx

Print Date:	Friday, 29 October 2010

Copies:	Rio Alto Mining Limited	(electronic)

	Coffey Mining – Perth	(1)

Document Review and Sign Off

[signed]
Primary Author
Linton Kirk

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

Table of Contents

1	Summary			1
	1.1	Introduction		1
	1.2	Property Description and Location		1
	1.3	Ownership		1
	1.4	Geology and Mineralization		1
	1.5	Status of Exploration		2
	1.6	Data Reliability		2
	1.7	Mineral Resources		3
	1.8	Mineral Reserve		4
	1.9	Proposed Development and Operations		6
	1.10	Environmental and Social Considerations		6
	1.11	Project Implementation		7
	1.12	Financial Summary		8
	1.13	Conclusions and Recommendations		9
2	Introduction			11
	2.1	Scope of Work		11
	2.2	Principal Sources of Information		11
	2.3	Site Visit		12
	2.4	Authors’ Qualifications and Experience		12
	2.5	Units of Measurements		13
	2.6	Independence		13
	2.7	Abbreviations		13
3	Reliance on Other Experts			15
4	Property Description and Location			16
	4.1	Background Information on Peru		16
		4.1.1	Geography	16
		4.1.2	Political System	16
		4.1.3	Economy	17
	4.2	Project Location		17
	4.3	Peruvian Mining Laws		19
		4.3.1	Annual Validity Fees and Maintenance Obligations	20
		4.3.2	Royalties	21
		4.3.3	Ownership of Mining Rights	22
		4.3.4	Taxation and Foreign Exchange Controls	22
		4.3.5	Stability Agreements	22
		4.3.6	Environmental Laws	23
		4.3.7	Mine Closure and Remediation	26
		4.3.8	Workers Participation	27
		4.3.9	Regulatory and Supervisory Bodies	27
	4.4	Tenement Status		28
	4.5	Mining Environmental Liabilities		32

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			34
	5.1	Project Access		34
	5.2	Physiography and Climate		34
	5.3	Population Centres		34
	5.4	Local Infrastructure and Services		35
		5.4.1	Power	35
		5.4.2	Water	36
		5.4.3	Project Site Layout	36
	5.5	Land Purchase Status		36
6	History			37
	6.1	Ownership History		37
	6.2	Exploration History		37
	6.3	Resource History		37
7	Geological Setting			40
	7.1	Regional Geology		40
	7.2	Project Geology		40
8	Deposit Types			43
	8.1	Introduction		43
	8.2	Porphyry Copper Deposits		43
	8.3	Epithermal Gold Deposits		43
9	Mineralization			44
10	Exploration			47
11	Drilling			48
	11.1	Introduction		48
	11.2	Drilling Procedures		48
		11.2.1	Diamond Drilling Procedures	48
		11.2.2	Reverse Circulation Drilling Procedures	48
	11.3	Drilling Orientation		48
	11.4	Surveying Procedures		49
		11.4.1	Accuracy of Drillhole Collar Locations	49
		11.4.2	Downhole Surveying Procedures	49
	11.5	Sterilisation Drilling 2009		49
12	Sampling Method and Approach			52
	12.1	Diamond Core Sampling		52
	12.2	Reverse Circulation Sampling		52
	12.3	Surface Trench Sampling		52
	12.4	Logging		52
13	Sample Preparation, Analyses and Security			53
	13.1	Sample Security		53
	13.2	Sample Preparation and Analysis		53
	13.3	Adequacy of Procedures		53

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

14	Data Verification			56
	14.1	Analytical Quality Control Procedures		56
	14.2	Routine Independent Quality Control		56
		14.2.1	Standards	56
		14.2.2	Blanks	57
		14.2.3	Field Duplicates	65
	14.3	Laboratory Internal Quality Control		66
		14.3.1	Coarse (Crushed) Rejects	66
		14.3.2	Laboratory Duplicates	66
		14.3.3	Laboratory Standards and Blanks	66
	14.4	Miscellaneous Quality Control		69
		14.4.1	Period 1997 to 1999	69
		14.4.2	Period 2005 to 2007	69
	14.5	Channel and Bulk Sampling Comparative Testwork – 2009		70
	14.6	Topography		71
	14.7	Bulk Densities		72
	14.8	Verification Sampling		72
	14.9	Drillhole Database		72
15	Adjacent Properties			73
16	Mineral Processing and Metallurgical Testing			74
	16.1	Mineralogy		74
		16.1.1	Oxide	74
		16.1.2	Sulphide	75
	16.2	Metallurgical Sampling		75
		16.2.1	Gold Oxide Samples	77
		16.2.2	Copper Sulphide Samples	77
	16.3	Testwork Programmes		78
	16.4	Comminution Testwork		79
	16.5	Heap and Dump Leach Testwork		80
		16.5.1	Previous Testwork	80
		16.5.2	Recent Dump Leach Testwork	83
	16.6	Copper Sulphide Testwork		87
		16.6.1	Grade Analysis	87
		16.6.2	Grind Size Determination	88
		16.6.3	Rougher Flotation and Reagent Selection	88
		16.6.4	Cleaner Flotation and Regrind Testwork	89
		16.6.5	Locked Cycle Flotation Testwork	90
		16.6.6	Variability Testwork	92
		16.6.7	Flotation Tail Cyanidation	92
	16.7	Processing Flowsheets		93
		16.7.1	Dump Leach	93
		16.7.2	Copper Sulphide Plant	94
17	Mineral Resource and Mineral Reserve Estimates			98
	17.1	Mineral Resource Estimates		98

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

		17.1.1	Introduction	98
		17.1.2	Database Development	98
		17.1.3	Geological Modelling	98
		17.1.4	Grade Estimation	100
		17.1.5	Resource Classification	101
		17.1.6	Tonnage Factor	103
		17.1.7	Mineral Resource	103
		17.1.8	Comparative Estimates	105
	17.2	Mineral Reserve		105
18	Other Relevant Data and Information			108
	18.1	Mining		108
		18.1.1	Drill and Blast	108
		18.1.2	Load and Haul	109
		18.1.3	Grade Control	110
		18.1.4	Other Mining Activities	111
	18.2	Geotechnical Input		111
		18.2.1	Gold Oxide Pit	111
		18.2.2	Sulphide Pit	112
	18.3	Hydrogeology and Hydrology Input		113
		18.3.1	Hydrogeology	113
		18.3.2	Hydrology	114
	18.4	Pit Optimisation		115
	18.5	Mine Design		116
		18.5.1	Gold Oxide Pit Design	116
		18.5.2	Sulphide Pit Shell	116
		18.5.3	Waste Dump Designs	118
	18.6	Mineral Processing and Recoverability		119
	18.7	Tailings Storage		119
		18.7.1	Design	120
		18.7.2	Discussion	120
		18.7.3	Closure	122
	18.8	Site Layout		122
	18.9	Mine Production Schedule		122
		18.9.1	Gold Oxides Dump Leach	122
		18.9.2	Copper Sulphides	122
	18.10	Project Infrastructure and Services		125
		18.10.1	Roads	125
		18.10.2	Accommodation	126
		18.10.3	Offices, Workshops and Storage	126
		18.10.4	Laboratories	127
		18.10.5	Fuel and Lubrication Storage	127
		18.10.6	Explosives Storage	127
		18.10.7	Water	127
		18.10.8	Telecommunication	128
		18.10.9	Power	129
	18.11	Markets		129

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

		18.11.1	Gold Supply and Demand	130
		18.11.2	Copper Supply and Demand	131
	18.12	Contracts		133
	18.13	Environmental and Social Considerations		133
		18.13.1	Environmental	133
		18.13.2	Social	134
	18.14	Taxes		134
	18.15	Capital Costs		134
	18.16	Operating Costs		136
		18.16.1	Mining Costs	136
		18.16.2	Dump Leach Processing Costs	137
		18.16.3	Sulphide Milling and Flotation Processing Costs	138
		18.16.4	Copper Concentrate Costs	139
		18.16.5	General and Administration Costs	142
	18.17	Project Economics		144
		18.17.1	Cashflow Modelling	144
		18.17.2	Sensitivity Analysis	147
	18.18	Proposed Project Development Schedule		148
19	Interpretation and Conclusions			149
20	Recommendations			150
	20.1	Geology and Resources		150
	20.2	Mining		150
	20.3	Metallurgy		151
	20.4	Infrastructure		151
	20.5	Social		152
	20.6	Environmental		152
	20.7	Estimated Costs of Recommendations		152
21	References			153
22	Date and Signature Page			154
23	Certificates of Authors			155

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

List of Tables

Table 1.7_1 – Mineral Resource (July 31st 2010)	3
Table 1.8_1 – Coffey Mining Pit Optimisation Parameters	4
Table 1.8_2 – Rio Alto Mineral Reserve	5
Table 2.6_1 – Qualified Persons-Report Responsibilities	13
Table 2.7_1 – List of Abbreviations	14
Table 4.4_1 – Mining Concessions Fully Owned by La Arena S.A.	31
Table 4.5_1 – Mining Environmental Liability	32
Table 6.3_1 – Resource History	38
Table 6.3_2 – In-Pit Resource by Iamgold (December 31st 2006)	38
Table 6.3_.3 – Updated In-Pit Mineral Resource by Iamgold (August 31st 2007)	39
Table 11.1_1 – Summary Drilling Statistics	48
Table 11.5_1 – Sterilisation Drilling Results	51
Table 14.2.1_1 – Certified Elements Standards	57
Table 14.5_1 – Summary of Channel Sampling and Bulk Sampling of 10 pits compared to Diamond Drilling	71
Table 16.4_1 – Bond Work Indices	79
Table 16.4_2 – Bond Work Index and Abrasion Index	79
Table 16.4_3 – SPI and CWI Index	80
Table 16.5.1_1 – 1997 Column Testwork	81
Table 16.5.1_2 – 1998 Column Testwork	82
Table 16.5.1_3 – Coarse Leaching Testwork	83
Table 16.5.2_1 – 2010 Bottle Roll Cyanidation	84
Table 16.5.2_2 – 2010 Reagent Consumptions	84
Table 16.5.2_3 – 2010 Column Preparation	85
Table 16.5.2_4 – 2010 Column Leaching Results	85
Table 16.5.2_5 – Check Bottle Roll Cyanidation	86
Table 16.6.1_1 – Samples Grade Analysis	87
Table 16.6.5_1 – Locked Cycle Flotation Test Results	91
Table 16.6.5_2 – Final Concentrate Analysis	91
Table 16.6.6_1 – Variability Testwork Summary	92
Table 16.6.7_1 – Flotation Tail Cyanidation	93
Table 17.1.3_1 – Lithology and Oxidation Zones	99
Table 17.1.6_1 – Bulk Density	104
Table 17.1.7_1 –Mineral Resource (July 31st 2010)	104
Table 17.2_1 – Coffey Mining Pit Optimisation Economic Parameters	105
Table 17.2_2 – Rio Alto Mineral Reserve	106
Table 18.2.2_1 – Porphyry Open Pit Wall Angles	112
Table 18.3.2_1 – Predicted Stream Flows	114
Table 18.3_2 – Rainfall and Evaporation Data	114
Table 18.4_1 – Pit Optimisation Parameters	115
Table 18.4.2_2 – Pit Optimisations Summary	115

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

Table 18.7.2_1 – Tailings Storage Risk Analysis	121
Table 18.9.1_1 – Gold Oxides Mining Schedule	124
Table 18.9.2_1 – PFS Mine Production and Mill Feed Schedule	125
Table 18.15_1 – Dump Leach Feasibility Capital Costs	134
Table 18.15_2 – Sulphide Milling Capital Costs	135
Table 18.16.2_1 – Dump Leach Processing Cost	138
Table 18.16.3_1 – Sulphide Milling and Flotation Processing Cost	138
Table 18.16.4_1 – Concentrate Costs	142
Table 18.16.5_1 – PFS G & A Cost Breakdown	143
Table 18.17.1_1 – Cashflow by Year	146
Table 18.17.2_1 – Sensitivity Range Table	147

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

List of Figures

Figure 4.1.2_1 – Peruvian State - Structure	17
Figure 4.2_1 – Project Location Map	18
Figure 4.4_1 – Regional Mining Properties	29
Figure 4.4_2 – Mining Concessions	30
Figure 7.1_1 – Regional Geology, Lineaments, Intrusives, Mines and Prospects	41
Figure 7.2_1 – Property Geology	42
Figure 9_1 – La Arena Geology and Drill Patterns	45
Figure 11.5_1 – Location of Sterilisation Drilling 2009	50
Figure 13.2_1 – La Arena Core Sample Preparation and Analysis	54
Figure 13.3_1 – Typical Size Testing Results for Crushed Samples	55
Figure 13.3_2 – Typical Size Testing Results for Pulverized Samples	55
Figure 14.2.1_1 – Standards Results for LAOx-1	58
Figure 14.2.1_2 – Standards Results for LAOx-2	59
Figure 14.2.1_3 – Standards Results for LAOx-3	60
Figure 14.2.1_4 – Standards Results for LASUL-1	61
Figure 14.2.2_1 – Blanks Results for LABLK-1	62
Figure 14.2.2_2 – Blanks Results for LABLK-2	63
Figure 14.2.2_3 – Blanks Results for LABLK-3	64
Figure 14.2.3_1 – Field Duplicates Results	65
Figure 14.3.1_1 – Coarse (Crushed) Rejects Results	67
Figure 14.3.2_1 – Laboratory Duplicates Results	68
Figure 16.2_1 – Location Plan of Metallurgical Samples to end 2007	76
Figure 16.2_2 – Recent Gold Oxides Metallurgical Samples Location	77
Figure 16.5.1_1 – Previous Gold Leach Recovery versus Size	83
Figure 16.6.3_1 – Rougher Concentrate Grade versus Recovery Curves	89
Figure 16.6.4_1 – Cleaner Flotation Results	90
Figure 16.7.1_1 – Dump Leach Flowsheet	96
Figure 16.7.2_1 – Copper Circuit Flowsheet	97
Figure 17.1.3_1 – E-W Cross Section Calaorco Breccia	99
Figure 17.1.3_2 – E-W Cross Section South Porphyry	100
Figure 17.1.4_1 – Block Model Au and Cu Grades in 3D	102
Figure 17.1.5_1 – Classification by Iamgold	103
Figure 18.5.1_1 – Gold Oxide Project Pit and Waste Dump Designs	117
Figure 18.5.2_1 – Sulphide Pit Shell	118
Figure 18.8_1 – Site Layout	123
Figure 18.11.1_1 – Gold Price Last Five Years	131
Figure 18.11.2_1 – Copper Price Last Five Years	132
Figure 18.11.2_2 – Global Copper Concentrate Market Balance	132
Figure 18.17.2_1 – Sensitivity Chart	147

La Arena Project, Peru – MINEWPER00640AB
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

1	SUMMARY

1.1	Introduction

Coffey Mining has been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta and British Columbia whose common shares are listed for trading on the TSX Venture Exchange, to prepare an Independent Technical Report of the La Arena gold-copper project (La Arena Project) in Peru.

This report is an update to and replacement of the Technical Report dated March 31 2008 on the La Arena Project.

1.2	Property Description and Location

The La Arena Project is located in northern Peru, 480km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

1.3	Ownership

The La Arena copper and gold deposit was discovered in December 1994 and in January, 1995, Cambior initially staked a 1,800 hectares claim group. Since 1994, Cambior and later Iamgold, staked additional claims and the total area of the La Arena claims now total 20,673 hectares.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To effect the sale 44 mining concessions totalling 20,673 hectares were transferred by Iamgold to a new Peruvian company, La Arena S.A. and these concessions are fully owned and registered to La Arena S.A.

In addition to the La Arena Project, the property includes several prospects, i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida.

Rio Alto has the right to acquire La Arena S.A. pursuant to the terms of an Option and Earn-in Right Purchase Agreement dated June 15, 2009 among Iamgold Quebec Management Inc., a wholly-owned subsidiary of Iamgold, La Arena S.A. and Rio Alto (the “Earn-in and Option”).

1.4	Geology and Mineralization

The regional geology comprises Tertiary Calipuy Group arc volcanics covering the western sector, folded and faulted Mesozoic sedimentary sequences in the eastern sector, Precambrian and Paleozoic basement to the east and coastal batholith to the west. The dominating structural grain of the region trends NW-SE. Two other structural trends are developed in NE-SW and N-S directions.

La Arena Project, Peru – MINEWPER00640AB	Page: 1
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

The La Arena deposit occurs as Au-Ag mineralization within a Mesozoic quartzite cap to a Tertiary porphyry Au-Cu intrusion. Mineralization is developed in five major areas of the deposit, namely Calaorco Breccia and Ethel Breccia, both epithermal gold oxide, and North Porphyry, South Porphyry and Dacite Breccia, mainly primary and secondary Au-Cu. The quartzite-sandstone sequence that hosts the Calaorco Breccia dips moderately to the east. The porphyry complex has been interpreted to dip steeply to the east and display an upward flaring geometry. It contains several vein types, which are predominantly early “A” type quartz veins, “B” type quartz-sulphide veins and subsequent “D” type pyrite veins.

Possible alternative interpretations of the dominant mineralized trends have been postulated: sub-vertical control in the form of NE trending breccia-fracture systems for the Calaorco Breccia and vertical cylinders or cupolas and clustering for the porphyry complex. Infill drilling and structural studies are required to determine the detailed geometries of the various mineralized systems.

1.5	Status of Exploration

Most exploration has been focused on the La Arena deposit. The principal methods used for exploration drilling at La Arena have been diamond core drilling (DDH) and minimal reverse circulation drilling (RC). The accumulated resources drilling over the La Arena deposit area reached 59,991m in 351 holes. In addition, 60 surface trenches were completed, totalling 4,120m in length. In 2009 a total of 48 RC sterilisation holes were completed for 2,900m.

In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and limited exploration diamond drilling. (i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida). Four anomalies have been identified at La Florida in the southern part of the property. Agua Blanca is both an epithermal (breccia) and porphyry (dacite) target.

1.6	Data Reliability

During the early exploration data verification was done by company geologists and little information on quality assurance and quality control procedures (QAQC) is available. Until the end of 2004 core samples were processed by CIMM Peru as the primary laboratory. Occasionally quality control samples were analysed by secondary laboratories but it is difficult to make an assessment of the results because no independent reference materials were included in the sample stream during that period.

From 2004 onwards, more rigorous QAQC procedures were followed and appropriately documented. Coffey Mining reviewed the results obtained for standards, blanks, rejects and duplicates to determine the accuracy and precision achieved by CIMM Peru and ALS Chemex since 2004.

Drilling, surveying, geological logging, sample preparation and assaying procedures have been completed to accepted industry standards.

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1.7	Mineral Resources

The La Arena resource estimate is based on the results of 340 diamond core holes (58,805m), 11 reverse circulation holes (1,186m), and 60 surface trenches (4,120m). The deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry.

The Mineral Resource for the La Arena Project is given in Table 1.7_1. Resources are confined within an optimum undiscounted cashflow pit shell based on US$1,050/oz Au and US$12/oz Ag for the copper-poor mineralization largely contained within the oxide sandstone (Cu < 300ppm) and a pit shell based on US$3.00/lb Cu and US$1,050/oz Au for the copper-rich mineralization largely in primary and secondary porphyry. These metal prices, although current, are higher than the more conservative prices used for Mineral Reserves estimation and put a suitable economic constraint to the Resource.

Table 1.7_1
La Arena Au-Cu Project
Mineral Resource (July 31st 2010)
Material	Cuttoff	Category	Tonnes	Au Grade	Cu Grade	Ag Grade	Au	Cu	Ag
			(Mt)	(g/t)	(%)	(g/t)	(‘000 oz)	(‘Mlb)	(‘000 oz)
Oxide	0.11g/t Au	Indicated	79.6	0.41	0.01	0.08	1,050		172
		Inferred	9.2	0.19	0.01	0.29	57		66
Secondary & Primary	0.1% Cu	Indicated	225	0.27	0.35		1,932	1,722
		Inferred	178	0.21	0.30		1,216	1,171

The average molybdenum (Mo) grade is of the order of 40ppm. Although not included in the resources, recovery of Mo presents an economic opportunity of interest.

The estimation and classification of the resources by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The resource classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004.

The reporting of resource classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical, the notable difference being the requirement to report Inferred Mineral Resources separate from the totalled Measured and Indicated Mineral Resources under NI 43-101.

Doug Corley, who is a member of the Australasian Institute of Geoscientists and has more than 16 years relevant experience, assumes responsibility for the resource estimate for the La Arena deposit. Doug Corley is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively. Doug Corley is an Associate Resource Geologist for Coffey Mining.

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1.8	Mineral Reserve

All key inputs for both the recent gold oxide feasibility work and the previous Iamgold PFS work have been reviewed by Coffey Mining and a pit optimisation using these updated parameters undertaken using Whittle software by Coffey Mining. The key input parameters used are shown in Table 1.8_1.

		Table 1.8_1
		La Arena Project
		Coffey Mining Pit Optimisation Parameters
Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and waste	$1.74 ore and waste
($/t mined)	Porphyry	$1.82 ore and waste	$1.82 ore and waste*
Processing Cost ($/t Ore)		$1.55	$4.77
G & A Cost		$0.72**	$0.95
Mill Recovery	Au	80%	40%
	Cu	0%	88%
Slope Angles		38º and 45º
Royalty		1.7%
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The mineral reserves have been estimated using the following cutoff grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

The Probable Mineral Reserve, based on the Indicated Resource only, is summarized in Table 1.8_2.

The estimation and classification of the mineral reserves by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

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Table 1.8_2
La Arena Project
Rio Alto Mineral Reserve
(31 July 2010)
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0.30	0.20	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
Total Shell	15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3	0.29	1,748,000	0.38	1,574,000

*Rounded numbers may not sum exactly.
Note: Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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Linton John Kirk, who is a fellow of the Australasian Institute of Mining and Metallurgy and has more than 30 years relevant mining experience, assumes responsibility for the reserve estimate for the La Arena deposit. Linton Kirk is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively. Linton Kirk is the Chief Mining Engineer for Coffey Mining.

1.9	Proposed Development and Operations

Rio Alto proposes to proceed with a staged approach to the project, commencing mining and processing for the gold ore dump leach and once this is operational expand the project by mining and processing the copper ore.

Mining at La Arena will be based on a conventional truck and shovel, open-pit mine design with run of mine dump leaching of gold oxide material during the first 7 years of production. The copper/gold sulphide material would be mined from an open-pit and be treated by milling, flotation, and concentration of the copper/gold during years 4 to 25.

Oxide ore production will commence at the rate of approximately 10,000tpd increasing to 24,000tpd during year 2. Mining is planned to be on a two 12 hour shift, 7 day per week basis using contract mining. Gold recovery is assumed to be 80% and gold production from the dump leach is estimated to total 634,000 ounces.

Sulphide ore production has been planned at a rate of 24,000tpd for 21 years.

1.10	Environmental and Social Considerations

B&G Engineering SAC has conducted an environmental and social due diligence evaluation in order to identify the existence of real and potential environmental and social risks for the Project.

B&G concluded that there are no “fatal flaws” or the existence of a major risk that could jeopardize the environmental or social viability of the Project.

The main environmental issues that may be considered intermediate risks are:

  The long term management of fresh water.

  The time it takes to obtain licenses and permits from regulators.

  The long term management plan for acid rock drainage (ARD) for the sulfides in waste dumps and tailings.

  The costs associated with the closure of the mine.

B&G believe these risks can be mitigated by sound social and environmental policies together with professional management programs.

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On July 20, 2010, La Arena SA received, from the General Bureau of Environmental Affairs of the Ministry of Energy and Mines of Peru (“MEM”), Directorial Resolution No. 234-2010 MEM/AAM, by which the MEM approved the Environmental Impact Assessment (EIA) of the La Arena 24,000tpd dump leach operation.

The main social aspects that can be considered as intermediate risks are:

  The need for ongoing relocation and acquisition of surface land from individual owners.

  The existence of mining operations located in the vicinity of the Project whose community management methods may affect the surface land acquisition as well as on how communities will perceive the project in relation to social and environmental demands.

  The expectations that the Project development will generate within the local population.

1.11	Project Implementation

Rio Alto began engineering and development work for the La Arena Gold Oxide Project in June 2009. This work involved the engagement of various consultants and contractors to complete geotechnical, geomechanical, hydrogeological, mine design and other work to complete a Feasibility Study for the project.

The company also filed an EIA for the La Arena gold oxide project with the MEM in September 2009 and held a number of community workshops and public hearings as part of the EIA process in late 2009.

In April 2010, the company´s metallurgical consultant, Heap Leach Consultants (HLC), completed column leach testwork and in May 2010 the feasibility study and detailed engineering design for the La Arena gold oxide project was completed by Ausenco Vector and HLC.

On receipt of the EIA approval in July 2010 the company commenced the permitting procedures for construction and other related authorizations from the relevant authorities which is currently ongoing.

In July 2010, La Arena S.A., titleholder of the Project, selected Consorcio TIWU (GyM-STRACON) as its civil works contractor to build the leach pad, waste dumps and related infrastructure for the gold oxide Project. GyM S.A. (Graña y Montero) is one of the largest and most experienced civil work contractors and engineering service providers in Peru. STRACON is a civil work service provider specializing in mining operations in New Zealand and Peru. Both companies have been successfully operating jointly in the Peruvian mining sector for eight years.

Construction work will start once the relevant contracts have been executed and permits have been issued by the DGA. Provided that no extreme weather conditions occur Rio Alto expects to place ore on the leach pad in December, 2010.

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Once Rio Alto has obtained funds it will begin development of a detailed plan of all work required for the sulphide project, including further drilling, metallurgical and other testwork, studies into all aspects of the project plus the detailed plan for the EIA that will need to occur. Rio Alto is currently scheduling commissioning of the mill 4 years after the start of the dump leach.

1.12	Financial Summary

The key assumptions used in the Rio Alto financial model include:

Revenue

  Copper at $2.50/lb.

  Gold at $1000/oz.

  Silver at $12/oz, based on constant grade of 0.08g/t and 80% recovery.

  No revenue allowed for molybdenum.

Financing

100% equity assumed.

Taxes

  95% of capital expenditure (capex) subject to IGV (VAT), refunded in following year.

  Worker’s participation tax 8% of taxable income.

  Income tax rate 30%.

  No withholding tax allowed.

  Peru government royalty varies from 1% to 3% of revenue net of allowed deductions.

Physicals – Production Basis

  Dump leach feed of 57.02Mt @ 0.43g/t Au.

  Mill feed of 175.0Mt @ 0.37% Cu and 0.30g/t Au.

  Dump leach mining and processing rate 3.6Mtpa from December 2010, increasing to 8.64Mtpa in 2012.

  Dump leach waste mining of 78.3Mt with annual amounts ranging from 9Mtpa to 14.5Mtpa.

  Mill feed rate of 7.2Mtpa, from January 2014 increasing to 8.2Mtpa in 2015.

  Mill waste mining rate ranging from 7.2Mtpa to 8.2Mtpa and totalling 175Mt.

  Dump leach metallurgical recovery of 80% Au.

  Metallurgical copper recovery of 88% Cu and 40% Au to concentrate.

  Gold produced 1,285koz.

  Copper produced 1,203Mlb.

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Capital Costs

  Total capital cost of $320M (net of IGV).

  Includes EPCM costs of mill and related infrastructure of 11% and overall 21% contingency.

Operating Costs

  Dump leach ore and waste mining cost $1.74/t and mill ore and waste mining cost $1.82/t.

  Dump leach processing cost $1.55/t.

  Mill processing cost $4.77/t.

  G&A cost of $0.72/t for dump leach ore, $0.95/t for mill ore.

The primary results from the financial model are:

Cashflow (after tax)

  Maximum negative cumulative cashflow during mill construction in year 3 of approximately $130M.

  Cumulative cashflow positive from year 5.

  Total net cashflow of $1,015M in year 25.

Financial Results

  After tax internal rate of return (based on 100% equity) 40%.

  After tax net present value (NPV) of $348M at a discount rate of 8%.

  Payback period, from start of mill, is less than 12 months.

  Cash cost gold (dump leach only) $508/oz.

  Cash cost copper (including gold credits) $1.10/lb.

Sensitivity analysis has been on all key variables including metal prices, metallurgical recovery, ore grades and capital and operating costs. As expected the Project is most sensitive to copper and gold price, followed by gold recovery in the mill (on the positive side) and copper grade to the mill (on the negative side) within a reasonable expected range for these key parameters.

1.13	Conclusions and Recommendations

From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by Coffey Mining to be at feasibility study level and the sulphides project is at pre-feasibility level, as defined by NI 43-101, and is reasonably robust technically, socially and environmentally and makes a reasonable return on expected funds to be expended.

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A detailed analysis of what is required to be completed in the next stage of feasibility study for the sulphide project has yet to be completed and it is recommended this be done as soon as time and funds permit. There are a number of project areas that are not yet to PFS level and these should be examined to see if any are on the project critical path before appointing any engineering group to begin detailed design and engineering work on the sulphide part of the Project.

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2	INTRODUCTION

2.1	Scope of Work

Coffey Mining has been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta and British Columbia whose common shares are listed for trading on the TSX Venture Exchange, to prepare an independent Technical Report (Report) that would provide a summary of the La Arena gold-copper project (La Arena Project) in Peru.

This Report is to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

The Report is also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Furthermore, this Report has been prepared in accordance with the ‘Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Experts Reports (the “VALMIN Code”) as adopted by the Australasian Institute of Mining and Metallurgy (“AusIMM”). The satisfaction of requirements under both the JORC and VALMIN Codes is binding on the authors as Members of the AusIMM.

All monetary amounts expressed in this report are in United States of America dollars (US$) unless otherwise stated.

2.2	Principal Sources of Information

In addition to site visits undertaken to the La Arena Project in November 2007 and in April 2010, the authors of this report have relied extensively on information provided by Iamgold, discussions with Rio Alto, and a number of studies completed by other internationally recognized independent consulting and engineering groups. A full listing of the principal sources of information is included in Section 21 of this report.

Significant work on the gold oxide project has been completed during 2009 and 2010, including by Heap Leaching Consulting S.A.C., Ausenco Vector S.A.C., Minera Ingeniera y Construccion S.A.C. and B&G Engineering S.A.C. in particular.

For the sulphide project the primary Iamgold study relied upon, including the supporting data and information to its La Arena Project Pre-feasibility Study (November 2006).

The authors have made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Rio Alto along with a written request to identify any material errors or omissions prior to final submission.

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2.3	Site Visit

Coffey Mining Chief Mining Engineer Linton Kirk completed a site visit to La Arena on 5 and 6 November 2007 and again, with Coffey Mining Senior Metallurgist Christopher Witt, on 15 and 16 April 2010. Mr Beau Nicholls (then Coffey Mining’s Geology Manager – Brazil) completed a site visit on 3 and 4 August 2009. During these visits they reviewed the data collection procedures and geology, mining, processing, environmental and waste disposal aspects of the project.

In November 2007 Mr. Kirk also visited the nearby La Virgen dump leach gold mine that is owned and operated by San Simon.

2.4	Authors’ Qualifications and Experience

Coffey Mining is an international mining consulting firm specializing in the areas of geology, mining and geotechnical engineering, metallurgy, hydrogeology, hydrology, tailings disposal, environmental science and social and physical infrastructure.

The “qualified persons” (as defined in NI 43-101) for the purpose of this report are Mr. Beau Nicholls, Mr. Doug Corley, Mr. Linton Kirk and Mr. Christopher Witt, who apart from Mr Nicholls are employees of Coffey Mining.

Mr Linton John Kirk is a professional mining engineer with over 30 years experience in the mining and evaluation of mineral properties internationally, including 13 years as an independent consultant. Mr Kirk is a Fellow of the Australasian Institute of Mining and Metallurgy (“AusIMM”) and has the appropriate relevant qualifications, experience and independence as defined in the Australasian VALMIN and JORC codes and a Qualified Person as defined in Canadian National Instrument 43-101. Mr Kirk has visited the La Arena Project on two occasions, in November 2007 and April 2010. Mr Kirk is currently employed as Chief Mining Engineer with the firm of Coffey Mining Pty Ltd.

Mr Christopher Witt is a professional metallurgist with 14 years experience in the mining industry, including 3 years as an independent consultant. Mr Witt is a Member of the Australasian Institute of Mining and Metallurgy (“AusIMM”) and has the appropriate relevant qualifications, experience and independence as defined in the Australasian VALMIN and JORC codes and a Qualified Person as defined in Canadian National Instrument 43-101. Mr Witt visited the La Arena Project in April 2010. Mr Witt is currently employed as Senior Consultant with the firm of Coffey Mining Pty Ltd.

Mr. Nicholls is a professional geologist with 15 years experience in exploration and mining geology. He was Manager of Geology for Coffey Mining’s Brazil operations and visited the La Arena project on 3 and 4 August 2009 and is now the Technical Director of Middle Island Resources. Mr. Nicholls is a Member of the Australian Institute of Geoscientists (MAIG).

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Mr Corley is a professional resource geologist with 17 years experience in resource and mining geology. Mr Corley is a member of the Australian Institute of Geoscientists (MAIG) and has the appropriate relevant qualifications, experience and independence as defined in the Australasian VALMIN and JORC codes and a Qualified Person as defined in Canadian National Instrument 43-101. Mr Corley has not visited the La Arena Project. Mr Corley is currently employed as an Associate Resource Geologist with the firm of Coffey Mining Pty Ltd.

2.5	Units of Measurements

All monetary dollars expressed in this report are in United States dollars (“US$”). Quantities are generally stated in SI units, including metric tons (tonnes (t), kilograms (kg) or grams (g) for weight; kilometres (km), metres (m), centimetres (cm) and millimetres (mm) for distance; square kilometres (km²) or hectares (ha) for area; and grams per tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Precious metal grades may also be expressed in parts per billion (ppb), and quantities may be reported in troy ounces.

Copper and molybdenum are also expressed in pounds (lbs) and some other measurements have also been included in both imperial and metric terms where this may assist the reader.

2.6	Independence

Neither Coffey Mining, nor the authors of this report, has any material interest in Rio Alto or related entities or interests. Our relationship with Rio Alto is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

Specific sections of the report that the Qualified Persons are responsible for are provided in Table 2.6_1 and are repeated in the attached Qualified Persons certificates.

Table 2.6_1
Qualified Persons-Report Responsibilities
Who		Section
Beau Nicholls	(Coffey Mining)	6, 7, 8, 9, 10, 11, 12, 13, 14, 15,
Doug Corley	(Coffey Mining)	6.3, 17.1
Linton Kirk	(Coffey Mining)	4, 5, 17.2,18 except 18.6
Chris Witt	(Coffey Mining)	16, 18.6
Combined		1, 2, 3, 19, 20, 21

2.7	Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.7_1 below.

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Table 2.7_1
List of Abbreviations
	Description		Description
$	United States of America dollars	kWhr/t	kilowatt hours per tonne
“	inches	l/hr/m²	litres per hour per square metre
µ	microns	lb	pound (weight)
3D	three dimensional	M	million
AAS	atomic absorption spectrometry	m	metres
ADR	adsorption, desorption and refining	Ma	million years
Ag	silver	MIK	Multiple Indicator Kriging
Al	aluminium	mm	millimetres
ARD	acid rock drainage	Mo	molybdenum
As	arsenic	Moz	million ounces
Au	gold	Mtpa	million tonnes per annum
AusIMM	Australasian Institute of Mining and Metallurgy	MW	megawatt
Ba	barium	N (Y)	northing
bcm	bank cubic metres	NaCN	sodium cyanide
Be	beryllium	NI	National Instrument (of Canadian stock exchange)
Ca	calcium	NPV	net present value
CaO	calcium oxide	NQ2	47.6mm inside diameter diamond drill rod/bit/core
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	NSR	net smelter return
cm	centimetre	ºC	degrees centigrade
Co	cobalt	OK	Ordinary Kriging
Cu	copper	oz	troy ounce
DDH	diamond drillhole	P80	80% passing
DMT	dry metric ton	P90 -75µ	90% passing 75 microns
DTM	digital terrain model	PAF	potentially acid forming
E (X)	easting	PFS	Pre-feasibility study
EIA	environmental impact assessment	ppb	parts per billion
EPCM	engineering, procurement and construction management	ppm	parts per million
equ	equivalent	ppm	parts per million
Fe	iron	QAQC	quality assurance quality control
FEL	front end loader	QC	quality control
g	gram	RC	reverse circulation (drilling)
G&A	general and administration	RC	refining charge
g/t	grams per tonne of gold	RC	reverse circulation
GDP	gross domestic product	RL (Z)	reduced level
ha	hectare	ROM	run of mine
HDPE	high density poly ethylene	RQD	rock quality designation
Hg	mercury	RQD	rock quality designation
hp	horse power	SAG	semi autogenous grinding
HQ2	63.5mm inside diameter diamond drill rod/bit/core	SD	standard deviation
hr	hours	SG	Specific gravity
IRR	internal rate of return	t	tonnes
ISO	International Standards Organisation	t/m³	tonnes per cubic metre
JORC	Joint Ore Reserves Committee (of the AusIMM)	TC	treatment charge (smelting)
k	thousand	tpa	tonnes per annum
kg	kilogram	tpd	tonnes per day
kg/t	kilogram per tonne	TSF	tailings storage facility
km	kilometres	TSX	Toronto Stock Exchange
km²	square kilometres	UTM	Universal Transverse Mercator (coordinate system)
kPa	kilopascal	VAT	Value Added Tax
kW	kilowatt	WMT	wet metric ton

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3	RELIANCE ON OTHER EXPERTS

Neither Coffey Mining nor the authors of this report are qualified to provide extensive comment on legal issues, including status of tenure, and taxation associated with the La Arena property referred to in this report. Assessment of these aspects has relied heavily on information provided by Rio Alto’s advisors which has not been independently verified by Coffey Mining, and this report has been prepared on the understanding that the properties are, or will be, lawfully accessible for evaluation, development, mining and processing.

Coffey Mining has relied on Rio Alto’s lawyers Miranda & Amado Abogados, of Lima Peru for their opinion on the title for the La Arena mineral concessions and Coffey Mining has received a letter from Miranda & Amado Abogados supporting Rio Alto’s claims.

No warranty or guarantee, be it express or implied, is made by Coffey Mining with respect to the completeness or accuracy of the legal and taxation aspects of this report. Coffey Mining does not accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

Coffey Mining has also relied on social and environmental opinions provided by Tecnología XXI S.A. contained in the Environmental Impact Study for the gold oxide Project of February 2010, and on social and environmental opinions provided by Mr Max Schwarz contained in his report “Revised Preliminary Social & Environmental Due Diligence & Risk Report for the La Arena Project (Rio Alto Mining Limited) of 24 March 2008.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Background Information on Peru

4.1.1	Geography

Peru is the third largest country in South America after Brazil and Argentina at 1.29 million km². It shares borders with Ecuador and Colombia to the north, Brazil and Bolivia to the east, Chile to the south and the Pacific Ocean to the west. The Andes mountain range divides the country into three geographic regions:

  the highlands created by the Andes;

  the coast to the west; and

  the jungle to the east.

Peru has a population of approximately 29.5 million people, 9 million of which live in Lima, Peru’s political and financial capital. The population is composed of several ethnic groups: 45% Amerindian, 37% mixed Amerindian and white, 15% white, and all others 3%. Spanish and Quechua are the official languages, though Aymara and a number of minor Amazonian languages are also spoken throughout the country. The country is covered by 102,887km of roads, 23,838km of which are highways.

Natural resources include copper, silver, gold, petroleum, timber, fish, iron ore, coal, phosphate, potash, hydropower, natural gas.

Natural Hazards include earthquakes, tsunamis, flooding, landslides, mild volcanic activity.

4.1.2	Political System

Peru is a constitutional republic where power is balanced between executive, legislative and judicial branches. The legal system is based on civil law system and the judicial branch comprises three tiers of lower courts which culminate in a Supreme Court, and the legislative branch takes the form of a unicameral congress.

The executive branch is led by a president, two vice presidents and a prime minister who oversees a council of ministers. Ministers are appointed for specific sectors. At the local level, Peru is divided into 25 political sub-divisions known as departments. The citizens of each department elect a regional president as well as local municipal authorities.

The project and its managing company will be accountable to all three levels of government to different extents.

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4.1.3	Economy

Inflation in Peru has varied greatly over the last few decades, but has now stabilized. From 1990, inflation has declined from a high of over 7,400% to an estimated 2.1% in 2006 increasing to 3.9% in 2007 due to an increase in the cost of imported agricultural products such as wheat and soybeans. The economy has experienced strong growth in recent years, with average real GDP growth of 4% between 2001 and 2006, improving to a 9% growth rate in 2007 and 2008. This led to an average estimated per capita GDP of approximately $8,500 in 2009 and total estimated national GDP of $251.4billion for 2009.

Peru is one of the fastest-growing economies in the Americas, fuelled by a construction boom, favourable terms of trade and export activity and a broad-based stimulative environment. Over US$12 billion in new investment is projected for the next five years, particularly in the energy, mining and infrastructure development sectors. Massive foreign investment targeting the Peruvian mining sector, together with sizable foreign exchange inflows linked to the country’s export activity, has prolonged a bias towards appreciation of the local currency in inflation-adjusted terms.

The main industries in Peru are mining, steel and metal fabrication, oil and oil refining, natural gas, fishing, textiles and food processing. The main exports are agricultural products, copper, gold, zinc, petroleum and textiles.

4.2	Project Location

The La Arena Project is located in Northern Peru, 480km NNW of Lima, capital of Peru, refer to Figure 4.2_1. Access to La Arena is a 710km drive on paved highway or upgraded road from Lima. Politically, La Arena falls within the Huamachuco district, Sánchez Carrión province and Region of the La Libertad. The average altitude is 3,400 meters above sea level (m.a.s.l.) and the Project is located in the eastern slope of the Western Cordillera, close to the Continental Divide and rivers flow towards the Atlantic Ocean through a network of valleys.

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Figure 4.2_1
Project Location Map

N
TUMBES
ECUADOR
PIURA
TALARA
SULLANA
PAITA
AYABACA
HUANCABAMBA
DEPRESION BAYOVAR
LAMBAYEQUE
CHICLAYO
SAN IGNACIO
JAEN
BAGUA
CUTERVO
CHOTA
LUYA
CAJAMARCA
CONTUMAZA
ASCOPE
OTUZCO
TRUJILLO
PATAZ
CORONGO
CHIMBOTE
CARHUAZ
HUARAZ
AIJA
CAJATAMBO
PACIFIC OCEAN
LA ARENA
COLOMBIA
MAP ZONE
BRASIL
LIMA
BOLIVIA
CHILE
81°
80°
79°
78°
77°
4°
5°
6°
7°
8°
9°
10°
0
50
100
150
200
Km (Approx.)
LEGEND
DEPARTMENT CAPITAL
PROVINCE CAPITAL
DISTRICT CAPITAL
PAN AMERICAN HIGWAY
RIVERS
LA ARENA PROJECT
LOCATION MAP

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The geographic coordinates of the main gold mineralization are:

  Latitude 07°50’S, Longitude 78°08’W.

The U.T.M. coordinates are:

  9 126 360 N, 816 237E.

4.3	Peruvian Mining Laws

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM, on June 4, 1992 and its several subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. Rights over such mineral resources are granted to particulars by means of the “Concession System”.

The Concession System provides for the existence of four (4) different types of concessions for the mining industry, which grant the titleholder the right to perform different activities related to the mining industry, as follows:

  Mining Concessions, which grant their titleholder the right to explore and exploit the mineral resources located within the boundaries of said concession. Mining Concessions are classified into metallic and non-metallic, depending on the substance, without there being any overlapping or priority between concessions of different substances within the same area;

  Processing Concessions, which grant their titleholder the right to extract or concentrate the valuable part of an aggregate of minerals extracted and/or to smelt, purify or refine metals, whether using a set of physical, chemical and/or physical-chemical processes;

  General Work Concessions, which grant their titleholder the right to provide ancillary services to two or more mining concessions; and,

  Mining Transport Concessions, which grant their titleholder the right to install and operate non conventional continuous transportation systems for mineral products between one or several mining centres and a port or processing plant, or a refinery or one or more stretches of these routes.

Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and no minimum state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

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4.3.1	Annual Validity Fees and Maintenance Obligations

License Fees

Pursuant to article 39 of the General Mining Law, titleholders of mining concessions shall pay an annual License Fee (Derecho de Vigencia) by June 30 of each year in the amount of US$3.00 per hectare. Failure to comply with License Fee payments for two consecutive years causes the termination (caducidad) of the mining concession. According to article 59 of the General Mining Law, the payment for one year may be outstanding and the mining concessions will remain in good standing. The outstanding payment for one year can be paid within January 1 and June 30 of the following year (i.e. payment in arrears).

Minimum Production Obligation

Legislative Decree 1010, dated May 9, 2008 and Legislative Decree 1054, dated June 27, 2008 amended several articles of the General Mining Law regarding the Minimum Production Obligation, establishing a new regime for compliance with such obligation (“New MPO Regime”).

According to the New MPO Regime, titleholders of metallic mining concessions must reach a minimum level of annual production (“Minimum Production”) of at least one (1) Tax Unit or “UIT”,1 within a period of ten years, counted as from January 1st of the year following that in which title to concession was granted.

In the event the titleholder does not reach Minimum Production within the 10 year period referred to in the preceding paragraph, the mining concession will be terminated.

Nevertheless, a mining concession that did not reach Minimum Production during the 10 year period referred to above may remain in force for an additional five (5) years, to the extent the titleholder complies with the payment of a penalty equivalent to 10% of the applicable Minimum Production per hectare per year (“Penalty”), until the mining concession reaches Minimum Production.

Notwithstanding the aforementioned, even in the event the titleholder does not reach Minimum Production within the period of 15 years referred to above, the mining concession may remain in force for a period of up to five (5) additional years in the following scenarios:

  if the titleholder pays the applicable Penalty and incurs in investments in the concession in the order of at least ten times the applicable Penalty; or,

  in case the titleholder failed to reach Minimum Production due to events of force majeure, duly recognized and acknowledged by the Ministry of Energy and Mines.

In the event the titleholder does not reach Minimum Production within a period of 20 years counted as from the year following that in which title to concession was granted, the mining concession will be terminated.

[1] Pursuant to Supreme Decree 311-2009-EF, dated December 30, 2009, the Tax Unit for the year 2010 was set at S/.3,600.00 (approximately US$1,300.00).

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Notwithstanding the aforementioned, the Regulations for Legislative Decree 1010 and Legislative Decree 1054, dated October 10, 2008, established that -in the case of mining concessions that were granted title on or before October 10, 2008- the term for complying with the New MPO Regime will be initiated as of January 1, 2009.

Nevertheless, according to the abovementioned regulations, in the case of mining concessions that were granted title on or before October 10, 2008 (as is the case of the mining concessions comprising La Arena), until the ten (10) year term for reaching Minimum Production established by the New MPO Regime elapses, these mining concessions will be subject to the provisions of the General Mining Law, as they stood before their amendment by Legislative Decree 1010 and Legislative Decree 1054 (“Former MPO Regime”) which will continue to apply for such period of time.

According to the Former MPO Regime, metallic mining concession titleholders must reach Minimum Production of at least US$100.00 in gross sales per hectare per year, within a period of 6 years, counted as of January 1st of the year following that in which title to concession was granted.

In the event that Minimum Production was not reached within the 6 year period, a penalty shall be paid by the titleholder in the amount of US$6.00 per hectare per year until Minimum Production is reached. Should such failure to comply continue beyond the eleventh year, the penalty will be increased to US$20.00 per hectare per year.

However, the penalty will not be charged if the titleholder evidences that investment equivalent to ten times the applicable penalty was performed in the mining concession during the previous year.

4.3.2	Royalties

In June 2004, Peru’s Congress approved a bill to allow royalties to be charged on mining projects. The royalties are levied on a Peruvian mine’s annual sales of minerals in refined, semi-refined or concentrate form according to the international market value of minerals at the following rates:

  1.0% for sales up to US$60M;

  2.0% for sales between US$60M and US$120M; and

  3.0% for sales greater than US$120M.

The basis to calculate the royalty is the international market value of the specific mineral, although certain deductions are allowed, such as indirect taxes, insurance, freight, storage, stow and loading expenses, as well as costs assumed according to the INCOTERMS agreed.

The royalty obligation is applied on the date an invoice is delivered or the product is delivered whichever is first. A penalty of 10% is imposed for non-payment, which is updated with interest up to the date the royalty is actually paid.

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4.3.3	Ownership of Mining Rights

Pursuant to the General Mining Law:

  mining rights may be forfeited only due to a number of enumerated circumstances provided by law (i.e. non payments of the validity fees and/or noncompliance with the Minimum Production Obligation);

  equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners, except on concessions located within 50km of the Peruvian international borderline, which require for foreign owners an express authorization from the State; and

  the right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

4.3.4	Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% withholding tax at the time profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).

There are currently no restrictions on the ability of a company operating in Peru to transfer dividends, interest, royalties or foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Congress has approved a Temporary Net Assets Tax, which applies to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.5% on the value exceeding Nuevo Sol 1,000,000 (approximately US$300,000). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to administer central government taxes. The Tax Administration Superintendence can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

4.3.5	Stability Agreements

The General Mining Law provides to holders of mining rights the option of signing stability agreements with the Peruvian Government in connection with investments made to commence new mining operations or expand existing mining operations. Mining companies can obtain two complementary regimes (generally it is suitable that one company/operation have both regimes) of legal stability, the “General Legal Stability Agreement”, which is signed with PROINVERSION, a government agency to encourage private investments; and the “Mining Guarantee Agreement”, that is specific for mining companies.

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In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment.

4.3.6	Environmental Laws

The Peruvian Political Constitution of 1993 contains the following legal principles regarding environmental matters:

Article 2 establishes that every person has the fundamental right to live in a healthy and balanced environment to allow him to fully develop his life.

Articles 66 to 68 establish that:

  it is the duty of the State to establish a National Environmental Policy, which must pursue the sustainable use of the country’s natural resources (the Ministry of the Environment published the National Environmental Policy on May 23, 2009); and,

  the State is obligated to promote and preserve biodiversity, by creating protected natural areas and fostering the sustainable use of the Amazon rainforest.

The ministries and supervisory agencies for each economic sector (for example, energy and mines, industry, commerce, agriculture, transport and communications) are competent regarding the application of environmental laws and regulations to companies and projects within their respective sectors, despite the powers of regional and local governments under the Political Constitution. This is known as the "sectorial approach", which has been the Peruvian model since the 1990s.

However, under Legislative Decree 1013, approved on May 14, 2008, the government created the Ministry of the Environment to coordinate all environmental matters at the executive level. Currently, the Ministry of the Environment is still being implemented and its areas of competence being defined, but it has already assumed, and is likely to continue to assume further competencies currently held by other ministries and supervisory agencies.

The Peruvian General Environmental Law, Law No 28611, approved on October 15, 2005, establishes that companies are responsible for the emissions, effluents, discharges and other negative impacts generated as a consequence of their activities on the environment, health or natural resources.

In connection with the above, the Law on the National System for Environmental Impact Evaluation, Law 27446, approved on April 22, 2001, and its regulations (2009) establishes an obligation to have an environmental study approved by the corresponding sectorial authority before the development of projects of public or private investment that may cause negative impacts to the environment.

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Under this law, based on their environmental risks, investment projects are classified as follows:

  Category I: Projects that do not cause significant negative impacts on the environment. Titleholders of projects under Category I must file a simplified Environmental Impact Statement (“DIA”) before the corresponding authority of the relevant sector.

  Category II: Projects that may cause moderate negative impacts on the environment. Titleholders of projects under Category II must file a Semi-detailed Environmental Impact Assessment (“EIAsd”) before the corresponding authority of the relevant sector.

  Category III: Projects that may cause significant negative impacts on the environment. Titleholders of projects under Category III must file a full Environmental Impact Assessment (“EIA”) before the corresponding authority of the relevant sector.

In conclusion, the approval of the corresponding environmental study constitutes an essential requirement for the conduction of investment projects that involve environmental risks.

Environmental Legal Framework Applied to Mining Activities

The “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, dated May 1, 1993, and the “Regulations on Environmental Protection for the development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, dated April 2, 2008, are the controlling regulatory bodies that establish, among others, the environmental requirements to conduct mining activities within the country.

Regarding said legal framework, the General Bureau of Environmental Affairs (“DGAAM”) of the Ministry of Energy and Mines (“MEM”) is the competent governmental agency to approve the appropriate environmental studies required for conducting mining activities in the country, while the Environmental Inspections and Auditing Bureau (OEFA) of the Ministry of the Environment is currently the competent agency to inspect and audit mining projects and operations in order to secure compliance with environmental obligations and related commitments.

Mining Exploration Activities

In connection with the environmental aspects specifically related to the development of mining exploration projects, currently these are governed by the Regulations on Environmental Protection for the development of Mining Exploration Activities, approved by Supreme Decree 020-2008-EM.

Pursuant to the abovementioned regulations, depending on the size of the exploration activities to be conducted, mining exploration projects are classified into the following two categories:2

[2] Pursuant to article 19 of Supreme Decree 020-2008-EM, the conduction of mining exploration projects where there is little or no alteration to the surface (e.g. geological and geophysical studies, topographic analysis, among others) does not require the prior approval of an environmental study.

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  Category I: comprises exploration projects in which:

  the area effectively disturbed is that required for the construction of a maximum of 20 drilling platforms; or,

  the area effectively disturbed does not exceed a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

  the construction of tunnels does not exceed 50 meters in length.

In order to conduct exploration activities under this category, titleholders shall previously have a DIA duly approved by the DGAAM of the MEM.

  Category II: comprises exploration projects in which:

  the area effectively disturbed is that required for the construction of more than 20 drilling platforms; or

  the area effectively exceeds a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

  the construction of tunnels exceeds 50 meters in length

In order to conduct exploration activities under this category, titleholders shall previously have an EIAsd duly approved by the DGAAM of the MEM.

Notwithstanding the above, it should be noted that the approval of the corresponding environmental study does not grant the titleholder the right to start conducting exploration activities, given that, titleholders of mineral rights are also required to obtain the following:

  All governmental consents and permits legally required to conduct the activities detailed in the corresponding environmental study (e.g. authorizations for water use, for hydrocarbon storage, among others); and, the right granted by the owner to use the surface land required for the development of the project.

Mine Development, Exploitation and Processing Activities

Pursuant to the “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, prior to conducting mine development, exploitation and processing activities, titleholders of mining concessions must have an EIA duly approved by the DGAAM of the MEM.

However, it is worth mentioning that approval of the corresponding EIA does not authorize the immediate conduct of such activities considering that, under the abovementioned regulations, before the start up of mine development, exploitation and processing activities, titleholders are required to obtain the following:

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  the surface rights required for the development of the mining project;

  all other permits, licenses, authorizations and approvals required by national law, in accordance with the environmental commitments established in the corresponding EIA;

  resolution of approval of the corresponding Mine Closure Plan duly approved by the DGAAM of the MEM.

Regarding the requirement mentioned in the second point, following is a list of the most common permits, licences and authorizations required for the development, exploitation and processing activities:

  License for the use of water with mining purposes issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of industrial wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of domestic wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the operation of septic tanks issued by the General Bureau of Environmental Health (“DIGESA”).

  Processing concession issued by the MEM.

  Authorization for the operation of explosive storage.

  Authorization for the operation of fuel storage facilities issued by OSINERGMIN.

  Authorizations for the use of controlled chemicals and supplies issued by the Ministry of Production and the Ministry of the Interior (through the “DINANDRO”).

  Authorization for the operation of telecom services issued by the Ministry of Transport and Communications.

4.3.7	Mine Closure and Remediation

Exploration Activities

Regarding environmental remediation of areas affected by mining exploration activities, the “Regulations on Environmental Protection for the Development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, establishes that titleholders of mining exploration projects shall comply with conducting “progressive closure”, “final closure” and “post closure” measures as established in the corresponding environmental study and under the terms and conditions established therein. Any amendment of the closure measures or of its execution terms requires the prior approval of the DGAAM of the MEM.

As an exception, pursuant to the “Law on Mine Closure” – Law 28090, published on October 14, 2003, and its regulations, approved by Supreme Decree 033-2005-EM, dated August 15, 2005, titleholders of mining exploration activities that include the development of “underground works requiring the removal of more than ten thousand (10,000) tons of material or more than one thousand (1,000) tons of material with an acidity potential (AP) ratio less than three (NP/AP – 3), in representative samples,” must file an specific Mine Closure Plan prior to the start-up of an exploration project.

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According to the aforesaid law, the concept of “Mine Closure Plan” is defined as an environmental management tool that comprises technical and legal actions intended to remediate the areas affected by the development of mining activities, which shall be performed before, during and after the closure of mining operations.

Mining Development, Exploitation and Processing

As of the date of Supreme Decree 033-2005-EM, which regulates Law 28090 above, prior to the start-up of mining activities, including mine development, exploitation and processing, titleholders are required to have a Mine Closure Plan, duly approved by the DGAAM of the MEM in order to be authorized to carry out such activities.

Regarding the above, the Peruvian legal framework covering Mine Closure Plans includes a number of financial requirements intended to secure the performance of the closure obligations by the titleholders of mining projects. In case of non-compliance, these financial requirements allow the mining authority to promptly and effectively foreclose the financial guarantees from titleholders and complete the Mine Closure Plans as approved, thus preventing the generation of mining environmental liabilities.

4.3.8	Workers Participation

Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to grant a share of its profits to its workers. For mining companies, the percentage of this profit-sharing benefit is 8% of taxable income. Cooperative, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

In case there is a remnant between the mentioned 8% of taxable company’s income and the limit of the workers profits participation, this remnant shall be used for the creation of a fund with the purpose of worker training and job promotion, as well as public investment projects.

4.3.9	Regulatory and Supervisory Bodies

The three primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines (“MEM”), the National Institute of Concessions and Mining Cadastre (“INGEMMET”), the Supervisory Entity for the Investment in Energy and Mining (“OSINERGMIN”) and, as previously described, the recently created Environmental Inspections and Auditing Bureau (“OEFA”) of the Ministry of the Environment.

The MEM promotes the integral and sustainable development of mining activities, as well as regulates all the activities in the Energy and Mines sector.

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The INGEMMET is the Government Entity in charge of granting mining concessions, which entitles the concession holder the right to explore and exploit the area in which boundaries such concessions are located.

OSINERGMIN oversees regulatory compliance with safety, job-related health, contractors, and mine development matters, while OEFA oversees regulatory compliance with environmental regulation, investigating and sanctioning the breach of any environmental obligation.

Other Peruvian governmental agencies involved with mining companies include the:

  National Service of Natural Protected Areas (SERNANP) of the Ministry of the Environment, which supervises and verifies the activities performed within the boundaries of a Natural Protected Area and its buffer zones, and provides technical opinions regarding the feasibility of developing investment projects within the boundaries on Natural Protected Areas and its buffer zones.

  National Water Authority (“ANA”), which manages all waste discharges into the environment and related issues, particularly those that may affect water sources, its quality and availability, therefore approving the use of water for mining purposes.

  General Bureau of Environmental Health (“DIGESA”), which supervises the quality of water for human consumption and the management of solid waste.

  National Institute of Culture (“INC”), which certifies the non-existence of archaeological remains, as typically required for the EIA.

  The Ministry of Internal Affairs (through the “DICSCAMEC”), which authorizes and controls the use of explosive materials and the operation of explosive shacks.

4.4	Tenement Status

The mineral concessions pertaining to the La Arena Project have a total available area of 20,673.3926 hectares. They were fully owned and registered to Sociedad Minera Cambior Peru S.A. (SMCP), a wholly-owned subsidiary of Cambior.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To facilitate the sale, the 44 mining concessions were transferred by Iamgold to a new Peruvian company, La Arena S.A. and, to this date, these concessions are fully owned and registered to the name of La Arena S.A.

The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

The mineral resource identified so far in the La Arena deposit is completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 (as detailed in Figure 4.4.2 below) are subject to a 2% Net Smelter Returns Royalty, payable to their previous owners.

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Figure 4.4_1
Regional Mining Properties

CAJABAMBA
CAJAMARCA
CACHACHI
MARCABAL
SANCHEZ CARRION
N
CARBONERA SANAGORAN TRES
SANAGORAN
HUAMACHUCO
MICHE 33
EVE E
MARIA ANGOLA 18
MARIA ANGOLA 36
EVE A
EVE B
SIGRID
PUCAORCO
USQUIL
PEÑA COLORADA I
PEÑA COLORADA II
PEÑA COLORADA III
MARIA ANGOLA 17
MICHE 21
MICHE 23
SAN JOSE
F.M. 1
F.M. 2
F.M. 3
F.M. 4
F.M. 5
AGUA BLANCA 1
AGUA BLANCA 2
AGUA BLANCA 4
ALTA GRACIA DC
EL PORROL N° 30/19
MARIA ANGOLA 19
FLORIDA I
FLORIDA II
FLORIDA III
FLORIDA IA
FLORIDA IIA
FLORIDA IIIA
SARIN
LA LIBERTAD
QUIRUVILCA
CACHICADAN
SANTIAGO DE CHUCO
804000
808000
812000
816000
820000
824000
828000
9146000
9142000
9138000
9134000
9130000
9126000
9122000
9118000
9114000
0 1 2 4 6 8 Km
LEGEND
La Arena SA's mining properties
SYMBOL
Departments Boundary
Provinces Boundary
Districts Boundary
LA ARENA PROJECT
MINING PROPERTIES

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Figure 4.4_2
Mining Concessions

SIGRID
EVE A
HUAMACHUCO
SANAGORAN
MARIA ANGOLA 17
PEÑA COLORADA II
PEÑA COLORADA
SAN JOSE
F.M. 1
EL FERROL N° 5026
EL FERROL N° 5019
EL FERROL N° 5027
MARIA ANGOLA 26
PEÑA COLORADA III
PIT OUTLINE
LA ARENA
MARIA ANGOLA 18
F.M. 2
F.M. 5
F.M. 3
F.M. 4
QUIRUVILCA
LEGEND
INDEX MAP

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Table 4.4_1 Mining Concessions Fully Owned by La Arena S.A.
N°	Mining Right Code	Name	Area (ha)	Title
				Res. Nº	Date
1	01-00639-94	Florida I	600	00374-95	Feb.28, 1995
2	01-00640-94	Florida II	600	08280-94	Nov. 30, 1994
3	01-01087-94	Florida III	300	04901-94	Aug. 29, 1994
4	01-01299-96	F.M. 1	1,000	04525-97	Jun. 18, 1997
5	01-02369-96	Eve A	900	07639-96	Nov. 19, 1996
6	01-02370-96	Eve B	400	02320-97	Mar. 26, 1997
7	01-03640-96	Maria Angola 19	800	03153-97	Apr. 28, 1997
8	01-02892-97	Maria Angola 29	100	01266-98	Mar. 31, 1998
9	01-00261-01	Agua Blanca 1	600	00160-02	Jan. 31, 2002
10	01-00262-01	Agua Blanca 2	1,000	00633-01	Jul. 26, 2001
11	01-01072-01	Agua Blanca 3	200	00106-02	Jan. 28, 2002
12	01-01073-01	Agua Blanca 4	500	00144-02	Jan. 31, 2002
13	01-01908-00	Cerro Vielza 1	100	04789-00	Nov. 27, 2000
14	01-00997-01	Cerro Colorado	100	00227-02	Feb. 13, 2002
15	01-01026-01	Pucaorco	200	00094-02	Jan. 28, 2002
16	01-00112-02	Cerro Colorado 2	200	00823-02	May 10, 2002
17	01-00288-02	Cerro Colorado 6	100	01274-02	Jul. 23, 2002
18	03-00122-02	Alta Gracia DC	300	02475-02	Dec. 13, 2002
19	01-02107-02	Colorado CBJ	100	01544-03	Jun. 23, 2003
20	15009027X01	El Ferrol N°5019	60	00305-88	Aug. 0 4, 2003
21	15010088X01	El Ferrol N°5026	286	00134-91	Mar. 18, 1991
22	15010314X01	El Ferrol N°5027	200	00500-91	Aug. 19, 1991
23	15007637X01	Peña Colorada	480.30	06449-94	Oct. 19, 2004
24	03-00037-94	Peña Colorada I	670.28	03450-95	Jun. 30, 1995
25	03-00038-94	Peña Colorada II	703.10	01906-96	Apr. 17, 1996
26	03-00039-94	Peña Colorada III	585.70	02197-96	Apr. 30, 1996
27	01-00639-94A	Florida I A	400	02067-02	Nov. 08, 2002
28	01-00640-94A	Florida II A	400	02281-02	Nov. 26, 2002
29	01-01087-94A	Florida III A	700	02065-02	Nov. 08, 2002
30	01-00001-95	Maria Angola 18	805.00	01798-97	Feb. 28, 1997
31	01-00034-95	Maria Angola 17	625.47	05215-96	Aug. 29, 1996
32	01-01417-95	Sigrid	300	00540-97	Jan. 28, 1997
33	03-00001-95	San Jose	139.03	07923-96	Nov. 20, 1996
34	01-01300-96	F.M. 2	852.81	04089-96	Jul. 26, 1996
35	01-01301-96	F.M. 3	988.45	07227-96	Oct. 30, 1996
36	01-01302-96	F.M. 4	900	03701-96	Jul. 15, 1996
37	01-01303-96	F.M. 5	900	04972-97	Aug. 26, 1997
38	01-02373-96	Eve E	100	07874-96	Dec. 27, 1996
39	01-00576-97	Miche 21	800	04083-97	May 28, 1997
40	01-00578-97	Miche 23	1,000	03259-97	Jun. 24, 1997
41	01-01114-97	Miche 33	100	05067-97	Jun. 30, 1997
42	01-02891-97	Maria Angola 26	49.16	01561-98	Apr. 30, 1998
43	03-00046-03	Carbonera Sanagoran Tres	100	03543-03	Nov. 05, 2003
44	01-01655-04	Maria Angola 36	428.09	01930-05	Feb. 09, 2000
Total			20,673.39

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4.5	Mining Environmental Liabilities

By means of Ministerial Resolution No. 096-2010-MEM/DM, dated March 4, 2009, the General Mining Bureau of the Ministry of Energy and Mines has updated the “Preliminary Roster of Mining Environmental Liabilities (2006)” (“Roster”) of such ministry. From the legal review of the publicly available version of the abovementioned document, it has been identified that the following Mining Environmental Liability has been included in the Roster:

Table 4.5_1 La Arena Project Mining Environmental Liability
Name	Type	Coordinates UTM PSAD 56		Mineral Right	Titleholder of the Mineral Right
		East	North
La Florida I	Mining labor	823,378	9,124,708	Florida I	- Calcáreos Industriales Perú E.I.R.L. - IAMGOLD PERU S.A. - La Arena S.A. - Sociedad Minera Cambior Perú S.A.

According to the “Law on Mining Environmental Liabilities” – Law 28271 and its Regulations, approved by Supreme Decree 059-2005-EM, as amended, a “Mining Environmental Liability” is defined as a facility, effluent, emission, remaining or waste dump caused by abandoned or inactive mining operations, representing a permanent and/or potential risk to human health, the ecosystem and property.

As a general rule, such law establishes that the responsibility to remediate Mining Environmental Liabilities lies with its generator. However, the aforesaid law also establishes that performing works in an area of a mining environmental liability entails the assumption of remediation obligations by the titleholder performing those works.

Third parties can voluntarily assume the remediation of mining environmental hazards. Likewise, third parties can re-use mining environmental liabilities in order to obtain precious metals, if any, after assuming the liability for the remediation of the site.

Additionally, the following environmental damages were identified by the company during the field work conducted for the purposes of the 2006 Pre-Feasibility Study:

  In the vicinity there is an old mine called Tambo Chiquito Mine (former Florida Mine), which drains from a coal mine on the left bank of the Yamobamba river. This is an old underground mine located 10km South East from La Arena which was abandoned approximately 50 years ago. There are still remains from the plant, abandoned camps and offices, as well as three small waste dumps with a total of 6 000m³ of tailings which are not confined.

  Drainages of residual acidity and mine water (pH 3.5) to the Tambo Chiquito Creek, which is a tributary to the Yamobamba River. However the creek is now stabilized and does not represent a significant environmental risk to the Yamobamba River at present.

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B&G Engineering declares that the environmental liabilities that may have been generated by previous exploration activities at La Arena are not significant, and that such work has been managed in an environmentally efficient way, and in close coordination with the community and/or individual owners who may also have been involved in such activities.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Project Access

The project can be accessed via a 160km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Alta Chicama project (Barrick Gold Corporation). The road is paved for 38km and the remainder is a good compacted material road. The road from Alta Chicama to the project site is paved. An air strip is also present at Huamachuco, a town of approximately 20,000 people located 18km from La Arena that accommodates small airplanes.

5.2	Physiography and Climate

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with typical vegetation from the area.

On the northern and southern flanks of the deposit localized unstable areas exist where landslides have occurred during previous rainy seasons.

The average annual temperature from compiled data is 12ºC. The maximum recorded temperature varies between 16 to 18ºC and the minimum lies between 8 and 10ºC.

Total annual rainfall varies between 750 and 850mm/a and the average total annual evaporation rate ranges between 950 and 1,000mm/a. The average relative humidity varies monthly between 73 and 90%.

Maximum precipitation usually occurs during the months of January through March while the months of June to August are the driest. The maximum daily precipitation recorded to date at the La Arena site is 34.6mm and occurred in March of 1999 while minimum precipitation was recorded in July 1998 with a total of 1.2mm.

5.3	Population Centres

The following information is from the November 2006 PFS:

In the area of study of the sub-basin of the Yamobamba River there are 2,559 inhabitants residing in five communities. The distribution of the inhabitants within the community is uneven. The community with the smallest number of inhabitants is Agua Blanca (11%) while the most populated one is La Colpa (25%). There are 1,136 inhabitants within the local area of study, 75% are from La Arena and the remainder from La Ramada.

A little more than half of the population (52.6%) is aged 20 years or younger and less than a fifth of the population (18.2%) is aged of 40 years or older. 29.2% of the population is between 19 and 40 years old. These results show a predominantly young population which follows the demographic pattern of the country’s rural population.

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The majority of the heads of household are men (87.5%). Nuclear families prevail, i.e. parents and children, with 62.5%. The average number of members in a household is 5.27 persons.

The young population moves temporarily or permanently in search for a job and educational services to the cities of Trujillo and the Sanchez Carrion province, mainly to Huamachuco (within the region), and to Lima (outside the region).

Immigration to the local area is of lower than that of emigration. The majority of those who now live in the local area come from surrounding rural communities.

5.4	Local Infrastructure and Services

The La Arena project is a greenfields project. The current infrastructure at site includes an exploration camp and access tracks.

All future mining, processing and support activities will take place at the Project site with the exception of a small office which will be located in Salaverry on the coast to supervise concentrate shipments and offer a procurement service for the operation.

5.4.1	Power

Several alternatives for power interconnection have been considered. The most likely solution will be to connect La Arena to the SEIN (National Interconnected Electrical System) through Barrick’s 138kV Trujillo Norte – Lagunas Norte transmission power line, using HIDRADINA’s concession licence to build an approximate 20km long, 22.9kV power line between the Lagunas Norte (Barrick) sub-station and the future La Arena sub-station. HIDRANDINA is a government sponsored power distributor within the La Libertad region.

HIDRANDINA, in this case, would provide La Arena with 5MW of power during seven (7) years, supplied by an electrical producer such as CELEPSA, with which La Arena is already in discussions to reach a supply agreement.

Engineering to build the 22.9kV line has been awarded to PEPSA, a known local electrical consultant, and conversations with HIDRANDINA and Barrick are underway to reach an agreement to build the power line and the sub-station, and to supply any future power needs to La Arena. Rio Alto estimates that an agreement with HIRDRANDINA and Barrick will be reached and power line constructed prior to Q3 2011.

The estimated power demand for the gold oxide project will not exceed 4.5Mw for a 24,000t/d plant. For the future sulphide project the power demand is estimated to increase to 20Mw which will require upgrading HIDRANDINA’s power line.

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5.4.2	Water

There are no formal water supply schemes in the Project area. Water for the project will be extracted from groundwater, adjacent water courses and through recycling and reuse of water wherever reasonably practicable.

5.4.3	Project Site Layout

The locations and areas for waste dump and tailings storage, dump leach pads, processing plant and other infrastructure are discussed in Section 18 and all of this infrastructure lies well within the boundaries of La Arena S.A.’s mining properties.

5.5	Land Purchase Status

As the Project currently stands it is estimated that approximately 1,015ha of surface lands will be required in total for both the gold oxide and copper-gold sulphide projects, out of which 718ha have been acquired. The gold oxide project requires approximately 700ha which has all been acquired.

About 90% of the area to acquire is composed of individual titles registered in the Public Registry (SUNARP), allowing direct negotiation with the owner.

The amounts paid on the purchase of the surface land have averaged 9.3 thousand soles (approximately $3,300) and ranged between 1 and 45 thousand soles per hectare ($330 to $16,000/ha). The purchase program of surface land is continuing at the present time and the prices that have been agreed recently are in the order of $8000/ha, which falls within the historical averages and continue to represent the current value for surface land in the area.

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6	HISTORY

6.1	Ownership History

The deposit was first discovered by Cambior geologists in December 1994. Cambior staked a claim for mining concessions of 1,800ha over the deposit in January 1995. A further 70,000ha of mining concessions were claimed in 1996, most of which have been allowed to lapse or have been sold. The mining concessions making up the La Arena Project passed to Iamgold following its acquisition of Cambior.

6.2	Exploration History

The geological exploration work completed at La Arena includes:

  First half 1996 – detailed surface geochemistry and 1,502m of diamond drilling in 6 holes.

  Second half 1996 – 2,240m of diamond drilling in 10 holes.

  1997 – 4,958m of diamond drilling in 32 holes.

  1998 – 10,900m of diamond drilling in 58 holes.

  Between 1999 and 2003 – following a pre-feasibility study, unfavourable economical conditions did not allow the project to progress.

  Between 2003 and 2006 – five drilling campaigns were completed for 33,705m of diamond drilling in 213 holes and 1,186m of RC drilling in 11 holes.

  2007 – 5,500m of diamond drilling in 21 holes.

  2009 – Excavation of 10 pits for channel and bulk sampling.

  2009 – Completed 2,900m of drilling to sterilize locations for the gold oxide Project infrastructure locations.

The accumulated drilling over the La Arena deposit area to end of December 2007 reached 59,991m in 351 holes and 4,120m dug in 60 trenches completed in 2004.

The results of the drilling campaigns have been incorporated in a number of resource estimates as detailed below.

6.3	Resource History

Legacy resources set out in Table 6.3_1 and quoted elsewhere in this Report are not National Instrument 43-101 compliant. The reader is advised that these estimates should not be relied upon for any decision making purposes. A NI 43-101 report was produced for La Arena in March 2008 by Coffey Mining. As no new resource drilling has been completed since this date, the resource model has not been updated from the March 31, 2008 report.

The estimation of resource at La Arena has been completed as tabulated below in Table 6.3_1. Previous work reported the resources so-called mineable, in-pit resources and these results have been tabulated as such.

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Table 6.3_1 La Arena Project Resource History
Date	Gold Price US$/oz	La Arena Mineable, In-Pit Resources	Cutoff (Au g/t)	Source
Oct. 1997	350	All categories: 16.1Mt @ 1.12g Au/t (580,000oz)	0.3	Oct. 97 conceptual pre-feasibility study
Nov. 1999	350	All categories: 17.7Mt @ 0.92g Au/t (519,600oz)	0.3	Dec. 99 Pre-feasibility study
June 2000	285	All categories: 10.8Mt @ 1.15g Au/t (303,700oz)	0.3 (?)	Scoping Study (4,000 tpd heap leach)
Aug 2006	550	Measured & Indicated Gold oxide: 37.4Mt @ 0.59g/t ( 713,000oz) Porphyry: 102.3Mt @ 0.39g/t (1.3Moz), 0.48% Cu (1,070.9M lbs)	0.19g/t Au 0.3% Cu equ.	10 Aug. 2006 Cambior press release
Nov. 2006	550	Measured & Indicated Heap leach ore: 35.1Mt @ 0.44g/t ( 688,100oz) Mill ore: 93 Mt @ 0.38g/t (1.1Moz), 0.47% Cu (968.9M lbs)	0.19g/t Au 0.3% Cu equ.	Pre-Feasibility Study
Feb. 2007	550	Measured & Indicated Heap leach ore: 26.8Mt @ 0.65g/t ( 557,400oz)	0.20g/t Au	Oxide Option Scoping Study

A resource estimate was completed by Cambior in July 2003 which included the resources at a deposit (El Toro) which is outside the La Arena project area. The results of this estimation have not been included.

The most recent resource estimates for the La Arena deposit were completed by Iamgold in December 2006 and August 2007. The December 2006 Resources (Table 6.3_2) were confined within a pit shell based on US$550/oz Au and US$1.50/lb Cu. The majority (74%) of the resource tonnes are in copper-rich mineralization largely in primary and secondary porphyry (Cu ≥ 300ppm) with the remainder (26%) in copper-poor mineralization largely in oxide sandstone (Cu < 300ppm).

Table 6.3_2 La Arena Au-Cu Project In-Pit Resource by Iamgold (December 31st 2006)
	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Mo Grade (ppm)	Au (‘000 oz)	Cu (‘000 lbs)
“measured”	25.9	0.53	0.16	0.32	25.1	443	91,967
”indicated”	113.7	0.43	0.39	0.19	42.1	1,554	986,826
“measured” + “indicated”	139.6	0.45	0.35	0.21	38.9	1,997	1,078,793
“inferred”	9.9	0.28	0.33	0.15	49.3	89	71,067

In 2007 Iamgold completed a 5,000m drilling program targeting oxide mineralization along the west side of the planned pit. An updated resource evaluation in August 2007 (Table 6.3_3) included the results of this drilling and included the molybdenum and silver content. Resources were confined within a pit shell based on US$550/oz Au, US$1.50/lb Cu, US$10/lb Mo and US$10/oz Ag.

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Coffey Mining does not support the Measured classification of the 2007 (and 2006) resource. Following detailed review and validation, Coffey Mining adopted the latest grade estimate by Iamgold (August 31, 2007) but reclassified the Measured category to Indicated. In Section 17.1 of this report the La Arena Mineral Resource is reported according to current 43-101 standards for reporting of mineral estimates.

Table 6.3_3 La Arena Au-Cu Project Updated In-Pit Mineral Resource by Iamgold (August 31st 2007)
	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Mo Grade (ppm)	Au (‘000 oz)	Cu (‘000 lbs)	Ag (‘000 oz)	Mo (‘000 lbs)
“measured”	25.5	0.51	0.17	0.31	26.3	414	97,962	250	1,477
”indicated”	123.0	0.41	0.40	0.20	42.3	1,636	1,078,760	781	11,472
“measured” + “indicated”	148.5	0.43	0.36	0.22	39.6	2,050	1,176,722	1,031	12,949
“inferred”	10.7	0.26	0.34	0.17	53.4	91	80,835	58	1,265

There has been no production from the La Arena property.

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7	GEOLOGICAL SETTING

7.1	Regional Geology

The La Arena deposit is located in the Huamachuco region, in the eastern flank of the Cordillera Occidental of northern Peru. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

The regional geology comprises:

  Tertiary Calipuy Group Cordilleran arc volcanics covering the western sector, intruded by upper Miocene subvolcanic bodies of andesitic and dacitic composition.

  Folded and faulted Mesozoic sedimentary sequences in the eastern sector, comprising of Cretaceous shallow marine sediments varying from upper carbonate-rich to lower Chimu Formation quartz sandstones with local coal beds, and Upper Jurassic Chicama deep marine shales, siltstones and sandstones.

  Precambrian and Paleozoic basement to the east and coastal batholith to the west.

  Tertiary intrusive rocks.

The structural grain of the region trends NW-SE, consistent with the trend in this portion of the Andes. Two other structural trends are developed in NE-SW and N-S directions. Several deposits and geochemical anomalies are associated with the intersection of these structures.

The major Huamachuco dome intrusive affects the Mesozoic sedimentary sequence, whereby the dome margins are the most intensively altered and display surface gold anomalies and mineralization.

Regional geology, lineaments, intrusives, mines and prospects are shown in Figure 7.1_1.

7.2	Project Geology

The Mesozoic sedimentary sequences on the La Arena property consist of dark grey slates and carbonaceous shales of the Upper Jurassic Chicama Formation, whitish quartzites, sandstones and siltstones of the Lower Cretaceous Chimu Formation, thin limestone horizons of the Santa Formation, pinkish shales and brown sandstones of the Carhuaz Formation, white quartzites of the Farrat Formation, and grey blue limestone units of the Inca, Chulec and Pariatambo Formations.

The Tertiary volcanic sequences consist essentially of andesitic and dacitic tuff and agglomerate horizons in the base interbedded with andesitic lavas of the Calipuy Group.

Tertiary intrusive rocks are emplaced along the fold axes, showing laccolitic stock forms such as La Arena. Other intrusives display more typical hypabyssal shapes, such as the Alizar and Agua Blanca stocks.

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816,E
842,E
N
PERU
HUAMACHUCO REGION
SHAHUINDO
ALGAMARCA
CAJABAMBA
COCHAPAMPA
PURUMARCA
MARCABAL
9'144,N
9'144,N
CAMBIOR'S PROPERTIES
HUAMACHUCO
PALLAR DE ORO
EL TORO
AGUA BLANCA
TINGUISH
LA ARENA
ALTO CHICAMA
LA FLORIDA
MINASPAMPA
LA CAPILLA
QUESQUENDA
VIRGEN
MUMALCA
LOS ANGELES
RUECAS
TRES CRUCES
9'112,N
9'112,N
COMPACCHA
QUIRUVILCA
CALORCO
MUNDO NUEVO
CHUVILCA
LA VICTORIA
COMARSA
LEGEND
Tertiary Cretaceous Intrusives
Tertiary Volcanic
Mesozoic Sedimentary
SYMBOLS
Au Deposit
Au Anomaly
Polimetallic Deposit
Lineament & Fault
Dome
City
Village
Mine
Road
0
10Km
816,E
La Arena Project
HUAMACHUCO REGION
GEOLOGY

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Over 30% of the property is covered with quaternary moraine-alluvial deposits (Figure 7.2_1).

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8	DEPOSIT TYPES

8.1	Introduction

The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

8.2	Porphyry Copper Deposits

The North Porphyry, South Porphyry and Dacite Breccia deposits of La Arena are associated with the porphyry copper deposit type. Porphyry copper deposits are associated with porphyritic intrusive rocks. The mineralization occurs as disseminations along hairline fractures as well as within larger veins, which often form a stockwork. The mineralization typically contain between 0.4 and 1% copper with smaller amounts of other metals such as molybdenum, silver and gold. They are formed when large quantities of hydrothermal solutions carrying small quantities of metals pass through fractured rock within and around the intrusive and deposit the metals.

Porphyry copper deposits are the largest source of copper and are found in North and South America, Europe, Asia, and Pacific islands.

8.3	Epithermal Gold Deposits

The Calaorco Breccia and Ethel Breccia Au oxide mineralization of La Arena are associated with Epithermal deposit types. Epithermal gold deposits form in hydrothermal systems related to volcanic activity. These systems, while active, discharge to the surface as hot springs or fumaroles.

Epithermal gold deposits occur largely in volcano-plutonic arcs (island arcs as well as continental arcs) associated with subduction zones, with ages similar to those of volcanism. The deposits form at shallow depth, <1km, and are hosted mainly by volcanic rocks.

There are two end-member styles of epithermal gold deposits, high sulfidation (HS) and low sulfidation (LS). The two deposit styles form from fluids of distinctly different chemical composition in contrasting volcanic environment. The Calaorco and Ethel breccia deposits are of the LS style.

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9	MINERALIZATION

The tectonic feature of the La Arena property is dominated by a main fault oriented NW-SE and an overturned anticline emplaced along the same structural trend which seems to control the locations of the main intrusive porphyries and mineralization. Two other major structural trends are developed in the region and are expressed through visible faults or major lineaments and/or evidenced by the presence of intrusive bodies and altered areas in the NE-SW and N-S directions.

La Arena occurs as Au-Ag mineralization within a quartzite cap to a porphyry Au-Cu intrusion:

Calaorco Breccia	Au oxide mineralization mainly occurring in sandstone breccia and fractured sandstone.

Ethel Breccia	smaller body of Au oxide mineralization located in the northern portion of La Arena.

North Porphyry	mostly made up of secondary and primary Au-Cu mineralization in diorite porphyry located southeast of Ethel.

South Porphyry	main body of primary Au-Cu mineralization in diorite porphyry, with minor secondary and oxide mineralization.

Dacite Breccia	secondary and primary Cu mineralization in dacitic porphyry located between Calaorco and Ethel.

The La Arena geology and drill patterns are shown in Figure 9_1. The vast majority of drilling has been completed on east-west sections, with a small number of holes intersecting the mineralization along other directions.

The mineralization extends 2.2km north-south (9,125,900mN to 9,128,100mN), 1.1km east-west (815,700mE to 816,800mE) and 900m in elevation (2,700mRL to 3,600mRL). Continuity of the mineralization is generally excellent and improves with lower grade cutoffs, which is characteristic of this type of deposit.

Alteration associated with the epithermal gold mineralization of the Calaorco and Ethel Breccias has been described by site geologists as argillic alteration, advanced argillic alteration, and silicification.

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Figure 9_1
La Arena Geology and Drill Patterns

HUAMACHUCO
9'128,000 N
ETEL
NORTH PORPHYRY
9'127,650 N
9'127,350 N
DACITE BRECCIA
9'127,000 N
9'126,850 N
9'126,500 N
Alizar
Au-Cu porphyry
SOUTH PORPHYRY
CALAORCO
9'126,000 N
816,000 E
0
250m
CAMP SITE
LA ARENA
LEGEND
Quaternary
Calipuy Volc.
Dacite/Diorite Porphyry
Farrat Fm.
Carhuaz Fm.
Santa Fm.
Chimu Fm.
Brecciated Sandstone
Sandstone
Chicama Fm.
SYMBOLS
Pit Aug 07, 2006
Mineralized zone
Fault
Road
River
EXECUTED
DDH
RC
Cross section
Modelling area
La Arena Project
DEPOSIT
GEOLOGY

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Epithermal Au mineralization occurs adjacent to the Au-Cu porphyry along sedimentary-intrusive contacts and roof pendant areas. The mineralization is largely oxidized. Mineralization styles have been subdivided into:

Sandstone-quartzite breccia	high Au grades and anomalous As and Sb. Pods of mineralization are developed around fingers of porphyry.

Dacite porphyry breccia	moderate Au grades.

Hydrothermal breccia	vertical pipe-like character (Ethel Breccia) and moderate to isolated high Au grades.

Colluvial deposits	in the north and south extremities of the Calaorco Breccia, with moderate and anomalous Au grades.

The quartzite-sandstone sequence that hosts the Calaorco Breccia dips moderately to the east. This direction has been interpreted by Iamgold to control the Au mineralization. However, surface mapping has identified a NE trending breccia-fracture system, which according to Corbett (2004) may be the main host to the Au mineralization and thereby provide a sub-vertical control to the mineralization.

Alteration associated with the Au-Cu porphyry has been described as potassic zone, phallic alteration, intermediate argillic alteration, propylitic alteration, and argillic alteration.

Porphyry Au-Cu mineralization is associated with a quartz-sulphide stockwork zone, with little to moderate oxidation. Three mineralization events have been recognized by site geologists, namely a weak pre-mineral event, a strong early-mineral event, and a moderate late-mineral event. Mineralization styles have been subdivided into:

Oxide zone	contains Au mineralization associated with goethite and hematite, with Cu content to less than 300ppm. It is up to 40m deep in the North Porphyry and hardly exists in the South Porphyry.

Secondary zone	enriched with Cu, mainly in the form of chalcosite. Its thickness varies from 20m in the North Porphyry to 5m in the South Porphyry.

Primary zone	carries most of the Au-Cu mineralization, typically in quartz-pyrite-chalcopyrite and sporadic molybdenite.

Several vein types have been described for the porphyry mineralization at La Arena. Earliest “A” type veins generally consist of quartz only, have diffuse margins, and often correlate with the strongest Au grades. They are cut by B type quartz-sulphide veins that are often banded or have sulphide developed along their axes. Subsequent D type pyrite veins cut all other veins.

The porphyry complex has been interpreted by Iamgold to dip steeply to the east and display an upward flaring geometry (many holes are inclined to the west). Meldrum (2005) suggests that geometries of vertical cylinders or cupolas and clustering may be more appropriate.

Two post-mineralization dykes cross-cut the units, one associated with moderate disseminated pyrite and the other sterile and andesitic.

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10	EXPLORATION

Accumulated drilling over the La Arena deposit area totalled 59,991m in 351 holes and 4,120m for 60 trenches, plus 2,900m of RC sterilisation drilling, as is discussed in following sections. In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. (i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida).

Most exploration has been focused on the La Arena deposit. Additional mineral occurrences and geochemical anomalies have been identified in the wider area of the property, but all have very limited drilling.

Four anomalies have been identified at La Florida in the southern part of the property:

  The Huangacocha Au anomaly in Chimu sandstone has been explored by 10 E-W orientated diamond core holes over a strike extent of 0.5km. The best holes intersected 84m @ 0.6g/t Au (DDH09), 64m @ 1.0g/t Au (DDH13), 26m @ 0.5g/t Au (DDH20), 12m @ 1.0g/t Au (DDH12) and 12m @ 0.2g/t (DDH19). Highest sample grades are 9.1g/t Au (DDH09) and 8.7g/t Au (DDH13). The mineralization appears to correlate to ENE structural breccia zones of up to 20m wide. Outcrop at Huangacocha ends in terminal moraine to the north.

  The Paloquiam Cu anomaly has been explored by 2 diamond core holes (DDH11 and DDH21), but no significant intercepts were found.

  The South Au anomaly in breccia and strongly fractured siltstone has been explored by 2 diamond core holes and by 10m spaced channel samples in a 120m road cut. One hole returned 20m @ 0.2g/t Au (DDH01), and the other hole returned a highest assay of 0.39g/t Au. Favourable grades (>1g/t Au) were encountered in the road cut sampling.

  The North Au anomaly in steeply fractured sandstone and minor siltstone has been explored by 2 diamond core holes. The highest sample grade was 0.46g/t Au. The highest grade in surface samples was 0.8g/t Au. Sludge return samples had insignificant Au grades. According to Iamgold the drill direction was sub-optimal.

Agua Blanca is both an epithermal (breccia) and porphyry (dacite) target. Six holes were drilled at the prospect, 3 diamond core holes and 3 reverse circulation holes. The best hole was an RC hole drilled towards the SSW, with 70m @ 0.7g/t Au. Limited sampling of the outcrop has been conducted to date. Arsenic values are high, up to 1.86% As.

Exploration surveys and interpretations completed to date within the La Arena project have largely been planned, executed and supervised by expatriate and national Cambior and Iamgold personnel, supplemented by consultants and contractors for more specialized or technical roles. The data is considered to be of good quality (Sections 11 to 14).

The exploration targets are considered to readily justify further exploration and have the potential to significantly add to the resource inventory of the La Arena Project.

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11	DRILLING

11.1	Introduction

The principal methods used for exploration drilling at La Arena have been diamond core drilling (DDH) and reverse circulation percussion drilling (RC). In addition, 60 surface trenches were completed, totalling 4,120m in length.

Table 11.1_1 summarizes pertinent drilling statistics. The deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry.

Table 11.1_1 La Arena Project Summary Drilling Statistics
Total drillholes	351	Total metres drilled	59,991
RC holes (excluding sterilisation holes)	11	RC metres	1,186
Diamond holes	340	Diamond core metres	58,805
Core samples	29,017	RC samples	592

11.2	Drilling Procedures

11.2.1	Diamond Drilling Procedures

All diamond drilling was completed by Sociedad Minera Cambior Peru S.A (SMCP). Most diamond core holes were drilled HQ diameter and about 40% of the holes were drilled NQ diameter from 1999 to 2005.

Based upon inspection of core trays of 5 holes and review of the available reports, Coffey Mining considers that diamond core drilling has been carried out to expected industry standards.

11.2.2	Reverse Circulation Drilling Procedures

A total of 11 reverse circulation holes (1,186m) were completed by AK Drilling. The production rate was reported as poor due to bad ground conditions and abundant underground water. Limited RC drilling was also tested on the La Arena porphyry with reportedly better production and recoveries.

The poor recoveries described in the RC drilling has resulted in lower confidence in this data and further RC drilling was not undertaken. Shallow RC sterilisation drilling in 2009 returned good recovery and successfully sterilized the area of planned gold oxide project infrastructure

11.3	Drilling Orientation

Drillholes were generally drilled to the west at between 60 to 70 degrees dip. Holes were targeted to perpendicularly intersect the main trend of mineralization. The La Arena deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry.

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The three-dimensional modelling methods applied in resource estimation accurately reflect the morphology of the mineralized zones.

11.4	Surveying Procedures

11.4.1	Accuracy of Drillhole Collar Locations

Drillhole collars were surveyed by Eagle Mapping Ltd. using total station and differential GPS. Survey accuracy is reported as +/-0.5m.

Accuracy of the survey measurements meets acceptable industry standards.

11.4.2	Downhole Surveying Procedures

Prior to the 2005 drilling campaign, holes were surveyed using acid test every 50m. This method uses acid, in a glass test tube, the acid etching the tube and indicating the inclination or dip of the hole. It is carried out by lowering the tube down the hole to the desired depth, for each reading. Magnetic azimuth readings are not obtained by this method.

Also tropari survey measurements are noted in the drillhole logs. A tropari is a directional surveying instrument that gives inclination and magnetic azimuth and can be used in open holes or through rods 36mm (1.40 inches) or larger. Accuracy to +/-0.5 degrees is claimed by the manufacturer.

After hole 172, down-the-hole surveys were collected with a SingleSmart Flexit tool with a reported accuracy of +/-0.2 degrees, recording both dip and azimuth. Real-time recording tools were used from 2007 onwards.

Accuracy of the down-the-hole survey measurements meets acceptable industry standards. Post acid test holes were found to deviate in azimuth by an average 3.2º and have a tendency to steepen in dip by an average 2.9º. Sample locations in all holes, including acid test holes for which no azimuth data is available, are considered by Coffey Mining to have been determined with sufficient accuracy for the purpose of resource estimation.

11.5	Sterilisation Drilling 2009

A total of 48 RC holes were drilled between September and November 2009 to ensure planned gold oxide Project infrastructure would not be placed in areas of potential economic mineralization. As shown in Figure 11.5_1 the holes were drilled to the south, east and north of the expected sulphide project pit limits to assess a planned waste dump to the south, planned gold oxide project infrastructure to the east and the planned gold oxide dump leach pad and ADR plant to the north.

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Figure 11.5_1
Location of Sterilisation Drilling 2009

N
LEACH PAD LIMIT
SULPHIDE PIT LIMIT
ETHEL PIT LIMIT
CALAORCO PIT LIMIT
Leyenda
CALAORCO PIT LIMIT
ETHEL PIT LIMIT
LEACH PAD LIMIT
SULPHIDE PIT LIMIT
COLLAR
0 250 500
Meters
RIOALTO
LA ARENA
PROJECT
STERILIZATION DRILLING
PLAN

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There was only weak mineralization and low gold and copper grades returned in 5 of the 48 holes, as shown in Table 11.5_1. As shown in Figure 11.5_1 holes 19, 20 and 21 are located at the southern end of the Calaorcco pit and does not impact the planned waste dump. Holes 31 and 39 to the north are of no economic interest.

Table 11.5_1 La Arena Project Sterilisation Drilling Results
Hole Number	Hole Depth (m)	Mineralization (length and grade)
		Au	Cu
09RC-LA-019	50	0-50m 0.17ppm
09RC-LA-020	50	In places 0.13ppm
09RC-LA-022	50	0-18m 0.15ppm
09RC –LA-031	50		20-50m 0.1%
09RC-LA-039	50	0-12m 0.15ppm

Although the sterilization drilling has successfully sterilised the top 50m from economic mineraliization, there are anomalous Cu and Au results returned that could indicate deeper mineralisation associated with Porphyry mineralization. This would require deeper holes to provide a higher confidence of sterilisation.

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12	SAMPLING METHOD AND APPROACH

12.1	Diamond Core Sampling

HQ and NQ diameter diamond core was sampled at lengths on average of 2m. During earlier exploration programs the core was chiselled in half. More recently the core was cut lengthways with a diamond saw and half-core was sent for assay. Samples were numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch was made up of approximately 73 samples, including 2 quality control blanks, 2 standards and 2 field duplicates. Each work order consisted of a rice bag with samples along with an order list of which one copy was sent to the laboratory in Lima and another copy retained on site. Bags were closed with tie-wraps.

Core mark-up and sampling has been conventional and appropriate. Core is not orientated for structural measurements. Coffey Mining recommends orienting core in future.

Core inspection by Coffey Mining showed that some holes contain uncut core billets of approximately 10cm long that have not been sampled, presumably for geotechnical stress testing and/or bulk density determinations. Coffey Mining also noted that the core that had been split using the chisel method, the remaining half core was completely fractured. The silicified core was not well split using this technique.

12.2	Reverse Circulation Sampling

RC samples were collected at 2m intervals and quartered in riffle splitters. Sub-samples weighed approximately 2kg and were collected in cloth-lined sample bags.

Wet sample procedures, sample and reject storage, and sample security were not documented in the reports made available to Coffey Mining.

12.3	Surface Trench Sampling

Digging and sampling procedures for the surface trenches were not available. The trench data was used in a very broad manner to help model the mineralized zones, but was not included in the actual resource estimation.

12.4	Logging

Diamond core was logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core was routinely photographed. Review by Coffey Mining of selected geological logs against actual core showed no significant discrepancies or inconsistencies.

Diamond core and RC chip logging have been conventional and appropriate.

Core recovery has been recorded for all drillholes at 2m intervals. Core recovery is generally 90-95% or higher and infrequently 70-80% or less. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

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13	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Sample Security

Reference material is retained and stored on site, including half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at the La Arena exploration camp.

13.2	Sample Preparation and Analysis

The flow sheet for drill core sample preparation and analysis is included as Figure 13.2_1. Samples were digitally weighed, dried to a maximum of 120ºC (for wet samples), crushed to 70% < 2mm (10 mesh), riffle split to 250g, and pulverized to 85% < 75µm (200 mesh). 50g pulps were submitted for chemical analysis. These procedures were in place since 2003.

The sample preparation methods for the samples submitted prior to 2003 are not documented in the reports made available to Coffey Mining.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50g sub-samples. Those samples that analysed ≥ 5g/t Au were analysed using gravimetric methods

For Cu and Ag (and Mo, Pb, Zn, As, Sb and Bi) multi-acid (four) digestion AAS was used. Hg was analysed using cold vapour AAS. Until the end of 2004 the core samples from drillholes 1 to 125 were processed by CIMM Peru as the primary laboratory. The assay methods for the samples submitted prior to 2005 are not documented in the reports made available to Coffey Mining.

13.3	Adequacy of Procedures

Of the dry, crushed samples 3% of each batch were 2mm sieve tested by ALS Chemex, usually the first samples of a batch. Crusher jaws were calibrated and the crushing time adjusted if the test samples did not meet the criteria. A same percentage of sample pulps were tested for passing 75µm and the pulverization was repeated if deemed inadequate.

Typical results for the size testing of crushed and pulverized samples are shown in Figure 13.3_1 and Figure 13.3_2, respectively.

Sufficient quality control data exists in report format to allow a review of the analytical performance of the assay laboratories from 2004 onwards (see Section 14).

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Flow sheet for drill Core sampling, Sample Preparation and Analysis

2.5" dia core/2m sample/~6-7Kg
Split core in half
73 Samples by work order, include
Insert Blank (1/30)
Insert Standard (1/30)
Insert Field Duplicated sample (1/30)
Affix bar code and log sample in Lims
Sample weight
If samples are wet, the sample should be dried to maximum of 120°C
Crush to 70% < 2mm, all sample
Clean crusher
Split sample using riffle splitter
Split up to 250 gr
Keep Reject
Randomly select 1/20 for submission to Primary lab
1 in 30 cases submit up to 250gr split for duplicate reject
Sample split is pulverized to 85% < 75 microns
200gr sample
50gr sample
1 in 15 cases submit for duplicate analysis
Submit to chemical analysis
Randomly select 1/20 for submission to secondary lab
Review qc results
Merge analytical data with sample location and description in the database
Legend
Monitor Contamination
Introduction of sampling Error
Monitor sampling error
Monitor Accuracy

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14	DATA VERIFICATION

14.1	Analytical Quality Control Procedures

Until the end of 2004 the core samples from drillholes 1 to 125 were processed by CIMM Peru as the primary laboratory.

In June 2004 a rigorous QAQC program was implemented and consisted of:

  Standards and blanks inserted at a rate of 1:30.

  Field duplicates inserted at a rate of 1:30.

  Coarse (crushed) rejects submitted to the primary laboratory at a rate of 1:20.

  Pulp rejects submitted to the primary laboratory at a rate of 1:30.

  Pulp duplicates submitted to the primary laboratory at a rate of 1:15.

  Pulp duplicates submitted to secondary laboratory at a rate of 1:20.

Internal quality control by the laboratory consisted of 2 standards, 2 blanks, 2 duplicates from sample rejects, and 2 laboratory duplicates. ALS Chemex is an international company that has an ISO 9001:2000 certification at all their laboratories.

Coffey Mining reviewed the results obtained for standards, blanks, rejects and duplicates as presented in the graphs in the Appendix to the La Arena Pre-feasibility Study (November 2006) (PFS) and has no significant concerns about accuracy and precision that have been achieved since 2004 (see below).

There appears to have been no routine quality control program for the La Arena sampling and assaying prior to 2004.

14.2	Routine Independent Quality Control

14.2.1	Standards

One standard reference material (LAOx-2) was included in the sample stream analysed by CIMM Peru laboratories during the trench sampling campaign in 2004. From January 2005 four different standards were used for independent quality control of analyses by the primary laboratory (ALS Chemex in Lima) and secondary laboratory (CIMM Peru). The standards were prepared with material from La Arena and certified by the ALS Chemex – La Serena Chile laboratory on the basis of round robin analyses.

Statistics for the certified standards are included in Table 14.2.1_1.

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Table 14.2.1_1 Certified Elements Standards
Standard	Au ppb				Cu ppm
	Mean	+2SD	-2SD	RSD%	Mean	+2SD	-2SD	RSD%
LAOx-1	396	425.5	366.5	3.7	203.6	216.7	190.5	3.2
LAOx-2	798.8	855.6	742.1	3.6	114.6	121.6	107.5	3.1
LAOx-3	2381.6	2628.4	2134.8	5.2	294.9	313.3	276.6	3.1
LASUL-1	344.2	370.4	318	3.8	5344.8	5706.7	4983	3.4
Standard	Hg ppb				As ppm
	Mean	+2SD	-2SD	RSD%	Mean	+2SD	-2SD	RSD%
LAOx-1					278.2	312.8	243.6	6.2
LAOx-2	2143.8	2435.8	1851.7	6.8	452.5	489.4	415.7	4.1
LAOx-3	4761.9	5170.3	4353.6	4.3	768.4	814.6	722.1	3

Certified Au and Cu results prepared by Iamgold for the standards submitted during the period 2004-2006 are presented in Figures 14.2.1_1, 14.2.1_2, 14.2.1_3 and 14.2.1_4 for standards LAOx-1, LAOx-2, LAOx-3 and LASUL-1, respectively.

In general Au tends to be slightly over-estimated and Cu tends to be slightly under-estimated, though generally within 2 Standard Deviation limits. Coffey Mining has not reviewed the round robin results for the standards.

Coffey Mining is satisfied that the level of accuracy achieved by the primary assay laboratories (CIMM Peru and ALS Chemex) is within industry accepted limits.

14.2.2	Blanks

Blanks inserted into the sample stream since 2004 were obtained from sterile areas located near the La Arena project. Material from three zones was used, one of which was in the oxide zone (LABLK-1) and the other two in the sulphide zone (LABLK-2 and LABLK-3). The last blank was only used during the first half of 2006. Assay tests on the blanks to confirm their barren nature reportedly returned low values.

Au and Cu results prepared by Iamgold for the blanks are presented in Figures 14.2.2_1, 14.2.2_2 and 14.2.2_3 for blanks LABLK-1, LABLK-2 and LABLK-3, respectively.

Au values tend to be at the lower detection limit with a few spikes, but never above 100ppb (0.1g/t). Cu values fluctuate around 10-20ppm for LABLK-1, around 30-40ppm for LABLK-2, and 10-25ppm for LABLK-3, but are never above 100ppm (0.01%). Coffey Mining has not reviewed the round robin results for the blanks.

Coffey Mining is satisfied that the level of accuracy as indicated by the blanks, which monitor both sample preparation and chemical analysis, is within industry accepted limits.

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Figure 14.2.1_1
Standards Results for LAOx-1

Cambior Standard LAOx-1, Au ppb (element Certified)
Au ppb
Analyses Number
+ 2SD
Mean
- 2SD
Round Robin
Cimm Lab 2004
Als Chemex Lab 2005
Als Chemex Lab 2006-1
LA ARENA PROJECT
Figure 3.12
Std LAOx-1 - Au ppb

Cambior Standard LAOx-1, Cu ppm (element Certified)
Cu ppm
Analyses Number
+ 2SD
Mean
- 2SD
Round Robin
Cimm Lab 2004
Als Chemex Lab 2005
Als Chemex Lab 2006-1
LA ARENA PROJECT
Figure 3.13
Std LAOx-1 – Cu ppm

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Figure 14.2.1_2
Standards Results for LAOx-2

Cambior Standard LAOx-2, Au ppb (element Certified)
Au ppb
940
890
840
790
740
690
0
50
100
150
200
250
300
Analyses Number
+ 2SD
Mean
-2SD
Round Robin
Cimm Lab
2004
Als Chemex Lab
2005
Als Chemex Lab
2006-1
LA ARENA PROJECT
Figure 3.14
Std LAOx-2 - Au ppb

Cambior Standard LAOx-2, Cu ppm (element Certified)
Cu ppm
130
125
120
115
110
105
100
95
0
50
100
150
200
250
300
Analyses Number
+ 2SD
Mean
- 2SD
Round Robin
Cimm Lab
2004
Als Chemex Lab
2005
Als Chemex Lab
2006-1
LA ARENA PROJECT
Figure 3.15
Std LAOx-2 – Cu ppm

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Figure 14.2.1_3
Standards Results for LAOx-3

Cambior Standard LAOx-3, Au ppb (element Certified)
Au ppb
Analyses Number
+ 2SD
Mean
- 2SD
Round Robin
Cimm Lab 2004
Als Chemex Lab 2005
Als Chemex Lab 2006-1
LA ARENA PROJECT
Figure 3.16
Std LAOx-3 - Au ppb

Cambior Standard LAOx-3, Cu ppm (element Certified)
Cu ppm
Analyses Number
+ 2SD
Mean
- 2SD
Round Robin
Cimm Lab 2004
Als Chemex Lab 2005
Als Chemex Lab 2006-1
LA ARENA PROJECT
Figure 3.17
Std LAOx-3 – Cu ppm

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Figure 14.2.1_4
Standards Results for LASUL-1

Cambior Standard LASUL-1, Au ppb (element Certified)
Au ppb
420
400
380
360
340
320
300
280
260
0
50
100
150
200
250
300
350
400
450
+ 2SD
Mean
- 2SD
Round Robin
Als Chemex Lab
2005
Als Chemex Lab
2006-1
Analyses Number
LA ARENA PROJECT
Figure 3.18
Std LASUL-1 - Au ppb

Cambior Standard LASUL-1, Cu ppm (element Certified)
Cu ppm
5850
5650
5450
5250
5050
4850
4650
0
50
100
150
200
250
300
350
400
450
+ 2SD
Mean
- 2SD
Round Robin
Als Chemex Lab
2005
Als Chemex Lab
2006-1
Analyses Number
LA ARENA PROJECT
Figure 3.19
Std LASUL-1 – Cu ppm

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Figure 14.2.2_1
Blanks Results for LABLK-1

Cambior Blank LABLK-1, Au ppb
Au ppb
Analyses Number
Cimm Lab 2004
Als Chemex Lab 2005
Als Chemex Lab 2006-1
DL (5ppb ±5)
0
10
20
30
40
50
60
70
0
50
100
150
200
250
300
350
LA ARENA PROJECT
Figure 3.20
LABLK-1 - Au ppb

Cambior Blank LABLK-1, Cu ppm
Cu ppm
Analyses Number
Cimm Lab 2003
Cimm Lab 2004
Als Chemex Lab 2005
Als Chemex Lab 2006-1
0
10
20
30
40
50
60
70
80
90
100
30
80
130
180
230
280
330
380
LA ARENA PROJECT
Figure 3.21
LABLK-1 – Cu ppm

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Figure 14.2.2_2
Blanks Results for LABLK-2

Cambior Blank LABLK-2, Au ppb
Au ppb
Als Chemex Lab
2005
Als Chemex Lab
2006-1
DL
(5ppb ±5)
0
10
20
30
40
50
60
20
120
220
320
420
520
620
Analyses Number
LA ARENA PROJECT

Figure 3.22
LABLK-2 - Au ppb

Cambior Blank LABLK-2, Cu ppm
Cu ppm
Als Chemex Lab
2005
Als Chemex Lab
2006-1
0
10
20
30
40
50
60
70
80
90
100
20
120
220
320
420
520
620
Analyses Number
LA ARENA PROJECT

Figure 3.23
LABLK-2 – Cu ppm

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Figure 14.2.2_3
Blanks Results for LABLK-3

Cambior Blank LABLK-3, Au ppb
Als Chemex Lab
2006-1
Au ppb
DL
(5ppb ±5)
Analyses Number
LA ARENA PROJECT
Figure 3.24
LABLK-3 - Au ppb

Cambior Blank LABLK-3, Cu ppm
Als Chemex Lab
2006-1
Cu ppm
Analyses Number
LA ARENA PROJECT
Figure 3.25
LABLK-3 – Cu ppm

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14.2.3	Field Duplicates

Field duplicates were selected by the geologists during core logging to determine the nature of mineral dispersion and the quality of sampling. The results for 2005 to 2006 are presented in Figure 14.2.3_1.

Figure 14.2.3_1
Field Duplicates Results

Original Sample vs. Field Duplicate Au g/t 2005 – 2006 data. (765 Samples)
Field Duplicate Au ppb
Original Sample Au ppb
+20%
-20%
Average: 222.2 ppb
Average: 201.5 ppb
0
200
400
600
800
1000
1200
1400
1600
1800
2000

LA ARENA PROJECT
Figure 3.26
Field Duplicate Au

Original Sample vs. Field Duplicate Cu ppm 2005 - 2006 data. (780 Samples)
Field Duplicate Cu ppm
Original Sample Cu ppm
+20%
-20%
Average: 1465.7 ppm
Average: 1462.4 ppm
0
2000
4000
6000
8000
10000
12000
14000

LA ARENA PROJECT
Figure 3.27
Field Duplicate Cu

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In the majority of the cases in which a difference of over 20% between the original sample and the field duplicate was detected it was determined that this was produced by the heterogenic distribution of the mineralization in the core.

Coffey Mining is satisfied that the level of precision as indicated by the field duplicates is within industry accepted limits.

14.3	Laboratory Internal Quality Control

14.3.1	Coarse (Crushed) Rejects

On every work order that was sent to the primary laboratory the two samples to be re-analysed as duplicates from sample reject were specified. The results for 2005 to 2006 are presented in Figure 14.3.1_1.

Coffey Mining is satisfied that the level of precision as indicated by the field duplicates is within industry accepted limits.

14.3.2	Laboratory Duplicates

For every work order the laboratory selected five to eleven sample pulps to be re-analysed. The results for 2005 to 2006 are presented in Figure 14.3.2_1.

Coffey Mining is satisfied that the level of precision plus accuracy as indicated by the field duplicates is within industry accepted limits.

14.3.3	Laboratory Standards and Blanks

As part of its internal quality control the primary laboratory has inserted standard and blank reference materials into the sample stream. The results provided to Iamgold were reviewed by Coffey Mining.

Coffey Mining is satisfied that the level of accuracy as indicated by the laboratory’s own standards and blanks is within industry accepted limits. It should be noted, however, that laboratories may not (always) provide clients with accurate results from this kind of quality control.

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Figure 14.3.1_1
Coarse (Crushed) Rejects Results

Original Sample vs. Coarse Reject Duplicate Au ppb 2005 – 2006 data. (649 Samples)
+20%
-20%
Average: 237.72 ppb
Average: 236.14 ppb
Coarse Reject Duplicate Au ppb
Original Sample Au ppb
0
200
400
600
800
1000
1200
1400
1600
1800
2000
LA ARENA PROJECT
Figure 3.28
Coarse Reject Duplicate Au

Original Sample vs. Coarse Reject Duplicate Cu ppm 2005 - 2006 data. (650 Samples)
+20%
-20%
Average: 1787.09 ppm
Average: 1790.33 ppm
Coarse Reject Duplicate Cu ppm
Original Sample Cu ppm
0
2000
4000
6000
8000
10000
12000
14000
16000
18000
20000
LA ARENA PROJECT
Figure 3.29
Coarse Reject Duplicate Cu

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Figure 14.3.2_1
Laboratory Duplicates Results

Original Sample vs. Pulp Duplicate Au ppb 2005 – 2006 data. (1569 Samples)
+20%
-20%
Average: 224.96 ppb
Average: 222.27 ppb
Pulp Duplicate Au ppb
Original Sample Au ppb
0
200
400
600
800
1000
1200
1400
1600
1800
2000

LA ARENA PROJECT
Figure 3.30
Pulp Duplicate Au

Original Sample vs. Pulp Duplicate Cu ppm 2005 - 2006 data. (1793Samples)
+20%
-20%
Average: 1911.74 ppm
Average: 1873.56 ppm
Pulp Duplicate Cu ppm
Original Sample Cu ppm
0
2000
4000
6000
8000
10000
12000
14000
16000
18000
20000

LA ARENA PROJECT
Figure 3.31
Pulp Duplicate Cu

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14.4	Miscellaneous Quality Control

14.4.1	Period 1997 to 1999

As part of its internal quality control the primary laboratory has inserted standard and blank in 1997, 30 samples were submitted to American Assays Laboratory in Lima for quality control. The results showed that, on average, the CIMM Peru results for Au were 13.7% higher than the American Assays Laboratory results.

In February 1998, 252 duplicates reject samples assayed at CIMM Peru were submitted to SGS Laboratory in Lima. Subsequently, 118 reject samples over 0.3g/t Au from that suite were also sent to Bondar Clegg Laboratory in Lima. A bias of -6.4% was found between CIMM peru and SGS, which was confirmed by a bias of -8.3% between CIMM Peru and Bondar Clegg.

In May 1998, 56 core reject samples grading over 0.3g/t Au were split in 2kg bags and submitted to SGS and Bondar Clegg. Using the same sample protocol as CIMM Peru, a bias of -18.4% was found between CIMM Peru and SGS, with CIMM Peru being lower and the bias between CIMM Peru and Bondar Clegg was lower at -4.3%.

It is difficult to make an assessment of the quality control results from 1997 to 1998 because no independent reference materials were included in the sample stream during that period and sample protocols have not been provided to Coffey Mining. It is therefore not know with certainty if CIMM Peru over or under-estimated the gold content of the samples.

14.4.2	Period 2005 to 2007

Since 2005, at the end of each drilling campaign, 5% of the reject samples were re-sent to the primary laboratory (ALS Chemex) and 5% of the lab samples (pulps) to the secondary laboratory (CIMM Peru) in order to check the results. All samples were re-numbered and quality control standards and blanks inserted into the sample stream at a rate of 1:30. The standards were inserted into the sample stream inside aluminium vacuum-sealed envelopes with a weight of approximately 125g.

In February 2005, 117 pulp samples and 122 reject samples from CIMM Peru were submitted to ALS Chemex. The samples were from the surface trenches and from drillholes 117 to 125. Acceptable levels of precision were reported, i.e. 85% and 89% within 10% difference for Au and Cu respectively in pulps, and 80% within 10% difference for both Au and Cu in rejects.

In April 2005, 86 pulp and reject samples from ALS Chemex were submitted to CIMM Peru. The samples were from drillholes 126 to 175 drilled in 2005 (period I). Acceptable levels of precision were reported, i.e. 82% within 10% difference for both Au and Cu in pulps, and 86% and 90% within 10% difference for Au and Cu respectively in rejects.

In December 2005, 370 pulp samples were re-submitted to ALS Chemex. Both pulps were also sent to CIMM Peru. In addition, 225 rejects of samples grading less than 1.0g/t Au were sent to CIMM Peru. The samples were from drillholes 176 to 264 drilled in 2005 (period II). For the pulps, medium to low levels of precision were reported for Au (72-75% within 10%) and acceptable levels for Cu (90-95% within 10%). Acceptable levels of precision were reported for the rejects (80% for Au and 88% for Cu, both within 10%).

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In February 2006, 416 reject samples from CIMM Peru were submitted to ALS Chemex. The samples were from drillholes 1 to 125 drilled between 1996 and 2004. On average, ALS Chemex assayed Au 12.8% higher than CIMM Peru and Cu 10% lower than CIMM Peru. Low levels of precision were reported, i.e. 80% within 30% for Au and 80% within 20% for Cu.

In July 2006, 332 pulp samples were submitted to CIMM Peru and then re-submitted to ALS Chemex. The samples were from drillholes 265 to 332 drilled in 2006 (period I of 2006). Acceptable levels of precision were reported for Au (80% within 10%) and Cu (90-95% within 10%). In addition, 330 reject samples grading less than 0.1% Cu were re-submitted to ALS Chemex. Acceptable levels of precision were reported (85% for Au and 95% for Cu, both within 10%).

14.5	Channel and Bulk Sampling Comparative Testwork – 2009

Gold in the oxide resource at La Arena is preferentially situated within numerous fractures within the sandstone, quartzite and brecciated material that host the oxide resource. During the diamond drilling and core cutting process water is utilized to cool and lubricate the diamond bits and this water can potentially wash the fine friable material out of the fractures in the rock. Given the gold mineralization is located within these fractures the resulting core used for analysis can underestimate the total gold content. This sampling issue with diamond drilling has been identified in a number of other projects in Peru.

Rio Alto completed a channel and bulk sampling program over a 3 month period at the start of 2009. 10 pits were excavated to a maximum depth of 10m. The pits were located to provide a representative distribution of the oxide resource and were excavated on the existing HQ diamond holes utilized in the current La Arena oxide resource estimate.

Channel samples weighing approximately 10kg each were taken 20cm parallel to the existing drillhole on two meter intervals (equivalent to the diamond drill sample length and spacial position). Bulk samples were also taken (1.5m by 1m shaft by 2m intervals) then dried, homogenized and a total of 10 representative 10kg samples were taken for analysis from each bulk sample.

The results of the sampling and the original diamond drillhole grades are outlined in Table 14.5_1.

The results from this comparative study, although representative of only 39 samples in the La Arena oxide resource, demonstrates that in the case of both the bulk sample and the channel samples taken, the gold grade, in the majority of cases, tends to be significantly higher than the grades achieved by diamond drilling.

Coffey Mining recommends that a reverse circulation drillhole twinning program will be required to be able to establish any conclusive upgrade factors to the gold grade that may occur as a result of the washing of the diamond core drilling program.

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Table 14.5_1 La Arena Project Summary of Channel Sampling and Bulk Sampling of 10 pits compared to Diamond Drilling
Hole	From	To	Recovery in DDH (%)	ORI_DDHppb	Channel_ppb	Bulk_ppb	Channel vs DDH	Pit vs DDH
96D-LA-045	2	4	no data	33	25	13	-24%	-60%
96D-LA-045	4	6	no data	25	1,506	1,023	5924%	3991%
96D-LA-045	6	8	no data	1,180	881	4,523	-25%	283%
96D-LA-045	8	10	no data	460	2,197	989	378%	115%
98D-LA-058	0	2	57.5	1,000	1,424	2,032	42%	103%
98D-LA-058	2	4	60	360	1,021	550	184%	53%
98D-LA-058	4	6	70	180	196	253	9%	41%
98D-LA-068	0	2	75	510	2,157	851	323%	67%
98D-LA-068	2	4	85	770	2,754	912	258%	18%
98D-LA-068	4	6	100	930	3,687	1,629	296%	75%
98D-LA-068	6	8	100	2,700	5,643	2,343	109%	-13%
98D-LA-068	8	10	100	3,770	6,394	3,541	70%	-6%
98D-LA-075	0	2	89	570	883	649	55%	14%
98D-LA-075	2	4	80	440	1,273	515	189%	17%
98D-LA-075	4	6	78	42	274	369	552%	780%
98D-LA-075	6	8	75	350	108	413	-69%	18%
98D-LA-077	0	2	80	270	156	72	-42%	-73%
98D-LA-077	2	4	82.5	92	1,565	1,442	1601%	1468%
98D-LA-077	4	6	84	2,010	2,138	3,798	6%	89%
98D-LA-077	6	8	98	6,940	2,614	3,394	-62%	-51%
98D-LA-087	0	2	55	1,240	789	1,260	-36%	2%
98D-LA-087	2	4	67.5	1,380	4,340	1,529	214%	11%
98D-LA-087	4	6	55	11,100	21,160	5,073	91%	-54%
98D-LA-087	6	8	57.5	1,640	4,634	4,212	183%	157%
98D-LA-087	8	10	60	1,680	5,092	7,259	203%	332%
98D-LA-123	0	2	99	239	296	190	24%	-20%
98D-LA-123	2	4	97.5	517	575	458	11%	-12%
98D-LA-123	4	6	95	659	2,791	1,959	324%	197%
98D-LA-123	6	8	92.5	2,079	1,917	1,275	-8%	-39%
98D-LA-123	8	10	95	89	2,119	622	2281%	599%
05D-LA-146	0	2	80	1,105	5,355	6,685	385%	505%
DDH-LA-245	0	2	91.5	1,000	2,127	1,351	113%	35%
DDH-LA-245	2	4	97.5	534	3,472	1,065	550%	99%
DDH-LA-245	4	6	97.5	1,475	1,815	1,071	23%	-27%
DDH-LA-253	0	2	32.5	1,155	2,363	999	105%	-13%
DDH-LA-253	2	4	28.5	254	851	1,160	235%	356%
DDH-LA-253	4	6	37.5	526	809	1,541	54%	193%
DDH-LA-253	6	8	50	388	1,384	3,308	257%	752%
DDH-LA-253	8	10	95	2,320	3,142	2,645	35%	14%
Average				1,334	2,614	1,871	96%	40%

14.6	Topography

The topographic surface applied to the resource modelling was prepared using Eagle Mapping controlled digital orthophotos with survey monuments and surveyed collars located within 5km as controls.

The digital terrain model (DTM) was last updated with surveyed points, including drillhole collars, in May 2006. This resulted in elevation corrections of no more than 0.25m.

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In September 2009, La Arena S.A. contracted Horizons South America S.A.C. to undertake an laser based aerial survey of the La Arena project site to an accuracy of 1m. This new topographiocal surface has been used for all detailed engineering design work of the gold oxide project and will also be the topographical basis for the sulphide feasibility study.

Coffey Mining considers the Horizons South America S.A:C. topography model to be suitable for mine planning and engineering purposes.

14.7	Bulk Densities

Bulk densities assigned to the resource estimates were derived by Iamgold from four different sources:

  Nearby projects, for Quaternary alluvium.

  Water-immersion (wax) measurements during 2005, for sandstone, fractured sandstone, brecciated sandstone, siltstone and intrusive breccia.

  Water-immersion (wax) measurements during 2006, for the various porphyry types.

  Published theoretical values, for dykes, shale-limestone and diorite.

Based on review of the density values assigned to the various lithological and weathering categories, Coffey Mining considers that the density weighting as applied by Iamgold appears to be reasonable. Coffey Mining is satisfied that sufficient density data has been collected to assign tonnage factors for the resource estimate (See Section 17.1).

14.8	Verification Sampling

Independent verification sampling has not been carried out by Coffey Mining.

14.9	Drillhole Database

Data collected from drilling programs is stored in a digital database.

Hard copies of original paper drill logs, daily drill reports, core photos, assay results, and various ancillary logging features are stored in filing cabinets at Lima.

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15	ADJACENT PROPERTIES

The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

As reported on the Barrick website, in 2009, Lagunas Norte produced 1.0 million ounces of gold at total cash costs of $138 per ounce. In 2008, Lagunas Norte produced 1.2 million ounces of gold at total cash costs of $125 per ounce. Proven and probable mineral reserves as of December 31, 2009 are estimated at 7.5 million ounces of gold.

A short visit to the nearby La Virgen operating gold dump leach mine was made by Mr Kirk in November 2007. La Virgen is a privately owned mine and public information is not available, however information obtained from the visit was relevant and very useful for the assessment of the gold dump leaching portion of the proposed La Arena operation. The mineralization at La Virgen is similar to La Arena. La Arena S.A. has since employed some senior personnel that have worked at La Virgen.

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16	MINERAL PROCESSING AND METALLURGICAL TESTING

The La Arena Project comprises an oxide portion containing gold mineralization, and a sulphide fraction containing both primary and secondary copper mineralization. It is proposed that the gold bearing oxide material will be processed via a dump leach and the copper sulphide ore will be treated via a conventional grinding and flotation circuit.

Extensive metallurgical testwork has been undertaken recently, and previously, on the gold oxide material as part of the gold oxide feasibility study for the dump leach project.

Extensive metallurgical testwork has been undertaken to assess the mineralogical, comminution and flotation characteristics of the three sulphide mineralization types. This testwork focused on copper recovery and enabled key process design parameters to be established.

The copper concentrate can be regarded as clean without any major penalty elements.

There is additional testwork to be completed, most importantly further composite and variability testwork to confirm concentrate metal grades and recoveries of copper and gold particularly at ore blends representative of design mill feed. The preliminary testwork indicates that it is possible to recover approximately 50% of the gold rejected to the flotation tail with relatively little reagent and residence time requirements; however this processing option was not included in the PFS. If demonstrated that flotation tail cyanidation is suitable this would produce an overall gold recovery of approximately 60%.

Further investigation into the potential molybdenum recovery and extraction will likely be performed to assess its economic viability. Molybdenum recovery to the final concentrate ranged between 35% and 65% even though the final flowsheet development did not focus on molybdenum recovery.

Ancillary testwork such as settling and filtration is also still to be completed, although these aspects pose a relatively low risk to the project.

The copper sulphide process flow sheet selected and preliminary equipment selection appears suitable and reflects the testwork completed to date.

16.1	Mineralogy

16.1.1	Oxide

The oxide mineralization consists mainly of sandstone, quartzite and dacite material types, with minor amounts of brecciated sulphide porphyry and siltstone also observed. The gold mineralization in the sandstone/quartzite samples was found to consist of relatively large, liberated grains with sizes averaging 100µm. Some electrum was seen, both free and associated with gangue and sulphide minerals.

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Several other oxide samples containing an amount of clay material showed completely different gold mineralization, in that no coarse gold particles were observed. The microscopic examination of the concentrate produced by heavy liquid separation indicated that most of the gold grains were associated with limonite, un-liberated quartz and the lighter gangue fractions. Evaluation of the average gold grain size had to rely on a very limited number of observations and is therefore not considered reliable. All gold particles detected exhibited a size below 1 micron.

The third type of oxide mineralization was observed in samples taken closer to the adjacent copper sulphide deposit, and contained a larger portion of the brecciated sulphide porphyry material. The heavy media concentrate (sink fraction) produced for this material consisted largely of quartz and pyrite grains in almost equal proportions. Traces of chalcopyrite were also found, as well as chalcocite. Native gold was rarely seen, being present mainly in association with pyrite. Significant amounts of copper and other deleterious elements such as lead, iron and arsenic were also observed, which would be detrimental to cyanide leaching, however this material is expected to represent only a small portion of the total oxide material.

16.1.2	Sulphide

The copper sulphide mineralization has been categorized into three types, Primary High Grade, Primary Average Grade and Secondary ore for the purposes of metallurgical testing.

Pyrite is the most dominant sulphide mineral present in all cases, while quartz, phyllosilicates and feldspars account for most of the non-sulphide minerals in each of the ore types. Copper is present almost entirely as chalcopyrite in the primary ore types with little to no secondary copper minerals present. The secondary ore type however includes significant amounts of secondary copper mineralization including bornite, covellite and chalcocite, although chalcopyrite is still the dominant copper-bearing mineral.

Trace quantities of molybdenum as molybdenite were also observed in all three samples. A study of the grain size distribution indicated the copper bearing and molybdenum minerals to be relatively fine grained in comparison to the larger pyrite and non-sulphide gangue materials.

The gold association was determined by heavy liquid separation. Analysis of the float and sink products indicated that the gold is evenly distributed between the pyrite/sulphide (49%) sinks, and quartz/silicate gangue (47%) float fractions. Subsequent super-panning and concentration of the sinks fractions revealed the presence of only a small amount of coarse gold, with liberated particles accounting for 4% of total gold, with the rest being fine grain inclusions in pyrite and quartz gangue material.

16.2	Metallurgical Sampling

A plan of the drillholes used for metallurgical samples up until 2007 is shown in Figure 16.2_1.

A larger pilot scale testwork programme conducted by Rio Alto on the gold oxide deposit consisted of both bulk samples and further drill core samples that were used as part of the gold oxide dump leach feasibility study in 2009. The locations of these samples are shown in Figure 16.2_2.

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9'127,500N
9'127,000N
9'126,500N
9'126,000N
816,000E
816,500E
817,000E
0
200 m
1: 5,000
LEGEND
1999 Au oxide
2005 Au-Cu Sulphides
2005 Au oxide (Rom Test)
2006 Au-Cu Sulphides (Variability tests)
Pit April 06 - 2006 MLL $450oz Au & $ 1.20/lb Cu
Pit April 27 - 2006 MLL $500oz Au & $ 1.33/lb Cu
KEY
C 14-II (63)
Composite #
Phase (1999)
Ddh #
LA ARENA PROJECT
CAMBIOR
Aug. 3, 2006

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16.2.1	Gold Oxide Samples

  The historical testwork samples used for heap leach testwork are considerably higher in gold grade than the proposed mine grade for the dump leach operation.

  The heap leach mineralogical investigation indicated up to three different modes of oxide mineralization, with the brecciated porphyry being highly problematic although this material is only approximately 3% of the ore grade material within the oxide pit design.

  The most recent testwork conducted by Rio Alto as part of the gold oxide dump leach feasibility study consisted of bulk and drill core samples from which composite samples were produced at the target mine grade of approximately 0.60g/t.

16.2.2	Copper Sulphide Samples

  Composite testwork results showed poor repeatability in the variability testwork. The variability testwork produced a lower copper concentrate grade of ~21%, although this may be attributed to the higher mass pull observed in these tests.

  The variability testwork also indicated the presence of a near surface deleterious material that may not have been included in the composite testwork. These results suggest that more testwork is required on composite samples that are representative of likely mill feed, to fully assess and confirm the flotation parameters required to achieve the desired concentrate grade.

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  The details of the three composite samples from Phase 1 testwork was uncertain and will need to covered by further testwork in any event.

At sulphide project PFS level Coffey Mining believe the samples are representative of the expected mining areas. More testwork is required to be done as part of the next stage of study.

16.3	Testwork Programmes

A number of historical testwork programmes have been undertaken at various testing facilities on samples from the La Arena deposit. These facilities included:

SGS Santiago, Chile	heap leach recovery, column testwork and analysis.

SGS Lima, Peru	heap leach recovery, column testwork and analysis.

SGS Lakefield, Canada	comminution, flotation, variability testwork.

The oxide heap and dump leach testwork was conducted in a number of phases on a range of different samples including diamond drill core and small bulk samples. Initial phases concentrated on bottle roll gold recovery and reagent usage testwork, while later stage testwork was used to assess grain size leaching constraints and the viability of a dump leach.

An extensive metallurgical testwork programme was undertaken in early 2010 by Rio Alto and Heap Leach Consultants (HLC) in Peru which focused on the dump leach performance of oxide material from the Calaorca and Ethel ore zones. This pilot scale programme consisted of approximately 100t of bulk sample collected from a representative number of surface trenches and was primarily used for large scale column testwork.

The sulphide testwork focussed on establishing the mineralogical, comminution and metallurgical characteristics of the three distinct mineralization types. Within the metallurgical testwork, various approaches (including sequential flotation and bulk flotation) were considered and / or tested to determine the optimum process route.

The comminution testwork included a suite of standard tests that were conducted on two samples from the respective polymetallic and cupriferous mineralization zones within the deposit.

The flotation testwork encompassed numerous scenarios aimed at establishing and confirming the concentrate grades and metal recoveries from the three mineralization types. This testwork included optimum grind size determination for both copper and gold associations, including concentrate regrinding and multiple cleaning stages.

Preliminary testwork was also conducted on flotation tails to assess the potential for increased gold recovery via cyanidation.

The variability or second phase (Phase 2) testwork was completed on 30 samples, originating from different areas of the mineral deposit with an objective to confirm the flotation flowsheet and to study the effects of the variable copper grade and ore type on recovery.

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16.4	Comminution Testwork

Phase 1 of the testwork involved three master composite samples (high grade primary, average grade primary and secondary ore) which involved the testing of Bond ball and rod mill indices. Phase 2 was conducted on a selection of variability samples, and was also used to confirm the previous composite results. The following testwork was completed by SGS Lakefield:

  Bond low-energy Impact Test (CWI)

  Bond Rod Mill Grindability Test (RWI)

  Bond Ball Mill Grindability Test (BWI)

  SAG power index (SPI)

  Bond Abrasion Index Test (AI)

The Phase 1 results are given in Table 16.4_1 below.

Table 16.4_1 La Arena Project Bond Work Indices
	Porphyry Cu-Au Zone	Ball Mill Work Index	Rod Mill Work Index
Primary Ore, Average Grade	Primary	7.6	7,1
Primary Ore, High Grade	Primary	8,1	7,1
Mixed Ore	Secondary	6,9	N/A

The results indicate that all three ore types are in the low range of ore hardness. The Bond work index was repeated in Phase 2, in part to confirm the above results. A number of the variability samples were combined to form three sub-composites that were tested in a similar manner, with the addition of the abrasion index, as shown in Table 16.4_2. The results confirmed the relatively low Bond work index of the ore. The abrasion index was in the low to very low range.

Table 16.4_2 La Arena Project Bond Work Index and Abrasion Index
	Abrasion Index (AI)	Work Index (kWh/t)
Composite north 40-150m	0.0369	5.7
Composite south 60-200m	0.0566	7.1
Composite south (deep) 200-450m	0.0926	7.5

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Also as part of Phase 2, 10 samples were selected from the 30 variability samples and tested to establish the SAG power index and crusher work index, with the results as shown in Table 16.4_3.

Table 16.4_3 La Arena Project SPI and CWI Index
Sample	SPI (minutes)	Crusher Index
1	14.9	47.8
2	12.9	40.2
3	18.4	38.9
4	14.1	43.5
5	14.6	31.5
6	7.5	41.3
7	8.2	41.9
8	7.6	48.5
9	10.4	34.6
10	12.4	34.5
Average	12.1	40.27

A crushing work index of 40.3 would be considered in the low range for competent ores. The SAG Power Index or SPI can be used to give an indicative SAG mill power requirement. In the case of La Arena ore, with the particularly low average Bond Work Index of approximately 7.8kWh/t, it would be recommended to undertake JK SAG milling testwork to assess the ores amenability to SAG milling and that the chosen power requirement is adequate.

16.5	Heap and Dump Leach Testwork

16.5.1	Previous Testwork

The heap leach oxide testwork was conducted in a number of phases. The first and second phases were conducted at SGS Chile (in 1997), and consisted of bottle roll and column leach tests designed to determine the maximum gold recovery, reagent usage and crush size relationships. Phase 3, 4 (1998) and dump leach (2006) testwork were completed at SGS Peru.

Initial bottle roll samples were crushed to –12.7mm and leached in a rolled bottle for 72 hours. The resulting extraction rates were relatively high, while cyanide consumption was low to average, from 0.35 to 0.54kg NaCN/t. The lime consumption was also low (0.34 – 0.73kg/t) except for the brecciated intrusive sample (1.33kg CaO/t).

This was followed up with a more comprehensive column testwork, with the results shown in Table 16.5.1_1.

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Table 16.5.1_1 La Arena Project 1997 Column Testwork
Sample	Calculated Head (Au g/t)	Au Extraction (%)	NaCN Consumed (kg/t)	Lime Consumed (kg/t)
Material Crushed at –19mm (–¾”)
Composite 2	2.,75	92,8	0.33	0.27
Composite 3	1.40	80,0	0.32	0.27
Composite 4	1.37	88,3	0.28	0.51
Composite 5	0.95	79,3	0.31	0.27
Material Crushed at –12.7mm (-½”)
Composite 2	2,60	93,1	0.46	0.34
Composite 3	1,31	81,8	0.49	0.34
Composite 4	1,07	86,0	0.37	0.54
Composite 5	1,14	80,7	0.40	0.27

The following comments can be made, based on the results obtained:

  Cyanide and lime consumptions are low.

  The final recoveries are relatively high for heap leach and there appears to be very little difference in recovery between the two size fractions.

  It was also noted that the columns with ore crushed at – 19mm (-¾”) showed good permeability.

It should be noted however that the material used in this Phase 2 was predominately the sandstone material type containing large, liberated gold grains.

Phase 3 of the testwork was essentially a repeat of the bottle roll and column testwork, but focused on the different ore types, such as the sandstone, quartzite and brecciated ores. The bottle rolls indicated that the rock type did not seem to affect the gold recovery at the finer crushed sizes, with recovery of 84.9% for brecciated intrusive, 86.7% for quartzite and 87.3% for sandstone tested -75µm. The equivalent gold recoveries at -2mm were 85.4%, 82.5% and 84.1% respectively.

Ten column leach tests were initiated with material crushed to -6.3mm (-¼”) plus two column leach tests at -12.7mm (-½”). The results of each test are summarized in Table 16.5.1_2.

The following comments can be made, based on the results obtained:

  The head grade of the test samples were significantly higher than that expected in the dump leach design, hence the recovery achieved may be overstated compared to what might be obtained at a lower head grade similar to that expected from the mine.

  Cyanide and lime consumptions were relatively low, and increased with decreasing grind size.

  There was little difference in gold recovery between the two size fractions, suggesting it may be possible to use a coarse size and still maintain acceptable recovery.

  Several columns encountered percolation problems during testing, which was believed to be the result of a higher proportion of limonite and clays.

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Table 16.5.1_2 La Arena Project 1998 Column Testwork
Sample	Calculated Head (g Au/t)	Au Extraction (%)	Ag Extraction (%)	NaCN Consumed (kg/t)	Lime Consumed (kg/t)
Material Crushed at –12.7mm (-½”)
Composite 7	1.46	79.7	54.0	0.47	2.05
Composite 9	1.92	88.4	39.0	0.49	0.47
Material Crushed at –6.3mm (-¼”)
Composite 1	0.61	67.3	57.0	0.97	2.76
Composite 2	1.14	71.5	44.1	1.20	3.90
Composite 3	1.10	88.1	46.9	0.94	2.35
Composite 5	0.96	80.8	51.0	1.36	2.30
Composite 6	1.18	87.9	68.001	1.18	1.50
Composite 8	1.18	59.6	58.1	0.82	4.56
Composite 10	3.36	93.9	45.7	1.16	2.17
Composite 11	0.81	87.0	42.8	1.27	1.48
Composite 12	1.14	82.2	59.3	1.12	1.73
Composite 21	0.63	65.4	56.0	0.93	3.70
Average	1.29	79.3	51.8	0.99	2.54

The fourth phase of the oxide testwork focused on the ore type with higher proportions of intrusive brecciated sulphide material. The composites selection cutoff was set at 0.3g/t Au and 0.3% Cu.

The resulting extraction rates for the bottle roll tests were low. Cyanide consumption was relatively high and lime consumption low. The brecciated material was problematic with respect to gold recovery, reagent usage and permeability/turbidity. The proportion of this material in the deposit has since been determined to be low.

The final stage of oxide testwork conducted involved the viability of leaching a coarse fraction, so as to simulate dump leaching. Given that the previous results indicated that the recovery did not appear to be sensitive to crush size, it may be possible to achieve acceptable gold recoveries at coarser size fractions.

Several column leach tests at different particle sizes were initiated, using a range of samples covering the sandstone and brecciated ore types. Four identical composite samples were generated at crush sizes of –200mm (8”), -100mm (4”), - 50mm (2 “) and – 20mm (¾ “) and loaded into two, 1.2m diameter columns (for the -20mm and -10mm ore) and two 80cm diameter columns (for the -5mm and -2mm ore). When crushing the material to produce the composite samples, it was noted that the brecciated material produced significantly finer fractions when crushed, with more than 50% reporting to the -0.6mm (¼”) size fraction. It was later observed that this size fraction was the source of the permeability problems encountered, and hence indicated that the brecciated ore may prove problematic in high proportions. The results are given in Table 16.5.1_3.

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Table 16.5.1_3 La Arena Project Coarse Leaching Column Testwork
Sample	Au Extraction	NaCN Consumed	Lime Consumed
(mm)	(%)	(kg/t)	(kg/t)
20	92,8	1.13	0.49
50	90.9	1.09	0.50
100	80.2	1.02	0.17
200	75.7	0.98	0.57

As expected, gold extraction was negatively impacted, with the recovery stepping down consistently with increasing size, with a significant decrease above 5mm in size. The PFS design used a dump leach recovery of 80%, which appeared unreasonable given the results. There is a clear reduction in recovery with increasing size, and further testwork at the proposed dump leach size of -200mm was recommended.

The recovery versus size fraction relationship can be seen in Figure 16.5.1_1.

Cyanide and lime consumption remained at acceptable levels, with cyanide dropping slightly as size increases.

16.5.2	Recent Dump Leach Testwork

The most recent testwork was conducted by Rio Alto and Heap Leach Consultants (HLC) in early 2010 as part of the gold oxide heap leach feasibility study. This involved pilot scale column leaching of approximately 100t of bulk sample taken from the Calaorca and Ethel oxide zones.

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A total of 20 bulk samples from Calaorca and 9 bulk samples from the Ethel ore zones were collected from surface trenches up to ~8m in depth. The sample locations were selected based on representative ore lithologies and domains as identified from previous drill core logging, refer to Figure 16.2_2 for sample locations.

The samples were then used for bottle roll cyanidations and large column testwork in order to establish leaching kinetics, reagent consumptions and dump leach characteristics such as size/recovery relationship and permeability factors. The testwork was performed at HLC’s metallurgical laboratory in Lima.

Coffey Mining visited HLC’s laboratory in Lima in April 2010 and inspected the column testwork in operation. The sample preparation, equipment and analytical procedures were reviewed by Coffey Mining and believed to be of a high standard.

Bottle Roll Cyanidations

Composite samples from Calaorca and Ethel were first tested using timed bottle roll cyanidation in order to establish lime demand, cyanide consumption, gold recovery and leaching kinetics. The tests were conducted at particle sizes of 12mm (½”) and 75µm (200 mesh). The results of the bottle roll tests are shown in Table 16.5.2_1.

Table 16.5.2_1 La Arena Project 2010 Bottle Roll Cyanidation – Calaorca & Ethel
Sample	Particle Size	Calculated Head Grade (g/t)			Residue (g/t)			Extraction (%)
		Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
Calaorca	1/2”	1.35	1.03	62.7	0.13	0.90	60.0	90.3	12.7	4.3
	75µm	1.34	1.11	72.2	0.11	0.80	70.0	92.2	27.7	3.0
	75µm (D)	1.29	1.07	72.0	0.10	0.80	70.0	92.2	25.3	2.7
Ethel	1/2”	0.66	0.57	31.6	0.03	0.50	30.0	95.6	11.6	5.0
	75µm	0.70	0.63	41.3	0.06	0.40	40.0	91.3	37.0	3.0
	75µm (D)	0.64	0.66	41.4	0.04	0.40	40.0	93.7	39.6	3.3

The results indicate that very high recovery is achieved even at the larger particle sizes. The kinetic data showed that leaching is very rapid with ~80% Au recovery achieved in 4 hours.

The reagent consumptions for the bottle roll tests are given below in Table 16.5.2_2.

Table 16.5.2_2 La Arena Project 2010 Reagent Consumptions – Calaorca & Ethel
Sample	Particle Size	NaCN Consumed (kg/t)	Lime Consumed (kg/t)
Calaorca	1/2”	0.24	1.65
	75µm	0.42	1.74
	75µm (D)	0.43	1.77
Ethel	1/2”	0.26	0.90
	75µm	0.29	1.08
	75µm (D)	0.27	1.06

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Pilot Scale Column Tests

The column tests were conducted at a number of particle sizes in order to assess the amenability of dump leaching. Calaorca and Ethel samples were prepared at ‘ROM’, -102mm (-4”), and -51mm (-2”) size fractions. The total weight and column dimensions used are shown in Table 16.5.2_3.

Table 16.5.2_3 La Arena Project 2010 Column Preparation
Sample	Particle Size	Dry Weight (t)	Column Dimensions
Calaorca	ROM	11.166	1.2m D x 6.0m H
	-4”	4.423	0.76m D x 6m H
	-2”	0.63	0.30m D x 6m H
Ethel	ROM	11.167	1.2m D x 6.0m H
	-4”	4.335	0.76m D x 6m H
	-2”	0.63	0.3m D x 6m H

The columns were run for approximately 30 days under typical dump leach conditions and flow rates. The pregnant solution from each column was passed through a carbon adsorption system to recover the extracted gold. Barren solution was then recirculated to the column. Daily samples were collected and analysed for gold and reagent concentrations.

The final results at the completion of the tests are shown in Table 16.5.2_4.

Table 16.5.2_4 La Arena Project 2010 Column Leaching Results – Calaorca & Ethel
Sample	Particle Size	Calculated Head Grade (g/t)		Tail Solutions (g/t)		Extraction (%)
		Au	Ag	Au	Ag	Au	Ag
Calaorca	ROM	1.293	1.1	1.1	0.05	84.5	4.8
	-4”	1.293	1.1	1.1	0.06	84.7	5.4
	-2”	1.293	1.1	1.1	0.06	85.1	6.2
Ethel	ROM	0.64	0.60	0.596	0.03	93.2	10.9
	-4”	0.64	0.60	0.600	0.03	93.9	4.8
	-2”	0.64	0.60	0.610	0.03	95.3	4.9

The column results are very similar to the bottle roll cyanidations with high gold recovery obtained from all size ranges. The leach kinetic data also indicated very rapid leaching, with a majority of the gold being extracted within the first 10 days.

Water flow rate, settlement/compaction and final bulk density data collected yielded no issues relating to particle size and permeability with either ore types.

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Following the completion of the column tests it was postulated that the excellent results may be attributable to the highly oxidized nature of the surface samples and that the above results may not be representative of the less oxidized, more competent ore at depth. Consequently a total of 32 ‘deep’ drill core samples were collected from 6 cores located across the Calaorca and Ethel zones were selected by a Rio Alto geologist and Christopher Witt from Coffey Mining. All samples were taken below ~30m in depth, ranging to approximately ~280m in depth, which is the extent of the oxide mineralization. The samples were also selected according to lithology in a ratio representative of the reserve grade. The average head grade of all 32 samples was 0.58g/t, closely matching that of the target mine grade.

Bottle roll cyanidation tests were then performed in order to determine gold recovery, kinetics and reagent consumptions. The test conditions used were the same as the column testwork.

The gold recovery and reagent consumption results for the ‘deep’ samples are shown below in Table 16.5.2_5. The results of the ‘deep’ Calaorca and Ethel samples were virtually identical to the column tests and indicate that there is no significant difference in metallurgical performance across the entire oxide zone. The average gold recovery for both Calaorca and Ethel samples was >80%.

Table 16.5.2_5 La Arena Project Check Bottle Roll Cyanidation – Calaorca & Ethel ‘Deep’
Sample	Particle Size	Calculated Head Grade (g/t)		Residue (g/t)		Extraction (%)		Reagent Cons. (kg/t)
		Au	Ag	Au	Ag	Au	Ag	CaO	CN
1	100% - 1 ½”	0.07	0.75	0.005	0.50	93.1	33.1	1.33	0.18
2	100% - 1 ½”	0.08	1.09	0.009	0.50	88.2	54.2	1.17	0.11
3	100% - 1 ½”	0.07	0.66	0.005	0.50	93.1	24.0	1.12	0.11
4	100% - 1 ½”	0.88	0.82	0.043	0.50	95.1	39.2	1.28	0.11
5	100% - 1 ½”	1.32	1.02	0.437	0.80	66.8	21.5	1.1	0.09
6	100% - 1 ½”	3.49	0.91	0.442	0.80	87.3	11.9	2.5	0.28
7	100% - 1 ½”	0.19	0.59	0.034	0.50	82.0	14.8	2.5	0.25
8	100% - 1 ½”	0.38	0.61	0.155	0.50	58.7	17.9	1.05	0.13
9	100% - 1 ½”	0.35	1.36	0.103	0.50	70.4	63.3	1.13	0.13
10	100% - 1 ½”	1.46	2.41	0.263	1.40	82.0	41.9	1.44	0.38
11	100% - 1 ½”	1.08	2.27	0.306	1.70	71.7	25.1	1.0	0.07
12	100% - 1 ½”	0.78	1.53	0.237	1.20	69.6	21.3	0.95	0.23
13	100% - 1 ½”	0.09	0.99	0.012	0.90	86.9	9.0	0.92	0.10
14	100% - 1 ½”	0.07	0.55	0.005	0.50	93.1	8.3	0.86	0.10
15	100% - 1 ½”	0.08	1.36	0.014	1.20	82.9	11.5	0.9	0.10
16	100% - 1 ½”	1.57	1.01	0.236	0.90	84.9	11.0	1.0	0.10
17	100% - 1 ½”	0.34	0.82	0.025	0.50	92.7	38.8	0.91	0.12
18	100% - 1 ½”	0.56	0.79	0.063	0.70	88.7	11.0	1.75	0.17
19	100% - 1 ½”	0.07	0.86	0.005	0.70	93.2	18.2	1.90	0.15
20	100% - 1 ½”	0.11	0.55	0.008	0.50	92.8	8.3	0.92	0.08
21	100% - 1 ½”	0.60	0.86	0.129	0.70	78.6	18.2	0.98	0.15
22	100% - 1 ½”	0.25	0.95	0.032	0.90	87.0	6.5	1.04	0.15
23	100% - 1 ½”	1.15	0.83	0.149	0.60	87.0	27.7	1.32	0.12
24	100% - 1 ½”	0.08	0.99	0.008	0.90	89.5	8.9	0.05	0.12
25	100% - 1 ½”	0.10	0.55	0.012	0.50	88.2	8.3	0.94	0.19
26	100% - 1 ½”	0.45	0.65	0.027	0.50	94.0	23.3	0.94	0.19
27	100% - 1 ½”	0.38	0.99	0.041	0.90	89.1	8.8	.94	.14
28	100% - 1 ½”	0.79	1.42	0.051	1.20	93.6	15.4	0.94	0.16
29	100% - 1 ½”	0.41	1.03	0.054	0.90	86.9	13.0	0.83	0.15
30	100% - 1 ½”	0.40	0.91	0.036	0.80	90.9	12.2	1.15	0.11
31	100% - 1 ½”	0.25	0.65	0.02	0.60	90.3	7.0	1.15	0.15
32	80% - 75um	1.44	39.7	0 02	11.60	98.2	70.7	8.56	0.18

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The cyanide consumption was very low, averaging 0.15kg/t for all samples. Lime consumption is medium to high averaging 1.0kg/t and is very similar to previous testwork.

Based on the test results to date, the use of dump leaching rather than heap leaching (where the ore is crushed), and from experience at comparable operations close to La Arena Coffey Mining believes a gold recovery of 80% and a cyanide consumption of 0.20kg/t is reasonable and this has been used in this Report.

16.6	Copper Sulphide Testwork

A comprehensive testwork programme was initiated as part of the PFS. The programme focused on copper flotation testwork with the aim of establishing the optimum processing route, concentrate grades and metal recoveries. The Primary Average ore type was used as the basis for determining optimal flotation parameters, as it represents approximately 90% of the deposit.

The associated gold recovery to the copper concentrate was also analysed, along with preliminary flotation tail leaching testwork.

The testwork also notes the significant quantity of molybdenum in the La Arena ore, and its subsequent recovery into the copper concentrate, however no further work into its economic extraction was performed as part of this programme. This Report assumes that there is no economic value attributed to the molybdenum.

Phase 2 of the flotation testwork was a repeat of the Phase 1 work conducted on a series of 30 individual variability samples, representing all the major ore types.

16.6.1	Grade Analysis

Phase 1 of the flotation testwork was conducted on three master composite samples. These samples represent the main ore types found in the copper porphyry deposit. The primary ore has been separated into high grade and average grade copper. The secondary or mixed ore is that material which contains a higher degree of secondary copper mineralization. The details of the three composite samples are as shown in Table 16.6.1_1.

Table 16.6.1_1 La Arena Project Samples Grade Analysis
Composite	Porphyry Cu-Au zone	Mineralogy	Au g/t	Cu %	Mo ppm	As ppm
Primary Ore, Average Grade	Primary	cp-py-(chc)	0.319	0.50	66	60
Primary Ore, High Grade	Primary	cp-py-(chc)	0.752	0.92	81	39
Mixed Ore	Secondary	chc-py-(cp)	0.562	0.94	94	129

The design mill feed grade has been set at 0.50% copper, which is appropriate given that the Primary ore represents approximately 90% of the material in the deposit.

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16.6.2	Grind Size Determination

The mineralogical testwork indicated that the copper sulphide and molybdenite mineralization tended to have finer size distributions and grain size than that of the pyrite and non-sulfide gangue mineral groups. This may imply that fine grinding of the ore is required for complete liberation of the valuable minerals from the gangue phases.

A series of flotation sighter tests were conducted over a range of grind sizes from 86µm to 186µm. Based on the kinetic curves and results, the optimum grind size selected was 95µm with a bulk rougher flotation at natural pH and a 10 minute flotation time.

16.6.3	Rougher Flotation and Reagent Selection

A series of rougher flotation tests were conducted on the three ore types in order to establish suitable reagents and flotation time required to produce the optimum grade/recovery curve. Initially two main flotation strategies were investigated:

  Bulk flotation of all sulphide minerals where the rougher recovers all sulphide minerals, and the valuable metals are then separated from pyrite and gangue material in the cleaning stage.

  Selective flotation where the valuable metals are selectively recovered to the rougher concentrate.

The sighter float testwork indicated that the bulk flotation strategy to be the most suitable route, however subsequent cleaner testwork revealed high levels of pyrite and arsenopyrite in the final concentrate. It was decided to adopt the selective flotation approach to reduce pyrite activation in the rougher stages and hence reduce the arsenopyrite levels in the concentrate.

Reagent selection focused on both copper and gold recovery to a rougher concentrate while minimizing reagent usage and cost. A number of different collectors were trialled and a combination of stove oil, pine oil, MIBC and Collector 5100 was finally selected based on the cost effectiveness and metal recovery curves.

In all tests, a significant amount of silicates reported to the rougher concentrate. In an effort to reduce the percentage of floated silicates CMC was trialled; however it failed to depress the silicates and also worsened the filtration characteristics of the rougher tailings.

The flotation response for the primary ore was quite good, with the high grade ore obtaining slightly higher grade concentrate for a given recovery. The copper flotation kinetics of the Mixed ore were much slower and overall recovery fell below the Average Grade and High Grade ore types. The slower kinetics was expected due to the high percentage of secondary copper minerals in the ore.

The flotation response of each ore type is shown in Figure 16.6.3_1.

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16.6.4	Cleaner Flotation and Regrind Testwork

An initial single stage cleaner test was performed on the rougher concentrate and yielded a recovery of 86.2% at a grade of 23.9%Cu. Based on these results, it was concluded that a typical 3-stage cleaning circuit incorporating regrind would produce a saleable copper concentrate with an acceptable overall recovery.

The rougher testwork indicated that the addition of the reagent CMC did not produce the desired silicates depression, and hence a pre-cleaning strategy where the rougher concentrate was floated again for 5 minutes without reagent addition was trialled. The pre-cleaner concentrate was then subjected to regrinding followed by cleaner flotation. This was based on the assumption that the silicates report to the concentrate by means of entrainment rather than flotation. Refloating at a lower pulp density may reduce this entrainment of gangue silicate material. The pre-cleaner trial rejected 4.6% of the mass with moderate copper loss of 2.1%. The sulphur grade of the pre-cleaner tails was 2.68%, thus indicating that the majority of the tailings were silicates. Based on these results, a decision was made to incorporate pre-cleaning into the flowsheet.

The pre-cleaner concentrate will report to a regrind mill prior to the cleaning stage, and a series of tests were performed in order to determine the optimum regrind time and liberation size. After trialing 10min, 15min, 20min and 25min a regrind time of 20min produced the optimal grade/recovery curve, with a liberation size of P80=35µm.

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After establishing the optimum pre-cleaner and regrind conditions, the three ore types were then subjected to a typical three stage cleaning process. The primary high grade and average grade material responded well, with typical concentrate grades consistently between 25% - 30% copper at >80% recovery. As with the rougher testwork, the flotation performance of the Mixed or Secondary was below target, with a concentrate grade of only 12.5% after three stages of cleaning. Several tests were conducted using a blend of primary and secondary ores to asses the impact on flotation performance. The results can be seen in Figure 16.6.4_1.

A mix of 90% primary and 10% secondary produced near identical results to the primary average ore, while a higher proportion 80:20 mix clearly had a negative impact on recovery. Based on this result the blend of mixed ore will be limited to 15% or less of plant feed to achieve the desired grade and recovery. This would appear appropriate given the mixed or secondary ore currently represents approximately 10% of the total ore resource.

16.6.5	Locked Cycle Flotation Testwork

In order to simulate a continuous process with circulating loads in a batch environment locked cycle testwork was performed using the optimum conditions from the previous testwork. The locked cycle testing was used to more accurately simulate actual plant performance and provide realistic results as opposed to batch testing which can tend to produce conservative recoveries.

Two complete locked cycle tests (LCT) were performed on primary average ore, and the results are in Table 16.6.5_1.

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Table 16.6.5_1 La Arena Project Locked Cycle Flotation Test Results
LCT #1
Stream		Assays				Distribution
	Mass %	Cu	Au	Mo	S	Cu	Au	Mo	S
Feed	100	0.50	0.29	0.0073	7.25	100	100	100	100
Concentrate	1.56	28.03	7.13	0.29	34.13	86.19	37.55	61.25	7.29
Tails	98.44	0.07	0.19	0.00	6.83	13.81	62.45	38.75	92.71
LCT #2
Stream		Assays				Distribution
	Mass %	Cu	Au	Mo	S	Cu	Au	Mo	S
Feed	100	0.50	0.33	0.0066	7.11	100	100	100	100
Concentrate	1.50	30.21	9.06	0.18	33.30	89.18	40.91	40.97	7.01
Tails	98.50	0.06	0.20	0.004	6.71	10.82	59.09	59.03	92.99

The results indicate that a concentrate of 28% copper at 88% recovery is readily achievable from the primary average grade ore. Further testwork would be recommended to confirm the results with a blended feed of primary and secondary ore that is more representative of expected mill feed.

Gold recovery to concentrate was between 37.6% and 40.9% which is inline with mineralogical information that indicated that only ~50% of the gold was associated with the sulphide material. Final concentrate analysis was performed and the results are shown in Table 16.6.5_2.

Table 16.6.5_2 La Arena Au-Cu Project Final Concentrate Analysis
Major Elements Assays (%)
Element	Cu	Au	S	Fe	Mo	Zn
Assay (%)	28.00	7.13	33.75	32.00	0.29	0.52

Minor Elements Assays (ppm)
Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co
33	4 350	550	90.5	< 0.08	< 20	760	< 15	44.5
Cr	Hg	K	Li	Mg	Mn	Y	Na	Ni
< 6	2.9	1400	< 5	265	18.5	1.9	180	< 20
P	Pb	Sb	Se	Sn	Te	Ti	Tl	V
44.5	325	200	< 50	< 30	< 100	640	< 30	9

The concentrate can be regarded as a clean concentrate without any major penalty elements.

Molybdenum recovery to the final concentrate ranged between 35% and 60%, although the flowsheet development did not focus on improving molybdenum recovery.

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16.6.6	Variability Testwork

Phase 2 of the testwork involved variability testing of 30 samples taken from across the ore body. The samples include both the primary and secondary ore types. Each sample was tested individually using the optimized flotation process from Phase 1. Several composite samples that were more representative of a blended mill feed were also tested. The average of all 30 results and the composite samples are in Table 16.6.6_1, along with the Phase 1 result for comparison.

Table 16.6.6_1 La Arena Au-Cu Project Variability Testwork Summary
	Cu Grade %	Cu Recovery %	Au Recovery %
Individual Average	21.70	84.20	40.70
Composite Average	20.90	84.76	41.30
Phase 1	29.40	83.00	31.80

The variability results are comparable with phase one testwork with respect to concentrate recovery, however the copper grade is significantly lower. The results for the secondary ore samples was poor, although inline with the Phase 1 results. The gold grade was higher than expected, but this may have been due to the higher mass pull that also contributed to the lower copper grade.

These results suggest that more testwork is required on composite samples that are representative of likely mill feed, to fully assess and confirm the flotation parameters required to achieve the desired concentrate grade.

16.6.7	Flotation Tail Cyanidation

Mineralogical and gold deportment testwork confirm that approximately 50% of the gold is associated with the gangue material, and hence is discarded in the flotation tail. Of the total gold in the feed, 40% is recovered to final concentrate, 30% is rejected in the rougher tail and the remaining 30% discarded in the various cleaning stages, most notably the pre-clean and first cleaning stage tail.

Preliminary leach tests were performed on the different flotation tail streams to evaluate the gold recovery by conventional cyanidation. Several streams were tested individually as well as a combined tail stream. Initial tests indicated that approximately 50% gold recovery could be recovered from the first cleaner tail, although the reagent consumptions were quite high at 3.6kg/t for cyanide and 1.81kg/t for lime. The combined tail test produced a similar recovery, although reagent usage was significantly lower with 1.79kg/t for cyanide and 0.52kg/t for lime. Both leach tests were conducted over 24 hours.

A more comprehensive kinetic test was conducted on the tails obtained from the locked cycle testwork, in order to asses the rate of gold dissolution. The results were similar to those obtained above, with approximately 50% of the gold recovered after 8 hours of leaching. The fast dissolution rate also appeared to be beneficial in terms of reagent usage, with significantly lower consumption compared to the 24 hour tests.

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Table 16.6.7_1 La Arena Project Flotation Tail Cyanidation
Sample ID	Leach Time (hours)	Head Grade (g/t)	Gold Recovery (%)	NaCN (kg/t)	Lime (kg/t)
First cleaner tail	2	0.66	50.1	1.02	1.04
	8	0.66	52.6	1.18	1.29
	24	0.66	48.9	2.20	2.09
Combined tails	8	0.20	52.0	0.40	0.42
	16	0.20	61.7	0.50
	24	0.20	57.5	1.56	0.45

The preliminary testwork indicates that it is possible to recover approximately 50% of the gold rejected to the flotation tail with relatively low reagent and residence time requirements; however this processing option was not included in the PFS. If demonstrated that floatation tail cyanidation is suitable this would produce an overall gold recovery of approximately 60%. It is recommended that this option be investigated further to assess its economic viability.

16.7	Processing Flowsheets

16.7.1	Dump Leach

The dump leach facility was designed to by Vector Engineering of Lima, Peru as part of the feasibility study. The leach pad is planned to be constructed in two (2) phases to reduce initial capital costs. Phase 1 is designed to process the first 9Mt of ore while Phase 2 is designed to contain the balance of the dump leach reserves. Area of the total life of mine pad footprint will be approximately 600,000m² with a maximum height of approximately 85m. The design includes a pregnant leach solution (PLS) pond plus a solution overflow pond. Rainfall diversion facilities are also incorporated into the design.

Phase 1 pad construction will consist of a plastic lined area approximately 440m by 440m (+/-192,000m²), reaching a height of 82m.

Mine haul trucks will directly dump ore onto the leach pad. The pad design was to create multiple modules measuring 150m long by 50m wide and 6m deep containing approximately 75 000t of ore.

The Phase 2 pad will expand the pad foot print in all directions except toward the PLS pond. The total lined area has a footprint of approximately 1,100m by approximately 600m. The Phase 1 design provides an overall negative water balance however as Phase 2 construction proceeds, the surface area of the pad increases and the system water balance becomes positive. This will require discharge and treatment of leach solution for up to 7 months of the year. Options for reducing or eliminating the positive water balance are to install a plastic covering (raincoat) over sections of the pad or increase the size of the overflow pond.

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The pregnant liquor would be pumped from the PLS pond and circulated through five (5) columns in series containing activated carbon. A contact time of 20 minutes has been assumed to be sufficient to achieve a gold extraction of 98%. Gold loading on carbon is expected to reach approximately 3,000ppm at which point it would be sent to the elution plant. The loaded carbon would be acid washed and stripped at 150ºC and 450kPa in a caustic cyanide solution to elute the gold. The barren carbon would then be heated in a 125kg/h kiln at 700ºC for 60 minutes to destroy deleterious organics and inorganics and in turn reactivate the carbon. The reactivated carbon would then be pumped back to the off-line carbon column after being screened so as to remove carbon fines. This circuit would need to be operated for approximately 50 hours per week, on the basis of the carbon balance and expected gold loading.

The eluate solution would then be circulated through two 3.5m³ electrowinning cells where the gold would be plated on stainless steel mesh cathodes. Electrowon gold would be then acid-washed after removal from the cathodes, filtered and smelted in an electric tilting furnace, with an appropriate flux mixture, to produce gold doré bullion bars.

A flowsheet of the dump leaching operation is shown in Figure 16.7.1_1.

16.7.2	Copper Sulphide Plant

The PFS concluded the ore would be trucked to the crusher plant where it would be crushed to 80% minus 200mm using a gyratory crusher, belt-fed and discharged to a stockpile. The mill would be fed by a set of apron feeders located in a concrete reclaim tunnel below the stockpile, discharging onto a conveyor feeding the grinding circuit.

The ore will be ground using a 9.1m (30’) diameter x 3.7m (12’) long SAG mill with a 4,850kW (6,500hp) motor in open circuit and an 5.5m (18’) diameter x 9.8m (32’) long ball mill with a 4,850kW motor in closed circuit. The pulp would be discharged to the SAG mill discharge screen where the oversize would be collected and re-circulated to the SAG mill feed. The screen discharge would be pumped to the classification unit. Classification is done using a set of hydrocylones in closed circuit with the ball mill. The primary grind size target is 80% minus 95µm feeding the flotation circuit at 35% percent solid by weight. The rougher flotation circuit would have 8 flotation tanks in series with a residence time of 20 minutes. The flotation tail is currently planned to be discharged directly to the tailings pond.

The reagents will be added to the flotation circuit at specific points to float the copper and gold. The copper rougher concentrate will be sent to a pre-cleaner stage to remove slime before regrinding and cleaning. The pre-cleaner will have 10 tank cells in series with a 10 minute total residence time. This step is critical to ensure that the copper concentrate grade target can be reached. The pre-cleaner tail is sent with the rougher tail to the tailings pond.

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The pre-cleaner concentrate would go to a 4.3m (14’) diameter x 5.5m (18’) long 1500kW regrind mill where it will be ground to a product size of 80% minus 35µm to increase the copper mineral liberation prior to cleaning stages. The concentrate will be cleaned in a three cleaner stages. The first cleaner will have 10 tank cells in series with a 10 minutes residence time. This first cleaner stage is in open circuit and the tail would be sent with the rougher tail to the final tailings pond. The concentrate from the first six cells would be sent to the second cleaner as the first cleaner concentrate, the concentrate from the last four tank cells would be re- circulated to the first cleaner feed as a first cleaner scavenger concentrate. The cleaner two and three would be in a closed circuit mode. The cleaner two would have 8 x 5m³ cells in series with a residence time of 5 minutes. The third cleaner would have 6 x 3m³ cells and also with a residence time of 5 minutes. The final concentrate would be sent to a 15.2m (50’) diameter x 3.7m (12’) high thickener where the pulp density will be increased to 55% solids prior to be stored in two parallel slurry storage tanks.

The final concentrate will be filtered and conveyed and discharged in a storage shed. The dry concentrate would be loaded with a front end loader and trucked to the coast where it would be stored in a shed prior to being be shipped overseas to a smelter.

A flowsheet of the flotation and milling plant is shown in Figure 16.7.2_1.

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Figure 16.7.1_1
Dump Leach Flowsheet

LA ARENA PROJECT
Leaching Circuit
Preliminary Processing Flowsheet
Run-of-Mine Ore
Sludge from Clarification Pond
Heap Leach Pad
Cyanide
Cyanide
Pregnant Leach Solution Pond
Intermediate Solution Pond
Excess Solution Pond
Barren Solution Tank
Clarification Pond
Effluent Treatment Plant
Safety Carbon Columns
Effluent to Environment
To Carbon Stripping
New/Regenerated Carbon
Barren Solution
Acid Wash Solution
Acid Wash Vessel
Carbon
Dual Filters
To Sump
To Sump
Heat Exchanger
Loaded Strip Solution Tank
Carbon Strip Vessels
Mercury Retort Furnace
Electrowinning Cells (2X)
Cyanide
Caustic
Barren Strip Solution Tank
Flux
Slag
Induction Furnace
Carbon Columns
Loaded Carbon
NaOH
Neutralization Tank
Heater
Carbon Fines
Wash Screen
Carbon Fines Recovery
Bags
To Smelter
Fines Tank
Stripped Carbon Tank
Jaw Crusher
Slag Matrix Table
Slag to Pad
Regenerated Carbon
Classification Screen
Quench Tank
Kiln
Gold Bar

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Figure 16.7.2_1
Copper Circuit Flowsheet

LA ARENA PROJECT
Copper Circuit
Preliminary Mill Flowsheet
Ore From Pits
Gyratory Crusher
Stacker
Crushed Ore Pile
1,050 tph
Heating Oil
Pine Oil
Lime
SAG Mill
SAG Mill
Discharge Pump Box
Classification
Ball Mill
Frother &
Collector
Rougher (8 x 100 m³ tank cells)
Air
Lime
Pre-cleaner (10 x 10 m³ tank cells)
Collector
Frother
Air
Cleaner-Scavenger #1
(4 x 10 m³ tank cells)
Cleaner #1
(6 x 10 m³ tank cells)
Lime
Air
Cleaner #2 (8 x 5 m³)
Frother
Air
Cleaner #3 (6 x 3 m³)
Regrind Mill
Lime
Heating Oil
Flocculant
First Stage
Thickening
Flocculant
Final Stage
Thickening
To Tailings Pond
Flocculant
Lime
Thickener
Process
Water
Tank
To Process
Concentrate
Slurry Storage
Tanks (2)
Filter Press
Filtrate to SAG Mill
Concentrate Storage
Shipping to Smelter

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17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Mineral Resource Estimates

17.1.1	Introduction

The Mineral Resource for the La Arena deposit was estimated by Iamgold in November 2006 for the prefeasibility study and updated in February 2007 for the oxide heap leach scoping study. Iamgold estimated the gold, copper, molybdenum and silver resources using Ordinary Kriging.

Coffey Mining reviewed the Iamgold prefeasibility and scoping study reports and digital data such as databases, wireframes, composite data and block models. Domain interpretation, grade estimation and resource classification were investigated in detail.

Coffey Mining does not support the Measured classification of the 2007 (and 2006) resource completed by Iamgold because of the limitations on accuracy posed by the drillhole spacing of 50 to 65m. Following detailed review and validation, Coffey Mining adopted the latest grade estimate by Iamgold but reclassified the Measured category to Indicated.

Using the same resources block model the Mineral Resource was revised in 2010 based on updated metal prices and pit optimization parameters.

17.1.2	Database Development

Coffey Mining has been provided with the digital databases, topography, geological and mineralization wireframes, oxidation surfaces, flagged 5m composite data, a block model download, and cross-sections, and based its review and validation on these sources.

Coffey Mining inspected five holes against geological logging and Au and Cu assays. A reasonable correlation was seen between lithology, logging and assays. No major data issues were identified. The data were found to be internally consistent with appropriate coding of data types and mineralization domains.

17.1.3	Geological Modelling

Mineralization constraints are based on geological features in diamond core and trench mapping. Based on lithological and oxidation characteristics, the interpretation attempts to separate domains as listed in Table 17.1.3_1.

The geological interpretation utilizes both 25m spaced E-W cross sections and 6m or 24m spaced level plans. A combined lithology-oxidation code number was assigned by adding the code numbers (for example 150 for brecciated sandstone in the Cu poor oxide zone).

Coffey Mining reviewed the lithology and oxidation wireframes and surfaces in 3D, using Surpac software, and concludes that the interpretation is reasonable, whilst noting the limitations on accuracy posed by the rather wide drillhole spacing of 50 to 65m. Infill drilling, to for instance 25 to 30m spacing, is likely to result in local revisions of the interpreted zones and move indicated resource into measured resource.

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Table 17.1.3_1 La Arena Au-Cu Project Lithology and Oxidation Zones
Lithology			Oxidation
Description	Code	Number	Description	Code	Number
Quaternary	QL	7	Cu poor oxides (< 300ppm Cu)	OXI	100
Andesitic dyke	IHA	2	Cu rich oxides	OXR	200
Post-mineral dyke	IHFL	3	Secondary (supergene)	SP	300
Intrusive breccia	IHFEB	40	Primary (hypogene)	HY	400
Siltstone	SS	12
Early mineral porphyry	IHFQM	30
Late mineral porphyry	IHFQI	20
Pre-mineral porphyry	IHFE	10
Shale-limestone	SHSLS	11
Diorite	IHO	6
Sandstone	SD_CLIP	70
Brecciated sandstone	SDB	50
Fractured sandstone	SDCR	60

Typical E-W cross sections are shown for Calaorco Breccia (Figure 17.1.3_1) and South Porphyry (Figure 17.1.3_2), showing Au and Cu drillhole grades, respectively. The brecciated and fractured sandstone units are hosts to most of the gold mineralization, followed closely by the intrusive breccia. In terms of copper mineralization, the non-oxidized early mineral porphyry is the major host with the late mineral porphyry playing a minor role.

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17.1.4	Grade Estimation

Au and Cu high-grade cuts were applied on the samples on the basis of log probability plots. Generally no cut was applied or only one or two samples were cut in most cases, resulting in modest reductions in mean grades. Coffey Mining reviewed the application of high-grade cuts and found the approach followed by Iamgold to be reasonable. No cuts were applied for Mo.

Iamgold composited the drillhole data, i.e. the cut sample grades, to regular downhole lengths of 5m and assigned a code number according to the prevalent lithology and oxidation. Samples lengths vary from 0.35m to 8m and average 2m.

Relative nuggets modelled by Iamgold for combined zones are moderate, i.e. 20 to 25% for Au and 20 to 30% for Cu in the Sandstones, North Porphyry and South Porphyry. Directional variogram ranges for the combined zones are of the order of 50m to 175m. Coffey Mining considers that the variogram models adopted by Iamgold are reasonable for the styles of mineralization occurring at La Arena.

The block model has a parent cell size of 10m in northing, 5m in easting and 6m in elevation. The resolution for volume modelling is the same as the parent cell size. Lithology and oxidation codes were assigned to the blocks based on prevalence. Coffey Mining considers that this approach is adequate given the current data spacing; however, sub-celling for volume modelling should be considered for future models incorporating closer spaced data from infill drilling, pre-production drilling and grade control drilling.

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As the nominal drillhole spacing is 50m to 65m, Coffey Mining’s opinion is that a panel size of 10m N-S by 5m E-W is small for reporting above a cutoff from an estimate by Ordinary Kriging (OK). Coffey Mining considers that a panel size of 20m by 10m would have been more appropriate for the purpose of mining selectivity. The implication of the small panel size relative to the drill spacing is that the model is likely to indicate a higher degree of selectivity than is actually achievable when mining. In order to replicate expected mining recovery on a selective mining unit (SMU) scale, it is recommended to use a non-linear estimator approach, such as Uniform Conditioning (UC) or Multiple Indicator Kriging (MIK).

Au, Cu, Ag and Mo grades were estimated by OK in two estimation passes with a two-fold increase in maximum search distances. Basically the two searches are intended to differentiate between higher confidence blocks (100 x 100 x 50m search) and lower confidence blocks (200 x 200 x 100m search). A minimum of 3 composites was used for the first pass and a minimum of 2 composites for the second pass. A maximum of 12 composites and maximum per hole of 2 composites was used for both passes.

Trench results were not used for grade estimation but were considered for resource classification. The estimation used a combination of hard and soft boundaries, which appears to be appropriate.

Neighbourhood testing to select the interpolation parameters is not documented by Iamgold. The aim of kriging neighbourhood tests is to quantify the effect of the search on the estimation and thereby avoid errors or bias. Four main criteria (estimation variance, regression slope, weight of the mean and kriging weights) can be used to optimize the search neighbourhood. Coffey Mining has not performed neighbourhood testing, but considers that the search parameters used by Iamgold are reasonable given the nugget effect and spatial continuity as modelled by the variograms.

In conclusion, the modelling approach and the search parameters used to interpolate the various domains are reasonable.

Three-dimensional representations of the block model Au and Cu grades are presented in Figure 17.1.4_1.

17.1.5	Resource Classification

Iamgold classified the resource as Measured, Indicated and Inferred on the basis of kriging variance and interpolation pass. The majority (77%) was classified as Indicated (Figure 17.1.5_1). The remaining portions were classified as Measured (16%) and Inferred (7%).

Coffey Mining agrees with the Indicated classification of the majority of the deposit and the Inferred classification for the deeper and peripheral areas, but disagrees with the Measured classification of small areas in the immediate vicinity of drillholes is optimistic. Cylinders of Measured blocks around individual drillholes do not constitute well established confidence in geological and grade continuity. Coffey Mining reclassified these areas to the Indicated category.

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Figure 17.1.4_1
Block Model Au (top) and Cu (bottom) Grades in 3D (looking NW)

1.50 -> 9999.00
1.00 -> 1.50
0.80 -> 1.00
0.60 -> 0.80
0.40 -> 0.60
0.20 -> 0.40
0.00 -> 0.20
Undefined
Z
Y
X

Blocks coloured by Au grade (g/t)

>= 20000 & < 999
>= 10000 & < 200
>= 5000 & < 1000
>= 2000 & < 5000
>= 1000 & < 2000
>= 300 & < 1000
>= 0 & < 300
Default
Drillhole styles
Z
Y
X

Block coloured by Cu grade (ppm)

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The drillhole spacing is largely 50m to 65m and uncertainty remains about the local geological and grade continuity. Infill drilling is required before progressing to definitive feasibility studies and mining. The deeper and peripheral areas are sparsely drilled and require infill drilling if they have potential to be converted to Reserves.

17.1.6	Tonnage Factor

As discussed in Section 14.6, bulk density information was obtained from various sources: nearby projects (in the case of quaternary alluvium), 2005 and 2006 in-house surveys using the water-immersion method with wax and theoretical values taken from various publications.

The estimated density for each mineralized unit and are presented in Table 17.1.6_1.

17.1.7	Mineral Resource

The Mineral Resource for the La Arena is given in Table 17.1.7_1. Resources are confined within an optimum undiscounted cashflow pit shell based on US$1.050/oz Au and US$12/oz Ag for copper-poor mineralization largely in oxide sandstone (Cu < 300ppm) and a shell based on US$3.00/lb Cu and US$1,050/oz Au for copper-rich mineralization largely in primary and secondary porphyry. These metal prices, although current in July 2010, are higher than the more conservative prices used for Mineral Reserves estimation and put a suitable economic constraint to the Resource.

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Table 17.1.6_1 La Arena Au-Cu Project Bulk Density
Geological Unit			Weathering								Reference
Rock Code	Description		OXI (Cu-poor ox)		OXR (Cu-rich ox)		SP (supergene)		HY (hypogene)
			Code	B.D.	Code	B.D.	Code	B.D.	Code	B.D.
7	QL	Quaternary	7	1.80	7	1.80	7	1.80	7	1.80	Nearby project
2	IHA	Andesitic dyke	102	2.70	202	2.70	302	2.70	402	2.70	Theoretical
3	IHFL	Post-mineral dyke	103	2.23	203	2.23	303	2.30	403	2.30	Theoretical
40	IHFEB	Intrusive breccia	140	2.32	240	2.32	340	2.49	440	2.49	2005 survey
12	SS	Siltstone	112	2.39	212	2.39	312	2.50	412	2.50	2005 survey
50	SDB	Brecciated sandstone	150	2.46	250	2.46	350	2.59	450	2.59	2005 survey
60	SDCR	Fractured sandstone	160	2.52	260	2.52	360	2.58	460	2.58	2005 survey
30	IHFQM	Early mineral porphyry	130	2.24	230	2.24	330	2.61	430	2.61	2006 survey
20	IHFQI	Late mineral porphyry	120	2.24	220	2.24	320	2.50	420	2.50	2006 survey
10	IHFE	Pre-mineral porphyry	110	2.23	210	2.23	310	2.30	410	2.30	2006 survey
11	SHSLS	Shale-limestone	111	2.50	211	2.50	311	2.50	411	2.50	Theoretical
6	IHO	Diorite	106	3.00	206	3.00	306	3.00	406	3.00	Theoretical
70	SD	Sandstone	170	2.56	270	2.56	370	2.61	470	2.61	2005 survey

Table 17.1.7_1 La Arena Au-Cu Project Mineral Resource (July 31st 2010)
Material	Cuttoff	Category	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Au (‘000 oz)	Cu (‘Mlb)	Ag (‘000 oz)
Oxide	0.11g/t Au	Indicated	79.6	0.41	0.01	0.08	1,050		172
		Inferred	9.2	0.19	0.01	0.29	57		66
Secondary & Primary	0.1% Cu	Indicated	225	0.27	0.35		1,932	1,722
		Inferred	178	0.21	0.30		1,216	1,171

The average molybdenum grade is of the order of 40ppm. Although not included in the resources, recovery of Mo presents an economic opportunity of interest.

The estimation and classification of the resources by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The resource classification is also consistent with and in accordance with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004.

The reporting of resource classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical, the notable difference being the requirement to report Inferred Mineral Resources separate from the totalled Measured and Indicated Mineral Resources under NI 43-101.

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Doug Corley is a professional resource geologist with 16 years experience in resource and mining geology, assumes responsibility for the resource estimate for the La Arena deposit. Mr Corley is a member of the Australian Institute of Geoscientists (MAIG) and has the appropriate relevant qualifications, experience and independence as defined in the Australasian VALMIN and JORC codes and a Qualified Person as defined in Canadian National Instrument 43-101. Mr Corley is currently employed as an Associate Resource Geologist with the firm of Coffey Mining Pty Ltd.

17.1.8	Comparative Estimates

No comparative estimates have been made available by Iamgold, nor have any been completed by Coffey Mining.

17.2	Mineral Reserve

All key inputs for both the recent gold oxide feasibility study work and the previous Iamgold PFS work have been reviewed by Coffey Mining and a pit optimisation using updated parameters undertaken using Whittle software by Coffey Mining. The explanations on the parameters and the changes made are discussed in other sections of this report and the key input parameters used are shown in Table 17.2_1.

Table 17.2_1 La Arena Project Coffey Mining Pit Optimisation Economic Parameters
Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and waste	$1.74 ore and waste
($/t mined)	Porphyry	$1.82 ore and waste	$1.82 ore and waste*
Processing Cost ($/t Ore)		$1.55	$4.77
G & A Cost		$0.72**	$0.95
Mill Recovery	Au	80%	40%
	Cu	0%	88%
Slope Angles		38º and 45º
Royalty		1.7%
* Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
** Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The mineral reserves have been estimated using the following cutoff grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

The Mineral Reserve, based on the Indicated Resource only, is summarized in Table 17.2_2.

All Inferred Resource was treated as waste.

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Table 17.2_2 La Arena Project Rio Alto Mineral Reserve (31 July 2010)
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0.30	0.20	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
Total Shell	15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3	0.29	1,748,000	0.38	1,574,000
*Rounded numbers may not sum exactly.
Note: Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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The estimation and classification of the mineral reserves by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

Linton John Kirk, who is a fellow of the Australasian Institute of Mining and Metallurgy and has more than 30 years relevant mining experience, assumes responsibility for the reserve estimate for the La Arena deposit. Linton Kirk is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively. Linton Kirk is the Chief Mining Engineer for Coffey Mining.

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18	OTHER RELEVANT DATA AND INFORMATION

“Additional Requirements For Technical Reports On Development Properties And Production Properties” is incorporated into this Section.

The gold oxide dump leach is at Feasibility level and the sulphide project is at a pre-feasibility study level, as defined by National Instrument 43-101, although some aspects of the sulphide work to date is to a lower level, such as the tailings storage. Most of the following is based on the feasibility and development planning for the gold oxide dump leach and the November 2006 PFS and subsequent work that has been reviewed and updated or that remains current for the sulphide project.

18.1	Mining

Rio Alto propose to proceed with a staged approach to the project, commencing mining and processing for the gold ore dump leach and once this is operational expand the project by mining and processing the copper ore.

Quotations for contract mining of the gold oxides were received in September and October 2009, evaluated and negotiations held during the remainder of 2009. GyM STRACON was selected as the preferred mining contractor and subsequent detailed negotiations have resulted in an alliance type contract being agreed with Rio Alto.

Mining is proposed to be by conventional shovel and dump truck methods and to be similar to other relevant operations in Peru.

Mining is planned to be on a two 12 hour shift 7 day per week basis.

For the sulphide project the Iamgold November 2006 PFS remains the base case but this will be fully reviewed as part of the planned sulphide feasibility study.

18.1.1	Drill and Blast

For the gold oxides all material has been allowed to be drilled and blasted. Production drills will also be set up with RC capability for grade control requirements.

Drilling parameters shall be as follows:

Hole Diameter	171mm (6.75”)
Hole Depth	Bench height 6m plus additional subdrill as required
Pattern	Expected to be 5m x 6m in waste and 4m x 5m in ore zones

A smaller drill will be utilized for drilling pre-split, drainage holes and oversize material.

Blasting operations shall be undertaken by GyM STRACON utilizing a specialist subcontractor who will provide a complete “down-the-hole” service and also be responsible for supplying the necessary explosive magazine facilities.

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GyM STRACON has conservatively assumed average powder factors of 0.26kg/t for waste and 0.40kg/t for ore.

For the sulphide project, the preliminary geotechnical investigation determined that the rock mass is altered to varying degrees. The alteration indicated that not all material would require blasting. It was assumed for the PFS that 90% of the ore would require blasting and 92% of the waste. The entire rock mass will require drilling for grade control purposes. It is expected that most blast holes will have some groundwater present. The proposed explosive is a 50:50 ANFO/Emulsion blend. The variability of rock strength will vary the powder factor throughout the pit. The forecast average powder factor is 0.22kg of explosives per tonne of rock. It is proposed to use non-electric initiation for blasts.

Iamgold assumed “drilling will be executed using rotary blast hole drills with a hole diameter of 171mm. The drilling pattern will be 5.6m x 5.6m. Hole drilling will be 6m deep and sub-drilling will be 1.0m deep in the porphyry material and 1.8m deep in the oxide material. Control on the final walls will be executed with smaller drillholes.”

Although this approach appears to be working adequately at the nearby La Virgen mine Coffey is concerned that this drill diameter, pattern and bench height might result in a suboptimal distribution of explosives. Considering drilling smaller diameter holes (say 140mm, with a commensurate closer pattern and better distribution of explosives, should improve fragmentation and hence leach recovery) and should be trialled if necessary.

Evaluation of increasing the bench height should also be done for the copper orebody and associated waste as part of the FS.

18.1.2	Load and Haul

As part of the mining contract tender process for the gold oxides project a productivity and cost analysis of several fleet options was completed by GyM STRACON, including consideration and incorporation of other criteria.

It has been concluded that two - three load plus haul fleets are required at the Project. Initial mining activities shall be undertaken with equipment utilized for the construction phase, including one 65t excavator. As the pits are developed and production requirements ramp up, larger equipment consisting of 1 x 170t hydraulic front shovel and 95t payload capacity trucks shall be mobilized. At the end of 2011 a second 170t hydraulic front shovel will be mobilized. A total of 14 x 95t trucks is expected to be required during the oxide gold Project.

Transport of ore to the leach pad will start with approximately 2,300 bcm (5,600t) per day ramping up to an average of 7,500 bcm per day (18,400t) in year 1. In year 2 ore production will increase to around 10,000bcm/day to the pad. The ore will be dumped in 8m lifts.

Load and haul equipment will be supported by track dozers a wheel dozer and motor graders. Additional ancillary equipment will be utilized as required.

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Haul roads will be constructed with a minimum running surface width of 20m, for two-way traffic.

The sulphide project PFS included selection of the mining fleet by Independent Mining Consultants of Tucson Arizona (IMC). The load and haul fleet was selected to achieve close to 120kt per day production. Loading operations were to be carried out using a fleet of up to eight (8) Front End Loaders (FEL’s). The FEL’s were to have a bucket capacity of 11.9m³. The FEL’s would load a fleet of up to 28 x 91t capacity haul trucks. The number of haul trucks was based on an average haul distance. Engineering and cost estimates were done by Cambior personnel based on their experience and knowledge of comparable operations and on mining activities in Peru.

Later studies proposed to mine the oxide material using a conventional 180t hydraulic face shovel and the same 91-95t capacity truck fleet.

The selection of the shovel/truck fleet was based on the higher productivities from shovels and difficulties being experienced in sourcing large FEL tyres and this fleet is endorsed by Coffey Mining and has been assumed for this report.

Waste dumps for both gold oxide and sulphide projects shall be constructed in such a manner so as to allow the redirection of any surface water run-off and prevent the pooling of any standing water on the dump surface. Any potential acid generating material shall be encapsulated in a controlled manner in a designated area within the dumps.

The sulphides project load/haul fleet will also be supported by ancillary equipment including dozers, graders, water trucks and service trucks. The ancillary equipment will be used to construct and maintain roads, stockpiles and waste dumps.

18.1.3	Grade Control

For the gold oxide project an initial RC grade control programme has been planned. The RC drill spacing will be 25m x 25m, and angled at 60 degrees towards the west. This spacing reflects the size, shape, and attitude of the expected ore zones, the expected grade and geological variability, and takes into account the current resource drill spacing which is approximately 50m x 50m. The use of RC grade control has a number of geological and mine planning advantages.

For the sulphide PFS it was proposed that a representative sample of the drill cuttings produced from blast holes be used for grade determination. The samples will be analysed in the on-site laboratory designated for this purpose. The collection of blast hole samples is likely to produce biased samples if the fine component of the sample is not adequately collected, which is a common problem with most blast hole sampling systems.

In areas where blasting is not required grade control sampling will still be required. It is also expected that some areas, such as sharp or material type sharp boundaries or areas of high presence of groundwater, may not be suitable for sampling from blasthole drilling but work on this has yet to be done.

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No meaningful work on estimating mining dilution or ore loss in mining has been done yet and needs to be investigated as part of the future sulphide project feasibility study work. For purposes of mineral reserve estimation for all ore types Coffey Mining has assumed that 2% of the ore would be lost.

18.1.4	Other Mining Activities

For the sulphide project it is assumed that the mining department will direct dump or rehandle ore into the mill crusher at all times. There will be a need to rehandle some ore when mining is at a different rate to crushing, meaning some ore will be stockpiled if mining is faster than the crushing rate or it will be reclaimed from stockpile when mining is less than the crushing rate. Also there are always some times when there is no ore mining at all and other times when there is no crushing, such as crusher downtime. It is also clear in the PFS that secondary ore will need to be stockpiled when it is more than 15% of mill feed from the pit, and later on this material will be reclaimed. In the PFS this is 2.7Mt of material. Coffey Mining has assumed that 30% of all mill feed ore will have to be rehandled.

The La Arena project is planned to work also at night. Portable lighting towers will be required where there is a lack permanent lighting. Permanent lighting will be installed close to main power supplies such as at the crusher feed and road intersections adjacent to the crusher pad.

18.2	Geotechnical Input

18.2.1	Gold Oxide Pit

Ausenco Vector completed a detailed geotechnical field work and analysis program in 2009 for the expected gold oxide pit area. This included outcrop mapping, drilling of 9 orientated core geotechnical holes, logging and analysis of the results. Seven of these holes were drilled in Calaorco pit area and two in the Ethel pit area, a total length of 1,250m.

This program also included re-logging of 69 diamond drillholes from previous drilling, for a total length of 7,796m.

Laboratory tests were performed at the National Engineering University and included 17 point load tests, 10 unconfined compression strength (UCS) measurements, 10 triaxial compression tests and 9 direct shear tests.

It was concluded that the quartzite rock is high hardness, quartz sandstone varies from low to high hardness and andesite porphyry in general has a low hardness due to alteration. The resulting values of UCS are in range from 55 to 209MPa for the quartzite and quartz sandstone, and between 3 and 29MPa for andesitic porphyry.

The pit areas were zoned according to the direction of dip slope and divided into sub-sectors differentiated by lithology (sandstone, quartzite, porphyry and breccia) and rock quality designation (RQD) high or low. The maximum batter slope angle varies from 58.0° to 66.1°, and inter-ramp angles from 37.8 degrees to 48.9 degrees.

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The above geotechnical work was then simplified to suit a more practical open pit design and pit operation and the maximum overall slopes were agreed to be 38° in the weaker zones and 45°in the stronger areas.

18.2.2	Sulphide Pit

The sulphide pit slope angles have been determined on a preliminary basis as part of the PFS to allow for an initial pit design. The work was completed for Cambior by DCR Ingerios S.R. Ltda (DCRI) of Lima Peru and Golder Associates of Mississauga, Ontario Canada. The calculation of wall angles was based on the geotechnical mapping of the exploration drilling. Little information has been gathered outside the ore structure. Rock samples were tested for unconfined compressive strength, uniaxial compressive strength, rock densities and tilt table tests.

The influence of groundwater on pit stability was studied although only very preliminary work has been completed on determining the presence and effects of groundwater on mining operations. A reasonably simplistic and possibly optimistic approach has been made to date with “the stability analysis assumes a Category 2 water table where Category 1 is dry and Category 5 is completely saturated”.

There is a statutory requirement in Peru to provide for pseudo static conditions created by seismic events when designing open pit slopes. A figure of 0.12g was adopted for the slope designs.

The pit slope and mine design parameters used for the sulphide pit porphyry areas are as included in Tables 18.2.2_1.

Table 18.2.2_1 La Arena Project Porphyry Open Pit Wall Angles
Section	1	2W	2E	3	4	5W	5E	6	7
Final Bench Height	165	200	170	135	310	490	350	310	300
Final Slope Angle	45	30	45	45	38	35	43	40	43
Inter-ramp Height	120	120	120	120	120	120	120	120	120
Inter-ramp Bench Width (m)	20	20	20	20	20	20	20	20	20
Inter-ramp Slope (deg)	50	33	50	50	42	38	48	44	48
Bench Characteristics
Bench Height (m)	6	6	6	6	6	6	6	6	6
Berm Width (m)	2.5	2.5	2.5	2.5	3	3	3	3	3
Number of Benches	20	20	20	20	20	20	20	20	20
Bench Slope (deg)	67	41	67	67	58	53	68	62	68

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18.3	Hydrogeology and Hydrology Input

The hydrogeological and hydrological study for La Arena has been completed at pre-feasibility level by Ausenco Vector which establishes the hydrogeological model on surface, sub-surface and groundwater.

18.3.1	Hydrogeology

The hydrogeology work completed to date includes:

  The numerical model was used to respond to EIA observations and to determine the location of production water supply wells. The well drilling program will start in November, 2010.

  The study was done base on the results from six (6) RC and 13 diamond drillholes, where 16 piezometers were installed to obtain data. Permeability and recovery tests have been performed.

  Results from the study show relatively good water quality on surface and underground, with low concentration of solids in suspension and metal contents under the maximum permitted limit. Water quality is also above standard in most samples studied, except for some specific points on surface and underground with a slight presence of Al, Fe, Cu and Zn.
  Water depths were measured from 0.65m and up to 221.30m in higher topographic areas, where groundwater recharge is around 18% (0.58mm/d) naturally, and permeability varies, with no apparent correlation between permeability and lithology.

  The study concludes that the Calaorco Pit will not intercept any material quantities of groundwater and that the Ethel Pit would only do so if deepened, and the average discharge is expected to be between 1.6 and 2.3L/s, mainly from the pit walls.

  The study also concludes that the gold oxide project’s demand, given its location and component capacities (mainly the overflow and the freshwater supply ponds) can be supplied by the current water sources without significantly affecting the environment. In a worse-case scenario (summer and dry season) the project will need to pump water from the Yamobamba river, just for Phase 1, of the order of 0.44% of the river’s volume during the dry season. After that the Project will operate under a closed circuit through the ponds.

  The demand for domestic and laboratory water is very low, around 1.63L/s, and will be supplied by the southern well (minimum capacity of 2L/s), which already has extraction permission approved by the local water authority (ALA-Huamachuco.

  The hydrological study will be updated when the drilling is completed and the charge and production tests are conducted on the wells.

For the sulphide PFS the groundwater conditions were estimated using the data from existing piezometers. Water was found in some of the boreholes both in breccias and porphyries. Hydrogeological studies and observation indicate that breccias are more permeable than porphyries. During mining, surface runoff water may filter into the pit walls, adversely affecting their stability. It will be necessary to drain this water out of the pit.

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18.3.2	Hydrology

The project area is confined within the Sanagorán River, Santa River and Chicama River basins. The Sanagorán Basin is located on the eastern side of the Andes divide (Atlantic basin) and the Santa and Chicama river basins are located on the western side (Pacific basin). The Sanagorán River is part of the Marañon River basin that flows in a north-westerly direction into the Marañon River; a tributary of the Amazon River.

Data from adjacent river systems has been used to approximate river flows. The current mine plan indicated that La Arena Project will be largely located within the Chichircucho (or Sanagorán) sub-basin and a small area of the La Arena Project within the Yamobamba sub-basin. Drainage from the mining and treatment operations may affect these streams if not controlled.

Table 18.3.2_1 La Arena Project Predicted Stream Flows
Sub-Basin	Area (Km²)	Avg Annual Flow (m³/s) (Q=0.0691*AREA0.7037 )
Chichircucho	23.59	0.64
Yamobamba	195.22	2.83

There is a lack of historic meteorologic data for the La Arena site. Three weather stations were used to approximate data for the La Arena project. The stations include La Arena, Huamachuco station and the station located at Cajabamba. The information from the meteorological station at La Arena showed a slightly positive 5-10cm of precipitation on a yearly basis. But, for the months of May, June, July and August, the evaporation is higher than the precipitation. A storm event of 83mm in 24 hours recorded at the nearby Cajabamba station was used to calculate a conceptual probable maximum precipitation event (PMP). For most of the year, precipitation generally exceeds evaporation. However, in the dry period of May through to September will show a water deficit. Since no evaporation data was available at the Huamachuco station; the evaporation data came from a weather station located at Cajabamba. This station is at a lower elevation (2,500m above sea level) and is located to the north of the La Arena Project.

Table 18.3_2 La Arena Project Rainfall and Evaporation data for Cajabamba Station
Cajabamba Station	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Precipitation (mm)	124	129	104	93	26	10	8	10	36	93	107	111	851
Evaporation (mm)	73	50	59	58	78	91	108	119	101	88	98	80	1,003

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18.4	Pit Optimisation

Coffey Mining carried out Whittle pit optimisations on the combined (Au and Cu) resource model. The base case input parameters used are as shown in Table 17.2_1 and as repeated in Table 18.4_1.

Table 18.4_1 La Arena Project Pit Optimisation Parameters
Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and waste	$1.74 ore and waste
($/t mined)	Porphyry	$1.82 ore and waste	$1.82 ore and waste*
Processing Cost ($/t Ore)		$1.55	$4.77
G & A Cost		$0.72**	$0.95
Mill Recovery	Au	80%	40%
	Cu	0%	88%
Slope Angles		38º and 45º
Royalty		1.7%
* Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.

** Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

Rio Alto also completed pit optimisation work and this compared very closely to that done by Coffey Mining.

Seven different optimisation runs were done, as shown in Table 18.4.2_2, for the reasons included. The Mineral Resources were based on the Indicated and Inferred Resources (there are no Measured Resources) contained within the optimum undiscounted cashflow shell from Run 4. The Mineral Reserves were calculated within the optimum average discounted cashflow shell from the base case Run 1 although for oxide gold reserves a larger shell section was selected by Rio Alto for the pit design which resulted in a slightly lower overall discounted cashflow but higher tonnes of ore.

Table 18.4.2_2 La Arena Project Pit Optimisations Summary
Run	Au Price/oz	Cu Price/lb	Resources	Costs	Dump Rate	Reason
1	950	2.30	Indicated	Base case	8.6Mtpa	Reserves
2	950	2.30	Indicated	Less $0.45/t dump	8.6Mtpa	Dump sensitivity
3	950	2.30	Indicated	Plus 10% mining cost	8.6Mtpa	Mining cost sensitivity
4	1050	3.00	Ind + Inferred	Base Case	8.6Mtpa	Resources
5	950	2.30	Ind + Inferred	Base Case	8.6Mtpa	Effect of Inferred
6	1050	3.00	Ind + Inferred	Base Case	8.6Mtpa	Max footprint
7	950	2.30	Indicated	Base Case	8.6Mtpa	No mill, dump only

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The conclusions from the different optimisations are:

Run 2:	The dump leach reserves were not sensitive to a lower operating cost.

Run 3:	The reserves and NPV were not very sensitive to increased mining costs, same pit base.

Run 5:	The effect of including Inferred Resources is not permitted under NI43-101 but is a guide to what additional exploration may yield. The results showed a significant increase in material for the dump leach and for mill feed for the optimum undiscounted shell but the average discounted NPV was lower than the base case.

Run 6:	This run included Inferred Resources plus higher metal prices and resulted in a significant increase in material inventory. The aim of this run is to identify possible future pit limits so that major infrastructure is not built within this footprint.

Run 7:	The dump leach only (no mill) resulted in a similar amount of oxide reserves but a much lower NPV (only about $180M compared to Run 1 of over $680M).

Note all optimisations do not make any allowance for capital expenditure.

18.5	Mine Design

A detailed pit design has been completed for the gold oxide pit. Detailed designs for three waste dumps have also been completed as part of the gold oxide feasibility study.

No new work has been done on sulphide pit mine design since the November 2006 PFS although the Whittle optimisation work recently carried out by Coffey Mining generally supports the PFS pit design, albeit the new shell is deeper.

18.5.1	Gold Oxide Pit Design

The gold oxide pit design was done by Minera Ingeniera y Construccion S.A.C. and reviewed by Coffey Mining. The pit design is shown in Figure 18.5.1_1.

18.5.2	Sulphide Pit Shell

The November 2006 open pit design work was completed by IMC. The design was based on the optimisation work also conducted by IMC at a gold price of $550/oz. The wall angle parameters supplied by DCRI and Golder were adopted for the design.

The haul road was designed to match the selected Caterpillar 777 haul trucks proposed for the project. The haul ramp is designed to be 25m wide and at a grade of 10%.

Due to the significant change in input parameters since 2006, especially metal prices, the optimisation of all Indicated Resources resulted in a deeper and larger pit shell than the 2006 pit design (previous pit design base was 3034mRL and effectively pit shell base is about 50m deeper. The pit shell used for Reserves estimation is shown in Figure 18.5.2_1 in conjunction with the gold oxide pit design. A detailed pit design will be completed as part of the upcoming sulphides project feasibility study.

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B15000
B16000
B17000
9128000
9127000
9126000
9125000
WASTE DUMP N° 1
EXPLOSIVES MAGAZINE
LIME STORAGE
PLANT SITE
PONDS
PHASE 1 LEACH PAD
PHASE 2 LEACH PAD
ETHEL PIT
TOPSOIL DUMP
ACCOMMODATION
OFFICES
HUAMACHUCO
WASTE DUMP N° 2
MAINTENANCE WORKSHOP AND WAREHOUSE
SULPHIDE PIT SHELL LIMIT
CALAORCO PIT
TOPSOIL DUMP
WASTE DUMP N° 3
0
500
METRES
TRUJILLO

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18.5.3	Waste Dump Designs

Three waste dumps have been designed for the gold oxide project, as shown in Figure 18.5.1_1. Dumps 1 and 2 will be established initially and dump 3 during the second year of mining operations. It is planned that waste dumps 1 and 2 will contain non potentially-acid-forming (PAF) waste material and that the base of waste dump 3 will be lined with geomembrane and that any acid water will be collected and treated at the base of the dump. Testwork for potential acid rock drainage has been completed and the results show there is some potential for acid production but this is manageable. Testwork is ongoing.

The three dumps as currently designed do not have sufficient capacity for the expected gold oxide project waste to be mined and additional waste dump capacity is being investigated, such as shown in Figure 18.8_1.

For the sulphide PFS a waste dump was planned to the north of the final pit and this and other potential options, as shown in Figure 18.8_1, will be considered in detail during the sulphide feasibility study.

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18.6	Mineral Processing and Recoverability

The proposed mineral processing of the oxide gold ore and the porphyry copper primary and secondary copper ore is discussed in detail in Section 16. The gold bearing oxide material will be processed via a dump (run-of-mine ore, no crushing) leach and the copper sulphide ore will be treated via a conventional grinding and flotation circuits.

The dump leach will consist of a two stage pad leach operation, processing approximately 24,000tpd of oxide material, over 7 years for a total of approximately 57.4Mt of ore. Gold recovery is assumed to be 80% and gold production from the dump leach is estimated to total 634,000 ounces.

The primary and secondary sulphide ore along with any of the copper-rich oxide material that is not amenable to dump leaching will be milled onsite in a 24,000tpd per day flotation plant. It will consist of a crushing and grinding circuit generating an 80% passing 95 microns pulp that will be processed via a conventional flotation circuit with rougher, pre-cleaner, regrind and three cleaning stages to produce a copper-gold concentrate grading approximately 28% Cu at 88% recovery. Total gold recovery to the copper concentrate is approximately 40%. Total metal production for the milling circuit is expected to be 1.2 billion pounds of copper and 675,000oz of gold over a 21 year period.

18.7	Tailings Storage

Golder Associates (Golders) were engaged by Iamgold to provide advice with respect to tailings storage for the La Arena Project. The work undertaken by Golders comprised a scoping level Tailings Disposal Options Study completed in August 2006. This was followed by a technical memo dated September 2006 which provided additional information and refinements to the August options study.

The tailings storage facility (TSF) design presented in the PFS was for a tailings production of 100Mt over 11.4 years at 24,000t/day. The study was based on assumed parameters, as no geotechnical investigations or tailings testwork has been carried out. Some of the mine waste from pits is understood to be potentially acid forming (PAF). No geochemical testwork was carried out on the tailings, and Golders assumed that the tailings would be PAF.

The options study examined four basic disposal types and seven options / sites including two options for cyanide tailings disposal.

The disposal options considered were conventional slurry, thickened tailings, paste and filtered tailings. Sites were selected based on watershed considerations and risk, with the risk assessment focussed on potential environmental impacts, particularly potential impacts on the local population. It was concluded, based on the options study that thickened tailings disposal was the preferred option over conventional slurry disposal based on a cost per tonne and lowest risk. No detailed cost estimates, with breakdowns, were presented as part of the options study.

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18.7.1	Design

The TSF, as documented in the PFS, was not at a site identified in the Golders August 2006 study but it was included in the later Golder memo. The current TSF site was adopted in order to reduce disturbance outside the catchment where the pits and waste dumps will be located and hence would already be potentially impacted. The TSF is in the sub-catchment referred to as the Sayapampa sub-basin. A water treatment area will be located downstream of the TSF, below a confluence of several watercourses.

The proposed TSF will be a side of hill type facility. A downstream containment embankment will be constructed utilising mine waste from the pit operations. Tailings from the mill to the disposal site will be pumped at nominally 50% solids. At the disposal site the tailings will be further thickened to 65% solids. Tailings will be discharged via several open end discharges to form a sloped beach to the containment embankment. Bleed water and rainfall runoff would filter through the embankment and report to the water treatment downstream. Golders stated that the upstream slope of the embankment would require a sand filter to prevent tailings migrating into the waste rock.

It is understood that the documented TSF will have a storage capacity for approximately 32Mm³, however the required capacity for the PFS mine life (16 years) is approximately 65Mm³, that is a TSF asset life of 5 to 6 years. The PFS comments that there may be a potential for in-pit tailings storage late in the mine life, after 7 years, but this may not be practicable and shouldn’t be counted on. The mineral reserve tonnes reported in this report (160Mt) are also significantly greater than the PFS, meaning even more tailings storage will be required. The Golders Disposal Options Study (2006) identified 5 flotation tailings sites, 4 of which should have more than sufficient capacity to store 33Mm³ of additional tailings.

Rio Alto has not yet filed any permit applications for the TSF.

18.7.2	Discussion

The design beach slope adopted was 5% for thickened tailings and 10% for paste tailings. Based on Coffey’s experience at base metal mines in Australia, the 5% beach slope for a tailings thickened to 65% may be optimistic unless the tailings have a coarse grind. The consequence of shallower beach slopes would be a larger downstream containment embankment.

The estimated cost for the tailings dam and tailings line (upfront capital, US$3M plus 1st stage, US$2.9M and 2nd stage US$14.1M, costs) is US$20 million. This represents a cost per m³ of tailings disposed of approximately $0.3 to 0.35/m³ which is not unreasonable (but may be underestimated by some $0.10/m³). It should also be noted that staging is not mentioned in the text relating to the TSF, only capacity details as mentioned.

No comment on TSF water balance / water return was made in the PFS. However there was comment that the evaporation is greater than precipitation between May and August, otherwise precipitation exceeds evaporation for the remainder of the year.

Table 18.7.2_1 presents a desktop assessment of the key risks associated with tailings storage. Please note the category (low, medium, high) is a subjective assessment of the residual risk at present. That is the risks may lower in the future as additional information becomes available (ie tailings geochemical testing).

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Table 18.7.2_1 La Arena Project Tailings Storage Risk Analysis
Subject		Category	Comment
Design	Inclusion of sand filter layer on embankment upstream face	Low to Medium	Greater construction cost.
Construction	Cost overruns due to haul distance from pit or Contractor pricing above expectations	Medium	Contingency to be allowed in budget.
Operation	Beach slope being shallower than design	Low to Medium	Possible higher downstream embankment required. Additional cost.
	ARD. Large area of tailings beaches potentially exposed during operations	Low to Medium	Potentially greater treatment costs. Tailings geochemical characterisation required.
	TSF stability	Low	Thickened tailings concept adopted. Project area has high seismicity.
Closure	TSF stability	Low	Thickened tailings concept adopted. Project area has high seismicity.
	ARD. Erosion of cap on TSF exposing tailings	Medium	Tailings geochemical characterisation required before proceeding to next phase. Thicker cap maybe required hence greater closure costs.

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18.7.3	Closure

No specific details appear to be provided on the closure of the TSF although B&G Engineering have estimated preliminary closure costs for the TSF of $4.2M in 2008.

The potential of erosion of any mine waste cap, which may expose PAF tailings, is one issue that will need to be carefully considered. Closure issues in relation to the TSF design concept should be addressed in more detail as the project proceeds to the next stage.

18.8	Site Layout

The project is designed to fit in a relatively compact site where only one watershed is affected and only one final effluent will need to be controlled. A plan of the site layout is shown in Figure 18.8_1.

Restricting all major items within one watershed to limit the project impact on the area is a suitable aim but it may be difficult to adhere to with more detailed planning for the sulphide project. The layout of items related to the sulphide project is currently conceptual and subject to completion of a full feasibility study.

Approximately 6km of the new public road will require relocating.

Areas for stockpiling topsoil and low grade material for the sulphide project have not yet been identified and will need to be considered in future work. In general topsoil would be stockpiled as close to where it was removed from if this is where it will be used later, such as tailings and dump areas. For the rest, to reduce costs later, it would also be stockpiled near to it’s final use. The volumes/areas for topsoil are not large so this is not a material issue. The stockpiled low grade copper ore could exceed 3Mt during the mine life and should be as near to the crusher as possible, which is currently limited in area.

18.9	Mine Production Schedule

18.9.1	Gold Oxides Dump Leach

The mining production schedule for the gold oxide project has been completed by Minera Ingeniera y Construccion S.A.C. and reviewed by Coffey Mining. In the first year, 2011, the ore processing rate has been set at 10,000tpd and increases to 24,000tpd from year 2, 2012.

A summary of the schedule is included in Table 18.9.1_1.

18.9.2	Copper Sulphides

In the 2006 PFS five mining areas were defined for planning purposes, and the mine production schedule took into account the ore characteristics of each mining area. One major constraint impacting the mine production schedule is the limitation of secondary ore to mill to a maximum of 15% of the total mill feed and the lack of stockpiling space.

As discussed in Section 18.5.2 the sulphides pit shell is significantly larger than the PFS pit design, due to copper and gold prices having increased significantly more than costs since 2006. This has also resulted in the cutoff grade reducing and previously uneconomic mineralization now being included in the Reserves and a resultant reduction in the strip ratio.

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Table 18.9.1_1 La Arena Project Gold Oxides Mining Schedule
Period (Year)	Calaorco Pit						Ethel Pit			Total
	Starter Pit			Final Pit
	Ore (kt)	Ore Grade (g/t)	Waste (kt)	Ore (kt)	Ore Grade (g/t)	Waste (kt)	Ore (kt)	Ore Grade (g/t)	Waste (kt)	Ore (kt)	Ore Grade (g/t)	Recovered Gold (oz)	Waste (kt)	Total Material (kt)	Strip Ratio
1	3,179	0.73	2,221	685	0.23	3,288	1,307	0.38	3,518	5,172	0.57	76,300	9,027	14,199	1.8
2	1,613	0.93	1,097	2,809	0.35	8,015	3,323	0.49	4,558	7,744	0.53	104,800	13,670	21,415	1.8
3	2,700	0.73	2,410	6,051	0.29	11,607				8,751	0.43	96,700	14,018	22,769	1.6
4	726	0.85	344	11,804	0.26	14,029				12,530	0.30	95,800	14,373	26,903	1.2
5				10,570	0.38	13,472				10,570	0.38	103,500	13,472	24,042	1.3
6				9,357	0.51	13,062				9,357	0.51	122,800	13,062	22,420	1.4
7				2,955	0.46	715				2,955	0.46	34,800	715	3,670	0.2
Total	8,218	0.78	6,072	44,232	0.37	64,189	4,630	0.46	8,076	57,080	0.43	634,600	78,338	135,418	1.4

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Rio Alto has not yet done any detailed mine scheduling for the sulphide project and have used a simplified mine schedule in their financial model using average mining rates, average strip ratios and average grades. This is summarized in Table 18.9.2_1 and this will be fully revised as part of the sulphide feasibility study.

Table 18.9.2_1 La Arena Project Preliminary Sulphide Project Production Schedule
			Years			Total
			4	5-23	24
Mining	Ore Production	Mtpa	7.2	8.4	8.2	175
	Waste Mined	Mtpa	7.2	8.4	8.2	175
	Au Grade	g/t	0.3	0.3	0.3	0.3
	Cu Grade	%	0.37	0.37	0.37	0.37
Metal to Concentrate	Au (Recovery 40%)	grams	864,000	1008000	984000	21,000,000
	Cu (Recovery 88%)	t	23,443	27,350	26,699	569,800
		oz	27,779	32,408	31,637	675,176
		lbs	51,682,879	60,296,692	58,861,056	1.26 Billion
Payable Metal	Au (96.5% paid)	oz	26,806	31,274	30,530	651,545
	Cu (96.5% paid)	lbs	49,873,978	58,186,308	56,800,919	1.21 Billion

18.10	Project Infrastructure and Services

The infrastructure and services required to support the La Arena Project includes; site roads (access and re-route), campsite complex, administration building, warehouse, mining equipment workshop, fuel and lubrication storage and dispensing, explosives storage, municipal works including potable water, industrial water, sewage treatment, power distribution, telecommunication and security buildings.

The requirements for infrastructure and services for the gold oxide project have been completed in detail but no update to the PFS has been done for the sulphide project.

18.10.1	Roads

The site access road is discussed in Section 5.1.

The development of the sulphide project will require the construction of a bypass road, for a portion of the newly upgraded Trujillo-Huamachuco road crossing the concession. The cost of this deviation of the road will be charged to the company.

Five (5) alternatives were considered in the PFS. This diversion will be revised during the next stage of work but an allowance of $4.1M has been included in the capital cost.

There will be a requirement to construct a number of site roads and those for the gold oxide project have been included as part of the initial construction or during mining operations later on.

The site roads will vary in width depending on the traffic planned to use them and will be built from onsite materials. Adequate drainage work is also a necessity. A total of 5km of site roads were included in the sulphide PFS.

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18.10.2	Accommodation

The existing exploration camp located 1km from the mine site above the high water level near the Yamobamba River has capacity for 45 people. For the gold oxide project a new accommodation camp for 300 people will be built near the mining contractor’s infrastructure. This camp will have enough space to be increased to accommodate 600 people as the gold oxide project reaches full production and the sulphide project nears development.

In the meantime, during the oxide gold construction phase, it is intended to accommodate people in Huamachuco until the site camp facilities are completed. The company also plans to bus locally based employees in from villages and towns in the area.

The accommodation requirements for the sulphide project will be evaluated in the next stage of work.

18.10.3	Offices, Workshops and Storage

GyM STRACON proposes to construct an office and workshop facility similar to those utilized by GyM STRACON at other mining projects in Peru. The maintenance facility will be appropriate in size for the proposed mining fleet and shall include a secure warehouse, a wash point, welding facility, lubricant storage and dispensing equipment. Oil separation sumps for storm water run-off from the workshop area will be incorporated.

In the sulphide project PFS the administration office is 1,350m² and includes office space, open work stations and training, conference, reproduction and service rooms. Mine site security offices and dry area/change rooms are located in the building.

The truck shop in the PFS is a structural steel building of 20m by 90m, covered by pre-painted metal siding and roofing. For the development case of contract mining this building may be provided by the contractor but for adequate vehicle bays, welding area, offices and parts and consumable storage a larger building will be required.

A separate light vehicle maintenance and repairs workshop for all of the owner’s fleet is also required but in the PFS this was part of the truck shop.

A wash bay of 225m² to accommodate high pressure wash down of the haul trucks and other mine equipment was allowed for in the PFS. This includes a capture system for the sediments as well as any fugitive hydrocarbons.

The PFS warehouse is assumed to be adjacent to the administration building and will also be a structural steel building 40m in width, 60m in length and 8m in height. The building is equipped with shelving space for inventory material on one side and pallet racking on the other side. The warehouse personnel offices are within the building. A fenced yard is adjacent to the warehouse building and is used for storage of sizeable parts and bulk material.

It is expected that there will be at least three warehouses for the Project, one as part of the mining contractor’s facilities, one within the copper plant area and a third to house the remainder of the owner’s stores, including for light vehicles and dump leach consumables.

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18.10.4	Laboratories

For the gold oxide project a laboratory for mining grade control samples as well as for the operation of the leach pad, ponds and ADR facility has been designed and costed.

Rio Alto is currently soliciting bids from reputable Peru based laboratory contractors to equip and manage the on-site sample laboratory to handle samples from the gold oxide project. A contractor will be selected prior to mining commencing in 2011.

The sulphide PFS has allowed for two (2) laboratory facilities, including for the gold extraction plant which is now part of the gold oxide project. The sulphide project requirements will be updated as part of the next stage of study.

18.10.5	Fuel and Lubrication Storage

The gold oxide project mining contractor, GyM STRACON, will contract a reputable supplier of fuel and lubricants and shall install appropriate storage capacity and dispensing facilities at the project. At the date of this report negotiations with a preferred supplier were well advanced.

In the sulphide project PFS a fuel storage area is provided adjacent to the truckshop. The fuel storage capacity is designed for 284,000 litres (75,000 US gallons) and will provide for approximately one week of production. Also included is an 11,400 litres (3,000 US gallons) storage capacity for gasoline as well as a dispensing system for both products. Lube oil, coolant, transmission oil and grease will also be available.

This capacity is low and should be evaluated further after the mining design and scheduling work is updated. Fuel storage for back-up power generation also needs to be considered.

18.10.6	Explosives Storage

For the gold oxide project GyM STRACON shall be responsible for supplying, storing and handling explosives at the project and has made suitable allowances in the tender.

The sulphide project PFS included “An amount of US$750,000 is included for pumps, piping, settling ponds and also for explosives storage.” No details have been provided to Coffey Mining and although this was an inadequate allowance at that time gold oxide explosives facilities planned to be near waste dump 1 will be able utilized or expanded as needed.

18.10.7	Water

As part of the gold oxide project feasibility study Ausenco Vector has estimated the water for the dump heap operation and supporting needs. There is a growing need due to an increase in production and the pad area up to a maximum demand of 85.0m³/h. The design has considered a water supply from bores to be constructed near the Yamobamba River that will meet this demand and the demand of the entire project operation, taking into account the mine, campsites, offices, mess halls, etc.

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For the start up of the dump leach water will be collected from the leach pad and stored in the solution ponds. As pad and pond construction and initial ore dumping is planned during the wet season minimal make-up water is expected to be required until after the wet season.

The water balance prepared for the leaching operations shows that an extended dry season will require additional water but for phase 2 of the leach pad the dump leach has a positive water balance.

The design also includes the construction of a major events pond for storage of the additional flows collected in the pad area originating from storm events in the event of an unfavorable condition, as well as excess flows of the pregnant solution pond and plant. The major events pond and will have a capacity of approximately 76 600m³, which has been estimated based on the hydrological analysis, and includes a cyanide destruction plant.

The water balance of the entire site including the sulphide plant and tailings dam has not yet been completed. The PFS estimates that about 25,000m³/day of water will be needed to cover the total water make-up requirement. This value will have to be assessed properly by taking into account the seasonal river flow rate.

18.10.8	Telecommunication

The communication system for the both the oxide gold and sulphide project is comprised of seven major subsystems in the PFS. All are integrated by a computer based management system:

  Microwave Link to the National Grid.

  Mine Site – VSAT Satellite Link.

  Fibre Optic Backbone connecting all areas on site.

  Telephone System (Internet Protocol - IP).

  Radio Communication System of four channels, one for the mine operation, one for the mill operation, one for the maintenance, and one for security personnel.

  Closed Circuit Television for security purposes, particularly in the gold refinery area.

  Local Area Network and Computer Hardware.

Since completion of the gold oxide feasibility study, a number of systems have begun to be implemented including installation of a satellite communications system connecting site with Lima and the installation and implementation of an IP based telephone system.

Planned for later in 2010 and the Q1, 2011 are the following:

  Installation of a comprehensive site based network system.

  Increase the capacity of the satellite communications system to cater for much larger camp and office facilities catering for 100 people.

  The establishment of a Virtual Private Network (VPN) for data sharing between Lima and site.

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18.10.9	Power

As discussed in Section 5.4.1 Rio Alto estimates that an agreement with HIRDRANDINA and Barrick will be reached and the power line constructed for the gold oxide project prior to Q3 2011. A diesel powered generator will be used in the interim. For the future sulphide project the power demand is estimated to increase to 20Mw which will require upgrading HIDRANDINA’s power line.

The options for power supply have been discussed in the PFS. “The preferred option for the project is to extend the Trujillo Norte – Alto Chicama 138kV transmission line to La Arena by 18km. The Peruvian power regulations grant an “open-access” condition to any transmission facility built under concessions. However, since the Trujillo Norte – Alto Chicama line is privately owned by CTA (Compañía Transmisora Andina), a subsidiary of Barrick, and holds full ownership rights, an agreement will need to be negotiated with CTA to allow a connection to their existing facilities.

The transmission line has a thermal capacity above 30MVA. Technically, it can fully supply the additional load of La Arena project. The available data shows a projected load for Alto Chicama in the order of 8.5MW and 10MW was used in the PFS.”

Although Coffey has not sought expert advice on power, the available capacity is very important. As discussed in Section 16.7 the copper flowsheet has 2 x 5MW mills and Coffey believes these are possibly too small for the nominated processing rate of 1,000tph. In other words the limits to line capacity may result in a lower processing rate and more work on the total project power needs is a key issue for the sulphide project feasibility study.

18.11	Markets

Gold, copper and small quantities of silver will be produced from the La Arena project. In the sulphide project PFS and in this Report no consideration was given to the possible separate economic recovery of molybdenum.

Part of the gold will be produced on site through the gold recovery plant which extracts gold from the solutions coming from the dump leach process. Doré bars will be produced and sent to a refinery. Rio Alto has received recent quotes from a North American and Swiss refinery. For purposes of economic modelling Rio Alto used a charge of US$1.45 per ounce of doré (approximately $2.23 per ounce of gold recovered) in the evaluation to cover the costs of transportation, insurance and refining. The other portion of the gold produced for the sulphide project will be contained in a gold-copper concentrate that will be sent to a smelter.

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For the PFS Cambior Inc. mandated Neil S. Seldon and Associates Ltd (NSA) to provide current marketing and commercial key data, in order to guide Cambior in the evaluation of revenues and charges associated with the production and sale of gold-copper concentrates. Rio Alto has carried out more recent research to update the PFS.

As for the PFS a concentrate will be produced at the La Arena mine site from the Cu-Au porphyry deposit, transported by road to the port of Salaverry, Peru where it would be stored in a warehouse before being transferred onto a ship for delivery to Asian or European smelters.

18.11.1	Gold Supply and Demand

Information on the demand and supply of gold is extensive. The following is extracted from the World Gold Council’s (www.gold.org) 27 July 2010 Media Alert:

Mixed economic news around the world, concerns over a double dip recession and significant fiat currency weakness meant gold retained its lustre as a protector of wealth during the second quarter 2010 according to the World Gold Council’s (WGC) latest Gold Investment Digest, which showed:

Investor activity supported an upward trend in the gold price throughout the quarter; on several occasions breaking record highs and reaching $1,261/oz on the London PM fix.

Investors bought 273.8 net tonnes of gold via exchange traded funds (ETFs) in Q2 2010 representing the second largest quarterly inflow on record and brought the total amount of gold held by ETFs that the WGC monitors to over 2,000 tonnes.

Many assets, including global equities and commodities, experienced a period of pronounced volatility. Gold price volatility, however, remained much lower than many of these assets during the period and outperformed versus the S&P 500 Total Return Index, the MSCI World ex US Index and S&P Goldman Sachs Commodities Index on a risk-adjusted basis.

In Q2 2010, the diversity of gold’s demand base, less driven by industrial uses as many other commodities, meant that gold was one of the best performing commodities. Oil fell by 9.1% and, similarly: zinc, nickel and lead dropped by 20% quarter-on-quarter. Even platinum and palladium posted quarterly losses on the order of 6.7% and 7.9% respectively.

The price of gold has been volatile in recent times and this is expected to continue during the development of the Project. Rio Alto have undertaken research into what gold price is appropriate and have chosen US$1,000/oz as the Project base case for financial modelling. This is supported by prices and the trend over the last five years as shown in Figure 18.11.1_1.

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18.11.2	Copper Supply and Demand

Information on the demand and supply of copper is also extensive. The following is from BaseMetals.com Limited website:

Between 1900 and 2000, copper demand grew from 500,000t to around 13,000,000t, with growth accelerating since the 1950's. With some many widespread uses it is not surprising copper demand keeps growing and now with China, India and many other developing countries starting to industrialise and urbanise, demand is likely to grow. Per capita demand for copper rises as GDP per capita rises. Japan consumes around 12kg per capita, North America consumers around 10kg per capita and Europe around 9kg per capita. The large populations of China, India, Eastern Europe and South America are all consuming less than 2kg per capita.

Copper is not a particularly rare metal and it is produced in many countries. Today copper supply is made up from two sources, the majority, 88%, comes from primary production, but of growing importance is secondary supply which accounts for 12% of total refined copper supply. Secondary supply comes from recycling copper scrap.

The price of copper has been volatile in recent times. Rio Alto has undertaken research into what copper price is appropriate and has chosen US$2.50/lb as the Project base case. This is supported by prices and the trend over the last five years as shown in Figure 18.11.2_1.

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Rio Alto’s research also suggests that after a short period of oversupply of copper concentrates in 2004-2005 the market has entered a prolonged supply deficit cycle. Figure 18.11.2_2 was prepared by Alfonso Gonzáles, an independent Chilean mining analyst, and illustrates the world supply and demand for copper concentrates. The figure shows that concentrate production will not be able to meet the expanding smelting capacities until sometime during 2011 - 2013.

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The La Arena copper concentrate assays set out in the PFS include the following elements with the corresponding average grades over the life of the mine:

Cu:	28.0%

Au:	7.1 - 10.3 grams per dry metric ton (DMT)

Ag:	32.5 grams per DMT

The remaining elements in the copper concentrate will be within parameters that are generally acceptable by copper smelters and that in fact “the concentrate can be qualified as a clean concentrate without any major penalty elements.” Consequently, the La Arena concentrate will be suitable for blending with more complex copper concentrates. This should make the La Arena concentrates much sought after by copper smelters around the world. The most likely buyers for the La Arena concentrates would be smelters in Asia and Western Europe.

18.12	Contracts

As announced on 21 July 2010 and up to the effective date of this Report the only contract formally entered into was the construction contract for the gold oxide dump leach civil works with GyM STRACON. Negotiations were well advanced on other gold oxide project contracts including for the mining contract and gold processing plant construction.

18.13	Environmental and Social Considerations

Tecnología XXI S.A. was hired by Río Alto to complete the EIA for the gold oxides feasibility study. The EIA was approved on 20 July 2010.

The requirements for environmental and mine closure/reclamation bonds has been included in Section 4.

18.13.1	Environmental

The main environmental issues that may be considered intermediate risks are:

  The long term management of fresh water especially in the dry season.

  For the future sulphide project the time it takes to obtain licenses and permits from regulators as well as the time it takes to obtain the regulatory approval of the project’s Environmental Impact Assessment (EIA).

  The long term management plan for acid rock drainage (ARD) for the sulphides in waste dumps and tailings.

  The costs associated with the closure of the mine.

These risks can be mitigated by setting, from the very beginning, sound social and environmental policies together with professional management programs.

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18.13.2	Social

The main social aspects that can be considered as intermediate risks are:

  The need for ongoing relocation and acquisition of surface land from individual owners.

  The existence of mining operations located in the vicinity of the Project whose community management methods may affect the surface land acquisition as well as on how communities will perceive the project in relation to social and environmental demands.

  The expectations that the Project development will generate within the population living in or near the Project.

18.14	Taxes

Taxation details have been included as Section 4.3.4 above.

18.15	Capital Costs

The dump leach feasibility study capital costs split is shown in Table 18.15_1.

Table 18.15_1 La Arena Project Dump Leach Feasibility Capital Costs
Description	Cost ($000)
Surface Rights	444
Concession payments	284
Community Relations	356
Engineering	4,935
Plant Design	1,355
Mine Engineering	1,258
Mine Plan	120
Contract Preparation	739
EIA & Permits	297
Power Supply	160
Leach Pad 18ha	9,077
Ponds 5500 CuM	2,686
ADR Plant Phase I	7,941
Camp Construction	280
Effluent Treatment	120
Fuel Storage	20
Explosives Storage	25
Waste Pad Phase I	1,841
Topsoil Storage	399
Water Rights/Use	55
Water Treatment	80
Civil Work	10,299
Laboratories	230
Owner’s Costs	3,723
Working Capital & Contingency	4,120
Pre-production Sub Total	50,774
Pad expansion – Production phase	16,600
Total	67,374

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The PFS sulphide plant capital costs estimate break down is shown in Table 18.15_2 and this has been reviewed and updated by Coffey Mining, as explained below the table. In the March 2008 Technical Report Coffey Mining fully updated the 2006 PFS capital cost estimate and this has again been done.

Table 18.15_2 La Arena Au-Cu Project Sulphide Milling Capital Costs
Description	PFS Cost ($000)	2010 Estimate ($000)
Crushing / Stockpile	8,400	12,600
Grinding	28,700	50,300
Flotation	16,500	14,300
Thickening & Tails Storage	17,000	14,300
Water Supply	10,500	11,100
Reagents	1,510	6,700
Concentrate Thickening & Filtration	6,500	14,800
Administration / Workshops	5,530	5,700
First Fill / Capital spares	1,500	7,800
Power Supply	6,700	7,600
Infrastructure	14,800	13,200
Sub Total	117,640	158,400
Contingency	23,600	33,800
EPCM	10,000	17,900
Owners Costs & Indirects	16,900	32,200
Feasibility Study	8,000	10,000
Total	176,140	252,300

Individual areas of the PFS that are considered low are discussed below, however the total cost remains within the accepted accuracy of a pre-feasibility study.

Items that appear significantly different include major equipment costing for grinding and concentrate filtration areas. Coffey Mining has recently obtained updated pricing for similar sized mills, and would estimate the required 10MW of milling capacity to be in the order of $16M. As the milling equipment costs represents approximately 30% of the total grinding section, a figure of $50.3M has been applied to this most significant area.

Given that no filtration testwork has yet been completed, a detailed description of filtration equipment has not been specified, however given recent experience with large scale pressure and vacuum disc filter equipment costs in similar installations, the PFS estimations are considered inadequate for this size operation and have been increased.

First fill and capital spares were previously very low as key spares for only one mill would cost more than the total PFS allowance.

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As discussed in Section 18.7 the PFS capital estimates for the tailings storage is very preliminary and is also only for approximately 100Mt of tailings. Costs for tailings disposal and storage overall is similar to the PFS after allowing for the increased contingency and EPCM costs in the Table 18.15_2 2010 costs column. The tailings costs have not been increased in proportion to the increase in mill feed reserves as further more detailed work may not necessarily increase this cost.

The reduction by Rio Alto of the infrastructure capital from the PFS is mainly due to a much smaller camp and lower costs for site buildings, which is partially offset by an increase in the allowance for moving a section of the new public road, and is reasonable.

The PFS included a contingency of 20% and Coffey Mining believes this is appropriate.

The engineering, procurement and construction management (EPCM), called engineering and construction management in the PFS, equates to 8.5% in the PFS but this has been increased to 11% of the new sub-total as shown in Table 18.15_2, which is still relatively low by international standards but should be achievable in Peru.

The increase in owner’s and indirect cost estimates is mainly due to a net closure cost allowance of $7.5M (after assuming $10M as salvage value for project equipment) with some reductions made in freight, accommodation and travel due to sourcing more work from within Peru.

18.16	Operating Costs

18.16.1	Mining Costs

Mining costs are clearly the largest operating cost.

Quotations for contract mining of the gold oxides were received in September and October 2009, evaluated and negotiations held during the remainder of 2009. GyM STRACON was selected as the preferred mining contractor and subsequent detailed negotiations have resulted in an alliance type mining contract being agreed but not yet finalized with Rio Alto.

The contract mining quotation accepted as the base for the alliance contract is an average of $1.55/t mined, plus approximately $3M to cover the costs of mobilisation to site, establishment of the contractor’s facilities and demobilisation costs at the end of the contract. For the pit optimisation and financial model it was deemed prudent to include a contingency and an average mining cost of $1.74/t mined was used for the gold oxide project.

The alliance contract is based on reimbursable costs plus an agreed margin and sharing of any savings and, to a limited extent, sharing of any cost overruns. However there is significant incentive for both parties to work closely together to improve efficiencies and reduce the assumed mining costs. Coffey Mining has been present at some of the contract negotiations and believes there is sufficient trust and understanding between the parties for this type of contract to be successful.

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As part of the gold oxides feasibility study formal quotations for key consumables such as fuel and explosives were obtained and these are being converted into formal contracts.

For the sulphide project the Iamgold November 2006 PFS remains the base case but the average mining cost for the gold oxides plus 5% to cover longer surface haulage costs, or $1.82/t mined, has been used as the base unit mining cost for the sulphide project, with an allowance for costs to increase with pit depth below 3328mRL of $0.03/t mined per 12m pit depth increment. An additional allowance of $0.30/t ore has been allowed for ore rehandling costs.

18.16.2	Dump Leach Processing Costs

In the PFS and the Oxide Scoping study the dump leach operating costs were subdivided into three categories; the operation of the leach pads, the gold extraction plant (also known as the ADR, for adsorption, desorption and refining) and the laboratory.

The only real change from the PFS to the gold oxides feasibility study was an increase in power costs from $0.05/kWhr to $0.089/kWhr used in this report. This was a significant component in the increasing of processing cost per tonne from $1.27 to $1.55.

Manpower costs were assigned to each sector. The laboratory will offer services to the dump leach and also to the mill in future.

All the reagents costs and consumptions were reviewed by Coffey and cyanide usage of 0.20kg/t used is considered realistic based on the latest, detailed testwork. The unit cost of cyanide has been increased to $2.53/kg to reflect current costs.

The cost of bringing the ROM ore to the leach pad is covered in the mine hauling costs and the costs associated with levelling and ripping the dumped ore are included in the processing costs.

All other cost breakdowns and unit rates are considered appropriate.

Coffey Mining believes the cost of expanding the leach pad (and any associated increases to other infrastructure such as extra pond capacity) from the initial phase 1 pad capital cost should be treated as an operating cost, at least for determining mineral reserves and cutoff grades for operations. This is simply because if the mineral reserves increase, such as with further exploration success or a significant increase in gold price, the pad must be expanded proportionally. The PFS estimates an expansion cost of $20.43/m² of pad area with an average of 45t/m² for the PFS design. This equates to $0.45/t of ore additional cost and this cost was added to the operating processing cost for the revised pit optimisation/mineral reserve estimation process as per Section 17.2.2.

In the cashflow model all pad construction and expansion costs have been treated as capital costs.

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The dump leach processing operating cost summary is shown in Table 18.16.2_1.

Table 18.16.2_1 La Arena Project Dump Leach Processing Cost
Activity	PFS (US$/t)	Current 43-101 (US$/t)
Pad Operation	0.80	1.26
ADR	0.29	0.20
Laboratory	0.18	0.09
Total	1.27	1.55

18.16.3	Sulphide Milling and Flotation Processing Costs

The detailed breakdown of operating costs for milling and flotation in the PFS are considered reasonable and are supported by consumption rates and unit costs, with the exception of two variations to the PFS estimate. The original design criteria included a total power consumption of 17.2kWhr/t which is considered low and 20.0kWhr/t has been used in the updated estimate. An increased unit power cost of $0.089/kWhr has also been used.

Also the original maintenance and supplies component was considered inadequate, and has been adjusted using an industry standard practice of applying a fixed percentage (2.75%) of total installed costs. (The installed capital cost used was $176M and included electrical and communications, infrastructure, mill, water management, relevant indirect costs and a contingency of 20% on this sub total to allow for cost escalation since the PFS and unaccounted for items).

The summary of the sulphide milling and flotation costs are shown in Table 18.16.3_1.

Table 18.16.3_1 La Arena Project Sulphide Milling and Flotation Processing Cost
Activity		PFS (US$/t)	43-101 (US$/t)
Crushing		0.09	0.09
Grinding		0.09	0.09
	Grinding media	0.41	0.63
	Stove Oil	0.19	0.19
Flotation		0.08	0.08
Thickening & Tails		0.21	0.21
Maintenance & Supplies		0.20	0.63
Reagents	CYTEC Aero 5100	0.23	0.23
	Stove Oil	0.01	0.01
	Pine Oil	0.01	0.01
	M.I.B.C.	0.03	0.03
	Lime	0.11	0.11
Power		0.86	1.96
Labour		0.27	0.27
Freight		0.23	0.23
Total		3.02	4.77

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18.16.4	Copper Concentrate Costs

Copper producers sell their concentrate production under long term “frame” off-take agreements which are contracted directly with copper smelters. The spot cargos that may be left over for selling in the spot market are usually sold to merchants that trade in concentrates.

Frame contracts with smelters for copper concentrates of the quality to be produced at La Arena typically include the following conditions:

Material

Description of the quality of the concentrate.

Quantity

Annual quantity in dry metric tons (DMT).

Shipment

A monthly or quarterly schedule of shipments is agreed upon each year during negotiation of annual Treatment and Refining Charges.

Delivery:

Typically Cost, Insurance and Freight - Free Out discharge conditions CIF-FO (the seller pays for ocean freight and insurance, the buyer pays for the unloading of the cargo).

Prices:

Copper:	The daily LME Grade “A” Copper Cash Settlement averaged over the monthly quotational period.

Gold:	The daily London Spot Gold Quotation in US$ averaged over the monthly quotational period.

Silver:	The daily London Spot Silver Quotation in US$ averaged over the monthly quotational period.

Commercial Deductions:

Copper:	3.5% (96.5% is payable)

Gold:
for up to 1 gram per DMT there is no payment, between 1 and 3 grams per DMT the payment is for 90% of the gold; between 3 and 5 grams per DMT 93% is payable; between 5 and 7 grams per DMT 95% is payable and between 7 and 10 grams per DMT 96.5% is payable.

Silver:	for more than 30 grams per DMT the payment is 90%.

Quotational Period

The quotational period is agreed upon each year during negotiation of annual Treatment and Refining Charges but on average it corresponds to the second calendar month after the month of arrival (2MAMA).

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Treatment Charge (TC)

In US$ per dry metric of copper concentrate received – set annually.

Refining Charge (RC)

In US cents per pound of payable copper – set annually.

In the case of gold and silver a refining charge is set in the frame contract between the parties and is typically about US$6 per payable ounce of gold and $0.40 per ounce of silver.

Penalties

Penalties are assessed in $ per DMT and will vary depending on the capability of particular smelters – a penalty schedule may be set in the frame contact between the parties and may be subject to negotiation at a later stage depending on the market developments. Penalties apply for excessive amounts of metals such as Arsenic, Antimony, Lead, Zinc, Mercury, Bismuth and Selenium. The La Arena concentrate is not expected to incur any penalties.

Other

Weighing, Sampling and Moisture Determination is normally performed at the destination port and most often is supervised by an independent umpire.

Producers and smelters with frame contracts meet each year to negotiate annual TC’s and RC’s and other major contract terms.

Price Participation

A possible variation to the Refining Charge (RC) is the Price Participation (PP) clause. This clause is often required by smelters in frame contracts. Under a PP clause, the agreed upon RC has a basis price. When the price of copper to be paid is determined, this price is compared with the RC basis price. If the price to be paid by the smelter is above the basis price, a PP adjustment is awarded to the smelter though an increase in the RC. If the price to be paid by the smelter is below the basis price, a PP adjustment is awarded to the producer by a decrease in the RC. In 2005 PP awards of US 3 cents were generally instituted. At times tightness in the concentrate markets has enabled some important producers to eliminate PP adjustments.

Projected Longer-Term Equilibrium Levels for TC, RC and PP

Rio Alto’s long term copper price forecast (2015 and beyond) is $5,500/t (US$2.50 per lb) and a TC/RC level of 78/7.0 with no PP, which on a 30% Cu grade concentrate is equivalent to a charge of 17.97 US cents per lb of payable copper.

A charge of 17.97 US cents equates to 7.2% of the projected copper price of $2.50 per lb. Inherent in the projection is the expectation of a more competitive market for copper concentrates. During the period 1995 to 1H 2007 the T/C R/C charges appear to have averaged 19.85 US cents per lb of payable copper contained in 30% cu grade concentrate which is 16% of what the copper price average was for that period ($1.24 per lb).

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For export sales a TC/RC level of 78/7.0 with no PP CIF FO Main Chinese Port is equivalent to 18.75 US cents per lb of payable copper on La Arena (28.0% Cu grade at 96.5% payable) concentrate ($413/t of payable copper, or $112 per DMT of concentrate).

Ocean Freight

Copper concentrates will be loaded at the port of Salaverry. The port of Salaverry is a multi-purpose port with a maximum depth of 10m (31 feet) and has concentrate storage and loading facilities. The port is well protected from ocean swells by the natural setting and artificial breakwaters. The port is only known to close in case of heavy fog which is sometimes present for a few hours in the morning during summertime. Salaverry can accommodate Handymax size bulk carriers which can be loaded with up to 32,000 WMT of concentrate.

In the case of La Arena, concentrate production will average approximately 115,000 WMT per year for 17 years. The Cerro Corona mine is exporting copper/gold concentrate from Salaverry to Asia and Western Europe. In all likelihood Rio Alto will be selling to the same smelters as Goldfields so there may be synergies in negotiating a common ocean freight rate with shipping companies. La Arena will ship approximately two 5,000 WMT parcels per month, one to Western Europe and one to Asia. This will require 2 bulk carriers per month with a load capacity of 32,000 WMT. These loads will be transported by Handymax (45,000 DWT) bulk carriers. Existing warehouse capacity at Salaverry is able to accommodate up to 50,000 WMT of concentrates.

Ocean freight will vary depending on market conditions and parcel sizes. Increase in freight rates to $26,250 per day for Handymax class vessels, during the recent past were fuelled by China’s and India’s rapid industrialization, heavy congestion at export terminals in the Pacific and robust global economic growth creating an increase in sea trade volume. Additionally, the increase in the price of bunker oil is a cause of rising ocean freight rates.

In 2010 there is an adequate supply of bulk carriers in the market and the current Handymax rate is down to $16,000/day equating to $50 per WMT rate for concentrates.

For the purpose of long term projections Rio Alto is using an ocean freight rate of $50 per WMT of concentrate or $54 per DMT.

Land Transport from La Arena to Salaverry

A neighbouring concentrate producer provided Rio Alto with its land transport rate of $15.00 per wet metric ton of concentrate (WMT), equivalent to $16.20 per DMT, and advised that the same rate would be available for the foreseeable future.

Storage and vessel loading at Salaverry Concentrates Warehouse

A rate of $8.20 per WMT to cover: storage at Salaverry warehouse, inland transfer from warehouse to pier, loading charges and customs agent fees has been provided to Rio Alto by a neighbouring mine. There is an additional cost of $2.00 per WMT to cover port charges. The total is $10.20 per WMT equivalent to $11.02 per DMT.

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Handling Losses

Handling losses are typically 0.20% of a DMT at each transfer point. Concentrates sold will be handled twice in Salaverry (storage warehouse and loading pier). Based on a copper price of $2.5/lb the CIF FO Main Japanese Port value of the La Arena concentrate is $1,415 per DMT. Two transfer points x 0.20% x $1,238 = $5.66 per DMT. Rio Alto has provided an allowance of $5.66 per DMT of concentrate for handling losses.

Marine Insurance

Domestic transfer of production will be covered by Rio Alto’s general insurance policy. Ocean transfers must be covered by marine insurance. A typical marine insurance rate is 0.10% of the concentrate CIF Value $1,238 per DMT, therefore $1.24 per DMT.

Supervision of Weighing, Sampling, Moisture Determination and Assaying

Typically these services are performed at the port of discharge and their cost is for the account of the buyer (smelter). The copper producer has the right to be represented by a supervising company during these procedures at its own cost. The cost for assaying one sample of concentrate for Cu and Ag is about $100 for each 500 DMT or $2,000 per 10,000 DMT. This results in a total cost for a 5,000 DMT lot of about $1,750 which is equivalent to $0.35 per DMT. Rio Alto has a combined allowance for marine insurance and supervision of weighting, sampling, moisture determination and assaying of $1.73 per DMT of concentrate.

Summary

From above the concentrate costs are summarized in Table 18.16.4_1.

Table 18.16.4_1 La Arena Project Concentrate Costs
Activity		PFS (US$/DMT concentrate)	43-101 (US$/DMT concentrate)
Road haulage of concentrate		24.19	16.20
Salaverry port costs		5.91	11.02
Ocean Freight		51.08	54.00
Insurance, supervision		1.73	2.22
Smelter cost (TC)		95.00	78.00
Handling losses, Other costs		0.25% + 8.50	5.66
Refining	- copper	0.095/ lb Cu	0.07/ lb Cu
	- gold	6.00/ oz	8.00/ oz
Marketing		1% NSR value	Nil, in-house

18.16.5	General and Administration Costs

The PFS includes: “The General and Administration (G & A) Division will provide the key support services to the operating divisions. The majority of those services will be provided by La Arena’s own personnel as direct services and include such areas as general supervision and management, human resources, health and safety, security, purchasing, data processing, social aspects and accounting.

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The G & A Division for the mine and mill operations will be centralized at the La Arena mine site. A small office will be located in Salaverry to offer a better control on concentrate shipments and also to support the operation for logistic and procurement. This office will also provide close coordination with suppliers, freight carriers and will also be under the responsibility of the G & A Division.

Total G & A operating cost was estimated at $0.91 per tonne of ore processed or approximately $US10M per year.”

The PFS splits costs by Administration department and then by manpower, supplies, etc. The Management – Office department includes all site-wide costs such as insurance, camp, communications, freight, legal and general maintenance. The four biggest costs items are for insurance (21%), manpower (18%), food at the camp site (16%) and communications (6%). The summary of costs by department for an average full production year is shown in Table 18.16.5_1.

Table 18.16.5_1 La Arena Project PFS G & A Cost Breakdown
Department	Ave annual costs (US$M)
Management – Office	6.95
Human Resources	0.41
Health and Safety	0.61
Security	0.50
Purchasing	0.24
Data Processing	0.22
Social	0.24
Accounting	0.57
Salaverry	0.12
Total	9.86

Rio Alto has reduced the G&A costs due to:

  Contract mining costs include some G&A previously assumed as part of administrating owner mining.

  The plan to only have a small camp at site.

  Expectation of lower insurance costs, based on research.

Rio has assumed G&A costs of $3.5M/a for dump leach only, $9.7M/a for dump leach plus milling and $6.6M/a for milling only, which seems reasonable at this stage of study and has been supported by examples from Rio Alto.

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18.17	Project Economics

The PFS included cashflow estimates and financial analysis based on the operating costs and capital expenditures presented in the PFS. Estimated costs were in United States dollars as of the fourth quarter of 2006. The evaluation was conducted on the basis of a stand alone project, 100% equity financing. The standard discounted cashflow method to determine the net present value (NPV) and internal rates of return (IRR) were used to determine the economic viability of the project.

Rio Alto has constructed a financial model on a similar basis for both the gold oxide project as well as updating the sulphide project PFS and this has been checked by Coffey Mining.

18.17.1	Cashflow Modelling

Rio Alto’s comprehensive model does have a number of simplifications, including average tonnes mined of ore and waste for each year at average grades for the sulphide project; average mining, processing and administration costs for all years; gold and silver revenue from the dump leach being produced without any time delay and constant metallurgical recoveries.

The key assumptions used include:

Revenue

  Copper at $2.50/lb.

  Gold at $1000/oz.

  Silver at $12/oz, based on constant grade of 0.08g/t and 80% recovery

  No revenue allowed for molybdenum.

Financing

100% equity assumed.

Taxes

  80% of Capex subject to IGV (VAT), refunded in following year

  Worker’s participation tax 8% of pre-income tax income

  Income tax rate 30%

  No withholding tax allowed.

  Peru government royalty varies from 1% to 3% of revenue net of allowed deductions

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Physicals – Production Basis

  Dump leach feed of 57.08Mt @ 0.43g/t Au.

  Mill feed of 175.0Mt @ 0.37% Cu and 0.30g/t Au.

  Dump leach mining and processing rate 3.6Mtpa from December 2010, increasing to 8.64Mtpa in 2012.

  Dump leach waste mining of 78.3Mt with annual amounts ranging from 9Mtpa to 14.5Mtpa.

  Mill feed rate of 7.2Mtpa, from January 2014 increasing to 8.2Mtpa in 2015.

  Mill waste mining rate ranging from 7.2Mtpa to 8.2Mtpa and totalling 175Mt.

  Dump leach metallurgical recovery of 80% Au.

  Metallurgical copper recovery of 88% Cu and 40% Au to concentrate.

  Gold produced 1,285koz.

  Copper produced 1,203Mlb.

It should be noted that the mill feed used in the cashflow model is a conservative 0.37% Cu compared to the Reserves grade of 0.38% Cu and the ore tonnes (175Mt) is also a bit lower than the pit shell Reserves (187Mt) as the bottom of the pit shell may be impractical to mine, hence there is reasonable upside potential for revenue.

Capital Costs

  Total capital cost of $320M (net of IGV).

  Includes EPCM costs of mill and related infrastructure of 11% and overall 21% contingency.

Operating Costs

  Dump leach ore and waste mining cost $1.74/t and mill ore and waste mining cost $1.82/t.

  Dump leach processing cost $1.55/t.

  Mill processing cost $4.77/t.

  G&A cost of $0.72/t for dump leach ore, $0.95/t for mill ore.

The primary results from the financial model are:

Cashflow (after tax)

  Maximum negative cumulative cashflow during mill construction in year 3 of approximately $130M.

  Cumulative cashflow positive from year 5.

  Total net cashflow of $1,015M in year 25.

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Financial Results

  After tax internal rate of return (based on 100% equity) 40%.

  After tax bet present value (NPV) of $348M at a discount rate of 8%.

  Payback period, from start of mill, is less than 12 months.

  Cash cost gold (dump leach only) $508/oz.

  Cash cost copper (including gold credits) $1.10/lb.

Sensitivity analysis has been on all key variables including metal prices, metallurgical recovery, ore grades and capital and operating costs. As expected the Project is most sensitive to copper and gold price, followed by gold recovery in the mill (on the positive side) and copper grade to the mill (on the negative side) within a reasonable expected range for these key parameters.

The annual cashflow is summarized in Table 18.17.1_1. Cash in is defined as revenue less government royalty. Cash out is capital and operating costs. Tax includes worker participation and income tax.

Table 18.17.1_1 La Arena Project Cashflow by Year
Year	Au (koz)	Cu (Mlbs)	Revenue ($M)		Cash Out ($M)	Cash Costs		Tax ($M)	After Tax Cashflow ($M)
			Au	Cu		Per oz	Per lb
2010					30.8				4.2
2011	76.8		76.6		39.3	470		6.1	30.2
2012	104.7		104.3		56.7	523		4.7	41.5
2013	96.0		95.7		288.2	619		6.5	-200.3
2014	122.0	49.5	95.0	146.9	196.5	790	1.10	6.1	34.3
2015	135.5	57.8	104.0	171.4	152.4	631	1.10	14.2	102.8
2016	153.2	57.8	121.7	171.4	157.5	493	1.10	27.8	101.3
2017	66.1	57.8	34.7	171.4	107.1	339	1.10	17.7	77.3
2018	31.2	57.8		171.4	94.8		1.10	11.6	62.2
2019	31.2	57.8		171.4	94.9		1.10	20.8	52.9
2020	31.2	57.8		171.4	94.9		1.10	24.4	49.3
2021	31.2	57.8		171.4	94.9		1.10	25.1	48.6
2022	31.2	57.8		171.4	94.9		1.10	25.6	48.1
2023	31.2	57.8		171.4	94.9		1.10	25.8	47.8
2024	31.2	57.8		171.4	94.9		1.10	26.0	47.7
2025	31.2	57.8		171.4	94.9		1.10	26.0	47.6
2026	31.2	57.8		171.4	94.9		1.10	26.1	47.6
2027	31.2	57.8		171.4	94.9		1.10	26.1	47.5
2028	31.2	57.8		171.4	94.9		1.10	26.1	47.5
2029	31.2	57.8		171.4	94.9		1.10	26.2	47.5
2130	31.2	57.8		171.4	94.9		1.10	26.2	47.5
2031	31.2	57.8		171.4	94.4		1.10	26.2	47.9
2032	31.2	57.8		171.4	96.3		1.10	26.2	46.0
2033	31.2	57.8		171.4	97.8		1.10	26.3	44.5
2034	30.5	56.4		167.3	96.4		1.10	25.7	42.4
2035					-1.9				1.9
	1285	1203.1	632	3570.8	2645.1	508	1.10	503.5	1015.8

Note:	Totals may not add due to rounding.
Gold cash cost per ounce is for dump leach gold only, copper cash cost per pound includes gold credits.

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18.17.2	Sensitivity Analysis

The sensitivity to copper and gold price and capital and operating costs is shown in Figure 18.17.2_1.

An alternative sensitivity analysis is to show the key variables within a reasonably expected range, as shown in Table 18.17.2_1. A simple addition of each optimistic and pessimistic cashflow effect column gives an indication of the likely best and worst case scenarios.

Table 18.17.2_1 La Arena Project Sensitivity Range Table
Parameter	Estimated Life-of-Mine Benefit (Cost)
	Optimistic		Base Case	Pessimistic
	% Change	Cashflow Differential $M		% Change	Cashflow Differential $M
Revenue
Copper price	20 ($3.00)	376	$2.50/lb	10 ($2.25)	(188)
Gold Price	20 ($1,200)	161	$1000/oz	10 ($900)	(81)
Gold Grade – dump leach	5	20	0.43g/t Au	5	(20)
Copper grade – mill	5	81	0.37% Cu	5	(81)
Metallurgical recovery – dump leach	5	20	80%	5	(20)
Copper recovery – mill	2	33	88%	3	(49)
Gold recovery – mill	50	202	40%	5	(20)
Costs
Mining Operating Cost (average)	5	28	1.80	10	(56)
Processing Operating Cost – dump leach	5	4	1.55	10	(9)
Processing Operating Cost – mill	5	27	4.77	10	(54)
Concentrate Costs	10	11	161.44/DMT	20	(65)
G&A Costs (milling only)	5	4	$6.2M/a	15	(13)
Capital Costs	5	9	$320M	15	(28)
Total	Best Case	+975	$1015M cash	Worst Case	(630)

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18.18	Proposed Project Development Schedule

Rio Alto began engineering and development work for the La Arena Gold Oxide Project in June 2009. This work involved the engagement of various consultants and contractors to complete geotechnical, geomechanical, hydrogeological, mine design and other work to complete a Feasibility Study for the project.

The company also filed an EIA for the La Arena gold oxide project with the MEM in September 2009 and held a number of community workshops and public hearings as part of the EIA process in late 2009.

In April 2010, the company´s metallurgical consultant, HLC completed column leach testwork and in May 2010, the feasibility study and detailed engineering design for the La Arena gold oxide project was completed (by Ausenco Vector and HLC).

On receipt of the EIA approval, the company commenced the permitting procedures for construction and other related authorizations from the relevant authorities which is currently ongoing.

In July 2010, La Arena S.A., titleholder of the Project, selected Consorcio TIWU (GyM-STRACON) as its civil works contractor to build the leach pad, waste dumps and related infrastructure for the gold oxide Project. GyM S.A. (Graña y Montero) is one of the largest and most experienced civil work contractors and engineering service providers in Peru. STRACON is a civil work service provider specializing in mining operations in New Zealand and Peru. Both companies have been successfully operating jointly in the Peruvian mining sector for eight years.

Construction work will start once the relevant contracts have been executed and permits have been issued by the DGA. Provided that no extreme weather conditions occur Rio Alto expects to place ore on the leach pad in December, 2010.

Once Rio Alto has obtained funds it will begin development of a detailed plan of all work required for the sulphide project, including further drilling, metallurgical and other testwork, studies into all aspects of the project plus the detailed plan for the EIA that will need to occur. Rio Alto is currently scheduling commissioning of the mill four (4) years after the start of the dump leach.

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19	INTERPRETATION AND CONCLUSIONS

The pertinent observations and interpretations which have been developed in producing this report are detailed in the sections above.

From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by Coffey Mining to be at feasibility study level and the sulphides project is at pre-feasibility level, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and makes a reasonable return on expected funds to be expended.

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20	RECOMMENDATIONS

The November PFS included a list of items under recommended work and the relevant items have been included below along with additional recommendations made by Coffey Mining.

A detailed analysis of what is required to be completed in the next stage of feasibility study for the sulphide project has yet to be completed and it is recommended this be done as soon as time and funds permit. There are a number of project areas that are not yet to PFS level and these should be examined to see if any are on the project critical path before appointing any engineering group to begin detailed design and engineering work on the sulphide part of the Project.

20.1	Geology and Resources

The majority of the estimated resources are in the Indicated category. The drillhole spacing is largely 50m to 65m and a degree of uncertainty remains about the local geological and grade continuity. Infill drilling is required before progressing to definitive feasibility studies and mining. The deeper and peripheral areas are sparsely drilled and require infill drilling if they have potential to be converted to Reserves. Targeted infill drilling, locally to a regular spacing on 25-30m sections is recommended.

Sterilisation drilling of the gold oxides infrastructure areas has been done but additional areas for the sulphide project also needs to be done.

A reverse circulation twinning program is recommended to determine the potential effect of water washing out fine gold along fractures in diamond drilling as this may potentially result in an upgrade in the current gold grades.

Consider grade control needs in more detail, including in areas not being blasted as well as areas affected by groundwater. An initial RC grade control program for the gold oxide project has been planned and will soon be carried out.

In order to replicate expected mining recovery on a selective mining unit (SMU) scale, it is recommended to use a non-linear estimator approach, such as uniform conditioning (UC) or Multiple Indicator Kriging (MIK).

20.2	Mining

  Complete testing and characterisation of waste materials for potential ARD.

  Expand gold oxide and sulphide project waste capacities within fully designed dumps.

  Geotechnical oriented boreholes are required in the final sulphide pit walls. A reassessment of the waste rock properties, walls stability parameters and pit slope angles need to be done.

  As part of the sulphide feasibility study the gold oxides hydrogeological study is required to be expanded to better determine the likely impact of groundwater on sulphide pit wall stability as well as to determine control, pumping and disposal needs for the groundwater.

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  Work on optimal bench heights for the sulphide project including estimates of ore loss and expected dilution.

  Based on bench height work plus explosives distribution drill and blast needs to be investigated in detail.

  A full review of the site layout, including the location of waste dumps, tailings storage, infrastructure and all associated haulage and access roads and services is required at an early stage in the sulphide project feasibility study.

  Do an initial study into the amount of mill ore expected to be re-handled.

20.3	Metallurgy

For the sulphide project:

  Follow up comminution testwork including JK SAG parameters to aid equipment sizing and selection.

  Further flotation testwork on a blend of primary and secondary ore that is representative of mill feed.

  Further investigate flotation tail cyanidation - possible to increase overall gold recovery by ~30%.

  Further investigate reagent selection and optimisation with respect to copper and gold recovery.

  Complete ancillary testwork such as filtration, settling etc.

  Tails characterization and deposition

  Investigate molybdenum extraction/recovery and cost viability.

20.4	Infrastructure

  Start negotiations with electrical generators and transport suppliers.

  Geotechnical drilling for sulphide project buildings and infrastructure needs to be done.

  Characterize top soil/clay material for construction and reclamation purposes. (Precise quantity and quality).

  Stockpiling location close by mill site will need to be identified.

  Complete the investigation and study regarding concentrate transportation, storage and possible infrastructure required at port facility.

  The tailings storage option presented in the PFS documentation is adequate for use as a ‘base’ option in future studies. As part of future studies, review of the tailings storage location options, capacities, PAF work, and disposal options is required.

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20.5	Social

  Complete relocation plan.

  Complete negotiations and proceed with purchasing the land required for the project.

20.6	Environmental

  Complete the piezometers installation and conduct hydrology study of the area.

  Complete water balance calculations within final footprint and specifications for the project.

  Complete environmental sampling campaign on the final footprint (extension on the north sector to the village of Raumate).

  Conduct kinetic tests on waste material.

20.7	Estimated Costs of Recommendations

Effectively all these costs have been allowed for in the Rio Alto build-up of the Feasibility Study cost of $10M, as included in Section 18.15 and as reviewed by Coffey Mining and deemed reasonable.

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21	REFERENCES

“A Review of the La Arena Porphyry Model, Peru”, S.J. Meldrum, February 2005

“Comments on the Terra Amarilla, El Toro and La Arena Projects in the Huamachuco District, Peru, Corbett Geological Services, November 2004.

Detail Engineering Report HEAP LEACHING CONSULTING Rev 0, October 2010 (Including Detail Design for ARD Plant – Architectural, Civil, Mechanics, Electrical, Instrumentation & Control, Sanitary, Power supply, water supply and Plant Facilities)

“Environmental Impact Assessment (EIA), TECNOLOGIA XXI, September 2009. Approved by MEM RD234-2010-MEM/AAM July 2010.

“Exploring Possibilities for Tailings Disposal in the Quebrada Saya Pamba Valley La Arena Project, Peru”, Golder Associates, September 2006.

Feasibility Study Report HEAP LEACHING CONSULTING Rev B, July 2010 (Including Industrial Sample, Metallurgical Investigation, Process design for ARD Plant –Architectural, Civil, Mechanics, Electrical, Instrumentation & Control, Sanitary, Power supply, water supply and Plant Facilities including Laboratory)

“Feasibility Study Report, VECTOR PERU S.A. Rev B May 2010 (Including Alternative Analysis, Seismic Analysis, Geotechnical Study, Pit Slope Design, Hydrogeological Study & Water Balance, Cost Estimation).

“Iamgold Fourth Quarter Activity Report – January 2007”, Iamgold Corporation, January 2007.

“La Arena Detail Engineering VECTOR PERU S.A. Rev B August 2010 (Including Civil Design for Pad, Ponds and Waste Disposals and QA/QC Manual for Construction)

“La Arena Project, Peru – Pre-feasibility Study”, Iamgold Corporation, November 2006.

“La Arena Project, Peru – Scoping Study (Oxide Option)”, Iamgold Corporation, March 2007.

“La Arena Tailings Disposal Options Study”, Golder Associates, August 2006.

“Leach Pad And Ponds Pre-Feasibility Study La Arena Project”, Vector Peru S.A.C., August 2006

“Mine Operation Cost Analysis Review La Arena Project”, SVS Ingenieros S.A.C. March 2008.

“Pit Slope Stability Study”, DCR Ingenieros S.R.Ltda, July 2006.

“Revised Preliminary Social & Environmental Due Diligence & Risk Report for the La Arena Project (Rio Alto Mining Limited)”, B&G Engineering SAC, March 2008.

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22	DATE AND SIGNATURE PAGE

The effective date of this Report is July 31 2010.

[signed]
B Nicholls	B.Sc Geol. MAIG
Associate Consultant

28 October 2010

[signed]
L J Kirk	B.E (Min), FAusIMM
Chief Mining Engineer
Coffey Mining Pty Ltd

28 October 2010

[signed]
D A Corley	BAppSc (Geol) BSc (Hons), MAIG
Associate Resource Geologist
Coffey Mining Pty Ltd

28 October 2010

[signed]
Chris Witt	BSc (Chemistry) MAusIMM
Senior Consultant - Metallurgy
Coffey Mining Pty Ltd

28 October 2010

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23	CERTIFICATES OF AUTHORS

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, July 31 2010, Rio Alto Mining Limited

1.

I, Beau Nicholls, was employed from 2000 to February 2010 as a Consulting Geologist with the firm of Coffey Mining Pty. Ltd. of 1162 Hay Street, West Perth, Australia, 6005. I now work as the Technical Director of Middle Island Resources. My residential address is number 10A Weston Street, Carlisle Western Australia and I do hereby certify that:.

2.

I am a practising geologist with 15 years of Mining and Exploration geological experience. I have worked in Australia, Eastern Europe, West Africa and currently Brazil. I am a member of the Australian Institute of Geoscientists (“MAIG”).

3.

I am a graduate of Western Australian School of Mines – Kalgoorlie and hold a Bachelor of Science Degree in Mineral Exploration and Mining Geology (1994). I have practiced my profession continuously since 1995.

4.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

5.	I visited the property that is the subject of this Report on August 3 and 4, 2009.

6.	I am responsible for Sections 6-15 of this report.

7.	I am co responsible for Sections 1, 2 and 19-21 of this report.

8.

I hereby consent to the use of this Report and my name in the preparation of documents for a public filing including a prospectus, an annual information filing,, brokered or non-brokered financing(s), or for the submission to any Provincial or Federal regulatory authority.

9.

I have read and understand National Instrument 43-101 and am independent of the issuer as defined in Section 1.4 and prior to visiting La Arena I had no involvement in or knowledge of the property that is the subject of this Report.

10.	I have read the National Instrument and Form 43-101F1 (the “Form”) and the Report has been prepared in compliance with the Instrument and the Form.

11.

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Property that is the subject of this report and do not hold nor expect to receive securities of Rio Alto Mining Limited.

12.

As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Western Australia, Australia, on 28 October 2010

[signed]
Beau Nicholls	B.Sc Geol MAIG
Associate Consultant

La Arena Project, Peru – MINEWPER00640AB	Page: 155
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, July 31 2010, Rio Alto Mining Limited

1.	I, Linton J Kirk, Employee and Chief Mining Engineer of Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia, Australia, do hereby certify that:-

2.	I am a fellow of the AusIMM (Australasian Institute of Mining and Metallurgy), and a ‘Qualified Person’ in relation to the subject matter of this report.

3.	I graduated from the University of Melbourne, Melbourne, Australia with a B.E (Min) Degree in 1976. I have practiced my profession continuously since 1976.

4.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

5.	I visited the property that is the subject of this Report in November 2007 and April 2010.

6.	I am responsible for Sections 4, 5, 17.2 and 18, except 18.6, of this report.

7.	I am co responsible for Sections 1-3 and 19-21 of this report.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.	I have read and understand National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.4.

10.	I have read the National Instrument and Form 43-101F1 (the “Form”) and the Report has been prepared in compliance with the Instrument and the Form.

11.

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Property that is the subject of this report and do not hold nor expect to receive securities of Rio Alto Mining Limited.

12.

As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Western Australia, Australia, on 28 October 2010.

[signed]
L J Kirk	B.E (Min), FAusIMM
Chief Mining Engineer
Coffey Mining Pty Ltd

La Arena Project, Peru – MINEWPER00640AB	Page: 156
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, July 31 2010, Rio Alto Mining Limited

1.	I, Chris Witt, am a Senior Consultant - Metallurgy with the firm Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia, Australia, do hereby certify that:-

2.	I am a practising metallurgist and I am a Member of AusIMM (Australasian Institute of Mining and Metallurgy),

3.

I am a graduate of James Cook University and Western Australian School of Mines and hold a Bachelor of Science (Chemistry) degree 1995 and Post Graduate Diploma In Metallurgy 1998. I have practiced my profession continuously since 1996.

4.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

5.	I visited the property that is the subject of this report in April 2010.

6.	I responsible for Section 16 and 18.6 of this report.

7.	I am co responsible for Sections 1, 2, 18.16 and 19-21 of this report.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.	I have read and understand National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.4.

10.	I have read the National Instrument and Form 43-101F1 (the “Form”) and the Study has been prepared in compliance with the Instrument and the Form.

11.

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Properties that are the subject of this report and do not hold nor expect to receive securities of Rio Alto Mining Limited.

12.

As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Western Australia, Australia, on 28 October 2010

[signed]
Chris Witt	BSc (Chemistry) MAusIMM
Senior Consultant - Metallurgy
Coffey Mining Pty Ltd

La Arena Project, Peru – MINEWPER00640AB	Page: 157
Technical Report – 28 October 2010

Coffey Mining Pty Ltd

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, July 31 2010, Rio Alto Mining Limited

1.	I, Doug Corley, am an Associate Resource Geologist with the firm Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia, Australia, do hereby certify that:-

2.	I am a practising resource geologist and I am a Member of the AIG (Australasian Institute of Geoscientists).

3.

I am a graduate of Queensland University Technology and James Cook University and hold a Bachelor of Applied Science (Geology) degree 1989 and Bachelor of Science (Honours) 1991. I have practiced my profession continuously since 1991.

4.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

5.	I have not visited the property that is the subject of this Report.

6.	I am responsible for Sections 6.3 and 17.1 of this report.

7.	I am co responsible for Sections 1 and 19-21 of this report.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.	I have read and understand National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.4.

10.	I have read the National Instrument and Form 43-101F1 (the “Form”) and the Study has been prepared in compliance with the Instrument and the Form.

11.

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Properties that are the subject of this report and do not hold nor expect to receive securities of Rio Alto Mining Limited.

12.

As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Western Australia, Australia, on 28 October 2010.

[signed]
Doug Corley	BSc (Hons) Geology MAIG
Associate Resource Geologist
Coffey Mining Pty Ltd

La Arena Project, Peru – MINEWPER00640AB	Page: 158
Technical Report – 28 October 2010